SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2000

                          PANAMERICAN BEVERAGES, INC.

                (Translation of registrant's name into English)

                Blvd. Manuel Avila Camacho, No. 40, 22nd Floor
                           Col. Lomas de Chapultepec
                              Del. Miguel Hidalgo
                        C.P. 11000 Mexico, D.F., Mexico

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---

                               Table of Contents

                                                                          Page

1.    Press Release dated February 22, 2000

1.1       Panamco Reports Fourth Quarter and FullYear 1999 Financial Results..4

2.    Miscellaneous Documents

2.1       Credit Agreement dated March 18, 1999..............................15

2.2       Facility Agreement dated January 22, 1999..........................84

2.3       Deposit and Pledge Agreement dated January 22, 1999...............115

2.4       Guarantee and Indemnity Agreement dated January 22, 1999..........132

2.5       Indemnity Agreement dated  January 22, 1999.......................143

2.6       Amendment No. 1 to Shareholder Agreement dated November 15, 1999..151

2.7       Amendment No. 1 to the Credit Agreement dated August 30, 1999.....157

Signatures..................................................................165

FOR IMMEDIATE RELEASE

                           Contact: Christian Philco
                                    Panamerican Beverages, Inc.
                                    305/856-7100

                                    David Reno/Christina Johnson
                                    Sard Verbinnen & Co.
                                    212/687-8080


                 PANAMCO REPORTS FOURTH QUARTER AND FULL YEAR
                            1999 FINANCIAL RESULTS


o Cash Operating Profit (COP) of $385.5 million for the full year 1999; 4Q99 COP of $99.9 million;

o    Share of sales increases in all countries;

o Net loss of $59.9 million, or $(0.46) per share (basic and diluted), for the year includes net foreign exchange losses of $32.7 million related to currency devaluations, facilities reorganization charges of $35.2 million, and $3.6 million of other expenses due to severe floods in Venezuela;

o Excluding special charges and the impact of devaluations, the net loss for the year would have been $(0.03) per share after taxes;

o 4Q99 net loss of $8.4 million, or $(0.06) per share (basic and diluted), including facilities reorganization charges and other expenses due to the Venezuelan floods of $28.2 million equivalent to $(0.22) per share or $(0.15) per share after taxes.

          PANAMA CITY, PANAMA, February 22, 2000 - Panamerican Beverages, Inc. (NYSE: PB), the largest soft drink bottler in Latin America and one of the world's largest Coca-Cola bottlers with operations in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, today reported 1999 fourth quarter and full year results.

          For the fourth quarter of 1999, Panamco recorded Cash Operating Profit (operating income plus depreciation, amortization and non-cash facilities reorganization charges) or COP, of $99.9 million, a 2.6 % decrease from $102.5 million in the 1998 fourth quarter, mainly as a result of cash facilities reorganization charges of $3.6 million during the quarter. Net sales for the 1999 fourth quarter were $635.3 million, down 10.4% from $709.2 million in the 1998 fourth quarter.

          Operating income for the quarter was $17.7 million compared with an operating loss of $3.5 million for the same period in 1998. Total consolidated unit case sales volume for the fourth quarter increased 1.0% to 307.1 million unit cases from 304.1 million unit cases in the 1998 quarter. The net


                                    -more
loss for the 1999 fourth quarter was $8.4 million, or $(0.06) per share (basic and diluted), compared to net income of $23.3 million, or $0.18 per share (basic and diluted) in the fourth quarter of 1998. Per share data is based on
129.7 million basic and 129.9 million diluted weighted average shares outstanding in the fourth quarter of 1999, compared to 129.6 million and 130.5 million, respectively, in the fourth quarter of 1998.

          For the full year 1999, COP was $385.5 million, down 17.7% from $468.6 million in 1998, mainly as a result of lower sales volumes, currency devaluations in Colombia, Brazil and Guatemala, and cash facilities reorganization charges of $14.9 million for the year. As a percentage of net sales, 1999 COP, was 16.0% compared with 16.9% in 1998. Net sales for 1999 were $2.4 billion, down 12.9% from $2.8 billion in 1998. Operating income was $114.4 million, including facilities reorganization charges of $35.2 million, compared with $179.7 million in 1998. Facilities reorganization charges included $14.9 million of cash items related to a workforce reduction of 3,050 people in Brazil and Venezuela, together with $20.3 million of non-cash items, mainly in connection with the shut down of five soft drink bottling plants in Venezuela.

          The net loss for 1999 was $59.9 million, or $(0.46) per share (basic and diluted). This included net foreign exchange losses of $32.7 million - equivalent to $(0.25) per share or $(0.18) per share after taxes - and facilities reorganization charges and other expenses related to severe floods in Venezuela in December 1999 totaling $39.6 million - equivalent to $(0.31) per share or $(0.21) per share after taxes. This compares to net income of $120.3 million, or $0.93 per share basic and $0.92 diluted earnings per share in 1998. Per share data is based on 129.7 million basic and 130.0 million diluted weighted average shares outstanding in 1999, compared to 129.5 million basic and 130.8 million diluted shares in 1998.

          Francisco Sanchez-Loaeza, chairman and chief executive officer of Panamco, said: "Panamco's 1999 results were impacted by macroeconomic weakness in Venezuela, Colombia, Brazil and Guatemala, and major currency devaluations in Colombia, Brazil and Guatemala. While we had no control over these matters, during the year we sharpened our focus on controlling costs and expenses, and successfully maintained a strong Cash Operating Margin, which fell only 30 basis points (excluding the cash facilities reorganization charges) in the face of a 12.9% decline in revenues. I would like to congratulate our management team, whose dedication and focus enabled us to sustain operating profitability under extremely adverse circumstances."

         Sanchez-Loaeza added: "Cost and expense reductions were not our only focus during 1999. Our innovative marketing and merchandising activities drove volume growth in Brazil, Mexico and

                                     -more-

Central America, and we increased our soft drink share of sales in all of our territories, most notably in Colombia where, with a gain of 5.3 points, we reached a record high share of sales of 66.7%. In Brazil, our new marketing strategy reversed double-digit volume declines experienced in 1998 and resulted in 7.5% volume growth for the year."

          Commenting on the growing differences between consumers in each of Panamco's markets and market segments, Sanchez-Loaeza continued: "While uniform company-wide marketing initiatives and pricing policies may have worked in the past when we operated in fewer countries, as we have expanded over the years, we have found that differences in consumer buying patterns in each of our markets demand differentiated and more localized marketing initiatives. We believe that the best way to drive profitable growth in the future will be through market segmentation, differential pricing and local branding".

          "In addition, we have begun to reassess our distribution and production systems and strategy to improve our cost structure, and are focusing on optimizing asset utilization and rationalizing capital expenditures in order to improve free cash flow. In short, Panamco has developed a "local marketing/global efficiency" business model, which will guide operations going forward and which should ensure profitable growth and superior returns in the years to come. We are confident that we are doing the right things at the right time for the benefit of our share owners," concluded Sanchez- Loaeza.

          Total consolidated unit case sales volume declined 0.9% in 1999 to
1.16 billion, from 1.17 billion in 1998, and, on a comparable basis (excluding the Brazilian franchise acquired in September 1998 and the Guatemalan franchise acquired in April 1998) decreased 2.3%. Consolidated soft drink sales volume for the period was down 4.4%, reflecting declines of 17.7% in Colombia and 22.6% in Venezuela, mostly offset by increases of 5.2% in Mexico, 7.5% in Brazil and 11.1% in the Central American region. Consolidated unit case sales volume of bottled water increased 14.6% to 208.5 million, and unit case sales volume of beer sold in Brazil, and as of February 1999 in Venezuela, increased 2.6% to 63.8 million unit cases.

          Gross profit as a percentage of net sales, excluding cash facilities reorganization charges, increased to 50.3% in 1999 from 48.6% in 1998, primarily driven by cost savings in raw materials in several countries.

          Cash Operating Expenses (operating expenses minus depreciation, amortization and both cash and non-cash facilities reorganization charges) decreased 6.4% mainly due to the effect of the devaluation of the Brazilian Real, Colombian Peso and Guatemalan Quetzal, which was partially

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                                     -4-


offset by the revaluation of the Mexican Peso, and to tight expense controls in all franchises during the year.

REGIONAL RESULTS

Mexico

          Panamco Mexico, which operates throughout central Mexico, excluding Mexico City, among other states reported net sales of $794.8 million for the full year of 1999, an increase of 24.5% compared to 1998. Soft drink net sales grew 22.9% on volume growth of 5.2% to 270.0, million unit cases.

          Water volume grew 23.8% to 136.4, million unit cases, mainly due to increased coverage in the Company's franchise territories. During the year, Panamco Mexico increased its already strong soft drink share of sales by 2.0 points to 80.2%.

          COP increased 31.1% to $173.5 million, and as a percentage of net sales, COP was 21.8% in 1999 compared to 20.7% during 1998, mainly as a result of the factors noted above, as well as lower raw material costs.

Brazil

          Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and - as of September 1998 - Mato Grosso do Sul (R.O.S.A.) regions of Brazil, reported full year 1999 net sales of $500.7 million, a decrease of 44.2% from 1998, due mainly to a 49.0% devaluation of the Brazilian Real in 1999. Despite current economic conditions, unit case sales volume of soft drinks grew 7.5%, to 235.9 million, or 1.5% (excluding the 17.9 million unit cases contributed by R.O.S.A.), primarily as a result of Panamco's promotional pricing strategy, which included among other activities promotional pricing in our different sales channels during certain periods of the month. Beer volume grew 1.8% to
63.3 million unit cases, and bottled water volume increased 14.3% to 12.7 million unit cases. Panamco Brasil increased its share of sales by 5.2 points over 1998 and 7.3 points since launching its promotional pricing strategy, reaching a total soft drink share of sales of 57.4% by year-end in its franchise territories.

          COP for the year was $35.3 million. Excluding cash facilities reorganization charges of $5.1 million, COP decreased 57.0% to $40.4 million, or 8.1% of net sales, from 10.5% of net sales in 1998. This decrease was mainly due to the devaluation of the Brazilian Real, and our promotional pricing strategy.


                                     -more-

          The cash facilities reorganization charges were related mainly to a workforce reduction of approximately 1,400 people due to the partial shut down of one of our bottling plants during the year.

          Net income attributable to Panamco for 1999 was impacted by facilities reorganization charges and foreign exchange losses totaling $33.0 million before taxes.

Colombia

          Panamco Colombia, which operates throughout Colombia, reported net sales of $397.0 million for the 1999 full year, down 19.9% from 1998. The revenue decline was mainly due to a 21.8% devaluation of the Colombian Peso over the course of the year and to decreases in soft drink and water volumes of 17.7% and 15.4%, respectively, to 153.9 million and 37.2 million unit cases. Volume decreases were attributable to the economic recession and political turmoil.

          Despite these conditions, Panamco Colombia continued strengthening its position in the market, achieving a record high soft drink share of sales of 66.7% in December 1999, up 5.3 points from December 1998.

          COP decreased 39.2% to $73.6 million, or 18.5% of net sales, compared to 24.4% of net sales in 1998, mainly due to lower sales volume.

          Panamco Colombia's net income for the year was impacted by facilities reorganization charges totaling $1.4 million before taxes.

Venezuela

          For the full year of 1999, Panamco Venezuela, which operates throughout Venezuela, reported net sales of $512.3 million, down 7.0% from 1998. Price increases totaling 13.5% in dollar terms were largely offset by an 18.0% decrease in total sales volume to 177.5 million unit cases, mainly as a result of difficult economic conditions in the country. Panamco Venezuela's soft drink share of sales increased 1.3 percentage points during the year, reaching 70.3% at December 1999.

          COP was $69.8 million and excluding cash facilities reorganization charges of $9.8 million, was $79.6 million, or 15.5% of net sales, compared with 16.1% of net sales in 1998. The lower COP margin was due mainly to a 17% salary increase in late May 1999 together with lower sales volumes.

          The cash facilities reorganization charges were related to a workforce reduction of more than 1,650 people resulting from the closing of five soft drink bottling plants during the year. In addition, the operation also registered as other expenses a $3.6 million charge resulting from asset damage due to severe floods, which occurred in December 1999.

                                   - more -

         For the 1999 full year, net income attributable to Panamco was impacted by special charges totaling $33.1 million before taxes.

Central America

          Panamco's Central American region, which includes franchises covering all of Costa Rica and Nicaragua, and half of Guatemala, including Guatemala City, reported net sales of $212.1 million for the full year of 1999, an increase of 11.4% from $190.4 million in 1998. The increase was attributable to volume growth of 12.7% to 73.8 million unit cases, partially offset by a 13.3% devaluation of the Guatemalan Quetzal. Soft drink volume grew 11.1% to 69.7 million unit cases and water volume was up 61.0% to 3.6 million unit cases. Panamco's share of sales increased to 93.3% in Costa Rica, 43.1% in Guatemala and 84.3% in Nicaragua.

          COP increased 18.6% to $45.0 million, or 21.2% of net sales compared to 19.9% of net sales in 1998, due mainly to lower raw material costs and other cost savings measures applied in all countries. This was partially offset by higher selling and administrative expenses in Costa Rica and Guatemala.

          Net income attributable to Panamco for the year was impacted by foreign exchange losses totaling $3.6 million.

          Panamco is the largest soft drink bottler in Latin America and one of the world's largest bottlers of the soft drink products of The Coca-Cola Company. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, along with bottled water, beer and other beverages. Panamco is an anchor bottler of The Coca-Cola Company.

Statements made in this press release that are not historical in nature may include "forward-looking statements" within the meaning of U.S. federal securities laws. It is important to note that these statements involve a number of risks, uncertainties and other factors that could cause Panamco's actual results to differ materially from those included in such forward-looking statements. Information concerning such factors is contained in Panamco's Annual Report on Form 20-F for the year ended December 31, 1998, and other documents subsequently filed by Panamco with the U.S. Securities and Exchange Commission (the "SEC"), all of which are available from the SEC.

                                      ###

                                [tables follow]

                                   - more -


                                                     PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                      CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                              (Stated in thousands of U.S. dollars, except per share amounts)
                                                                         ( Unaudited )


                                                                 Three months ended                     Twelve months ended
                                                                    December 31,                            December 31,
                                                        ------------------------------------   ------------------------------------
                                                             1999                1998                 1999                1998
                                                        --------------    ------------------   -------------------  ---------------
Net sales                                                   $635,345              $709,154            $2,415,817         $2,773,276

Cost of sales, excluding depreciation and                    314,413               371,290             1,191,883          1,425,246
 amortization                                           --------------    ------------------   -------------------  ---------------

        Gross profit                                         320,932               337,864             1,223,934          1,348,030

Operating expenses:

Selling, general and administrative                          217,461               235,324               823,488            879,465
Depreciation and amortization, excluding goodwill             52,933                96,563               214,539            253,112
Amortization of goodwill                                       9,041                 9,432                36,284             35,739
Facilities reorganization charges                             23,838                   ---                35,172                ---

                                                             303,273               341,319             1,109,483          1,168,316
                                                       --------------    ------------------   -------------------  ----------------

          Operating income (loss)                             17,659               (3,455)               114,451            179,714

Interest income (expense), net                               (30,205)              (29,055)             (100,110)           (85,335)
Other income (expense), net                                      758                 3,820              (39,296)             22,136
Nonrecurring income (expense), net                               ---                60,486                   ---             60,486
                                                      ---------------    ------------------   -------------------  ----------------

          Income (loss) before income taxes                  (11,788)                31,796              (24,955)           177,001

Income taxes                                                  (4,618)                 6,985                31,254            51,374
                                                      ----------------    ------------------   -------------------  ---------------

          Income (loss) before minority interest              (7,170)                24,811              (56,209)           125,627

Minority interest in earnings of subsidiaries                  1,213                 1,486                 3,695              5,305
                                                      ----------------    ------------------   -------------------  ---------------

          Net (loss) income                                  $(8,383)               $23,325             $(59,904)          $120,322
                                                      ================    ==================   ===================  ===============


          Cash Operating Profit                              $99,903              $102,540              $385,544           $468,565
                                                      ================    ==================   ===================  ================

          Basic earnings (loss) per share                     $(0.06)                $ 0.18               $(0.46)            $ 0.93
                                                      ================    ==================   ===================  ===============

              Basic weighted average shares

outstanding, in thousands                                    129,673               129,602               129,683            129,538
                                                      ================    ==================   ===================  ===============


    Diluted earnings (loss) per share                         $(0.06)                $ 0.18               $(0.46)            $ 0.92
                                                      =================    ==================   ===================  ==============


    Diluted weighted average shares outstanding, in
thousands                                                   129,850               130,524               130,005            130,792
                                                      ================    ==================   ===================  ===============

 Cash Operating Profit: Operating Income, plus depreciation, amortization of goodwill and non cash facilities reorganization charges


                                                          PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                                                              CONDENSED CONSOLIDATED BALANCE SHEETS
                                                             ( Stated in thousands of U.S. dollars )
                                                                          ( Unaudited )

                                 12/31/99               12/31/98                                         12/31/99         12/31/98

           A S S E T S                                                      LIABILITIES
Current assets:                                                       Current liabilities:
   Cash and equivalents          $152,648               $131,152      Bank loans                          $33,529         $302,063
   Accounts receivable,net        133,776                175,008      Current portion of LTD               64,640           55,332
   Inventories, net               122,978                149,387      Accounts payable                    152,230          207,217
   Other                           17,648                 30,231      Other                               130,102          114,076
                       ------------------      -----------------                                 ----------------   --------------
Total current assets              427,050                485,778      Total current liabilities           380,501          678,688

                                                                      Long-term liabilities:
                                                                      Long-term debt                    1,249,972          771,267
                                                                      Other                               202,779          193,258
                                                                                                 ----------------   --------------
   Investments                    215,129                 43,990      Total long-term liabilities       1,452,750          964,525
   Fixed assets, net            1,529,239              1,645,199
   Goodwill, net                1,292,414              1,347,446      Minority interest                    27,974           26,243
   Other assets, net              149,290                125,277      Shareholder's equity              1,751,896        1,978,234
                                                                                                 ----------------   --------------
Total assets                   $3,613,122             $3,647,690      Total liabilities/equity         $3,613,122       $3,647,690
                       ==================      =================                                 ================   ==============




                                                                          PANAMCO MEXICO
                                                                     (Dollars in thousands)
                                                                           ( Unaudited )


                                                                Three months ended                Twelve months ended
                                                                    December 31                       December 31
                                                          -------------------------------    ------------------------------
                                                               1999              1998             1999              1998
                                                          -------------     -------------    -------------    -------------
Income statement data:

   Net sales                                                   $207,926          $160,918         $794,812         $638,481

   Cost of sales, excluding depreciation and
   amortization                                                  95,625            77,983          374,506          306,124

   Gross profit                                                 112,301            82,935          420,306          332,357

   Operating expenses:
   Selling, general and administrative                           65,973            46,763          246,762          199,938
   Depreciation and amortization, excluding goodwill             10,002             9,909           37,423           34,287
   Amortization of goodwill                                         742               711            2,933            2,845

   Operating income                                             $35,584           $25,552         $133,188          $95,287
                                                          =============     =============    =============    =============

   Net income attributable to Panamco                           $21,667           $18,331          $82,235          $61,906

   Cash Operating Profit                                        $46,328           $36,172         $173,544         $132,419
                                                          =============     =============    =============    =============

Unit case sales data (in millions):

     Soft drinks                                                   66.9              65.1            270.0            256.7
      Water                                                        31.8              26.8            136.4            110.6
      Other products                                                0.5               0.4              2.3              1.4


                                                                          PANAMCO BRASIL
                                                                      (Dollars in thousands)
                                                                         ( Unaudited )



                                                                Three months ended                Twelve months ended
                                                                    December 31                       December 31
                                                          -------------------------------    ------------------------------
                                                              1999              1998             1999             1998
                                                          -------------     -------------    -------------    -------------
Income statement data:

   Net sales                                                   $132,390          $236,529         $500,683         $897,951
   Cost of sales, excluding depreciation and
   amortization                                                  80,267           148,450          305,935          546,289

   Gross profit                                                  52,123            88,079          194,748          351,662


   Operating expenses:
   Selling, general and administrative                           40,491            67,233          154,336          257,610
   Depreciation and amortization, excluding goodwill              6,784            47,315           30,823           81,815
   Amortization of goodwill                                         448               865            1,940            1,797
   Facilities reorganization charges                              2,918               ---            5,142              ---

   Operating income (loss)                                       $1,482         $(27,334)           $2,507          $10,440
                                                          =============     =============    =============    =============

   Net income (loss) attributable to Panamco                    $19,635            $8,193        $(16,742)          $34,865

   Cash Operating Profit                                         $8,714           $20,846          $35,270          $94,052
                                                          =============     =============    =============    =============
Unit case sales data (in millions):

     Soft drinks                                                   67.7              61.0            235.9            219.4
     Water                                                          3.5               3.5             12.7             11.1
     Beer                                                          20.2              20.3             63.3             62.2


                                                                       PANAMCO COLOMBIA
                                                                    (Dollars in thousands)
                                                                          ( Unaudited )

                                                                Three months ended                Twelve months ended
                                                                    December 31                       December 31
                                                          -------------------------------    ------------------------------
                                                              1999              1998             1999             1998
                                                          -------------     -------------    -------------    -------------

Income statement data:
   Net sales                                                   $101,049          $123,268         $397,014         $495,812
   Cost of sales, excluding depreciation and
   amortization                                                  43,920            52,548          175,522          217,817

   Gross profit                                                  57,129            70,720          221,492          277,995

   Operating expenses:
   Selling, general and administrative                           38,871            35,970          147,854          156,957
   Depreciation and amortization                                 15,096            17,804           59,178           58,510
   Facilities reorganization charges                              1,370               ---            1,370              ---

   Operating income                                              $1,792           $16,946          $13,090          $62,528
                                                          =============     =============    =============    =============

   Net income attributable to Panamco                              $150           $19,073           $7,865          $59,880

   Cash Operating Profit                                        $18,258           $34,750          $73,638         $121,038
                                                          =============     =============    =============    =============
Unit case sales data (in millions):

     Soft drinks                                                   40.6              44.7            153.9            186.9
     Water                                                          7.9              10.0             37.2             44.0


                                                                        PANAMCO VENEZUELA
                                                                     (Dollars in thousands)
                                                                          ( Unaudited )

                                                                Three months ended                Twelve months ended
                                                                    December 31                       December 31
                                                          -------------------------------    ------------------------------
                                                              1999              1998             1999             1998
                                                          -------------     -------------    -------------    -------------
Income statement data:
   Net sales                                                   $140,079          $138,082         $512,292         $550,677
   Cost of sales, excluding depreciation and
   amortization                                                  68,444            67,686          236,197          264,187

   Gross profit                                                  71,635            70,396          276,095          286,490

   Operating expenses:
   Selling, general and administrative                           51,969            63,997          196,535          198,069
   Depreciation and amortization                                 17,107            17,770           71,156           65,099
   Facilities reorganization charges                             19,550               ---           28,660              ---

   Operating income (loss)                                    $(16,991)         $(11,371)        $(20,256)          $23,322
                                                          =============     =============    =============    =============

   Net income (loss) attributable to Panamco                  $(28,563)            $(873)        $(49,974)          $28,351

   Cash Operating Profit                                        $19,016            $6,399          $69,800          $88,421
                                                          =============     =============    =============    =============
Unit case sales data (in millions):

     Soft drinks                                                   41.2              48.0            151.7            195.9
     Water                                                          5.1               4.8             18.4             14.3
     Beer                                                           0.2               0.0              0.5              0.0
     Other Products                                                 2.1               1.7              6.8              6.3




                                                                     PANAMCO CENTRAL AMERICA
                                                             (Costa Rica, Nicaragua and Guatemala)
                                                                     (Dollars in thousands)
                                                                          ( Unaudited )

                                                                Three months ended                Twelve months ended
                                                                    December 31                       December 31
                                                          -------------------------------    ------------------------------
                                                              1999              1998             1999             1998*
                                                          -------------     -------------    -------------    -------------
Income statement data:
   Net sales                                                    $54,959           $50,357         $212,074         $190,355
   Cost of sales, excluding depreciation and
   amortization                                                  27,215            24,623          100,781           90,829

   Gross profit                                                  27,744            25,734          111,293           99,526

   Operating expenses:
   Selling, general and administrative                           16,065            17,046           66,271           61,554
   Depreciation and amortization, excluding goodwill              4,399             4,244           17,731           14,751
   Amortization of goodwill                                          63                69              259              288

   Operating income                                              $7,217            $4,375          $27,032          $22,933
                                                          =============     =============    =============    =============

   Net income attributable to Panamco                            $4,467            $3,484          $14,029          $15,485

   Cash Operating Profit                                        $11,679            $8,688          $45,022          $37,972
                                                          =============     =============    =============    =============

Unit case sales data (in millions):

     Soft drinks                                                   18.5              16.9             69.7             63.0
     Water                                                          0.9               0.7              3.6              2.2
     Other products                                                 0.1               0.1              0.6              0.6

* Includes only nine months of Guatemala


                               U.S. $300,000,000

                               CREDIT AGREEMENT

                           Dated as of March 18,1999

                                     among

                         PANAMERICAN BEVERAGES, INC.,
                                 as Borrower,

                   THE FINANCIAL INSTITUTIONS PARTY HERETO,
                                  as Lenders,

                        ING BARING (U.S.) CAPITAL LLC,
                           as Administrative Agent,

                         J.P. MORGAN SECURITIES INC.,
                             as Syndication Agent,

                                      and

                               BANKBOSTON, N.A.,
                            as Documentation Agent

                               Joint Arrangers:

                      BANCBOSTON ROBERTSON STEPHENS, INC.
                          BANCO BILBAO VIZCAYA S.A.,
                           THE CHASE MANHATTAN BANK,
                        DRESDNER BANK LUXEMBOURG S.A.,
                        ING BARING (U.S.) CAPITAL LLC,
                          J.P. MORGAN SECURITIES INC.

                               TABLE OF CONTENTS

                                                                          Page

                                   ARTICLE I

                       Definitions and Accounting Terms

SECTION 1.01.  Certain Defined Terms........................................2
SECTION 1.02.  Certain Defined Terms Relating to Environmental
                   Regulation..............................................17
SECTION 1.03.  Computation of Time Periods.................................18


                                  ARTICLE II

                       AMOUNTS AND TERM OF THE ADVANCES

SECTION 2.01.  The Advances................................................18
SECTION 2.02.  Making the Advances.........................................18
SECTION 2.03.  Repayment; Notes............................................19
SECTION 2.04.  Reduction of the Commitments................................20
SECTION 2.05.  Prepayments.................................................21
SECTION 2.06.  Interest....................................................23
SECTION 2.07.  Administrative Agency and Other Fees........................24
SECTION 2.08.  Continuations; Interest Rate Determination..................24
SECTION 2.09.  Increased Costs, Etc........................................25
SECTION 2.10.  Payments and Computations...................................27
SECTION 2.11.  Taxes.......................................................28
SECTION 2.12.  Sharing of Payments, Etc....................................29
SECTION 2.13.  Funding Losses..............................................30
SECTION 2.14.  Use of Proceeds.............................................30


                                 ARTICLE III

                            CONDITIONS OF LENDING

SECTION 3.01.  Conditions Precedent to the Closing Date and Borrowing.....30
SECTION 3.02.  Determinations Under Section 3.01..........................32
SECTION 4.01.  Representations and Warranties of the Borrower.............32


                                   ARTICLE V

                           COVENANTS OF THE BORROWER

SECTION 5.01.  Affirmative Covenants......................................37
SECTION 5.02.  Negative Covenants.........................................40
SECTION 5.03.  Reporting Requirement......................................43

SECTION 5.04.  Financial Condition........................................45

                                  ARTICLE VI

                               EVENTS OF DEFAULT

SECTION 6.01.  Events of Default..........................................45


                                  ARTICLE VII

                           THE ADMINISTRATIVE AGENT

SECTION 7.01.  Authorization and Action...................................48
SECTION 7.02.  Duties and Reliance, Etc...................................48
SECTION 7.03.  Administrative Agent and Affiliates........................49
SECTION 7.04.  Lender Credit Decision.....................................49
SECTION 7.05.  Indemnification............................................49
SECTION 7.06.  Successors to Administrative Agent.........................50
SECTION 7.07.  Joint Arrangers, Documentation Agent and Syndication
                     Agent................................................50


                                 ARTICLE VIII

                                 MISCELLANEOUS

SECTION 8.01.  Amendments, Etc............................................50
SECTION 8.02.  Notices, Etc...............................................51
SECTION 8.03.  No Waiver, Remedies........................................51
SECTION 8.04.  Costs, Expenses and Indemnification........................51
SECTION 8.05.  Right of Set-off...........................................52
SECTION 8.06.  Binding Effect.............................................53
SECTION 8.07.  Assignments and Participations.............................53
SECTION 8.08.  Governing Law..............................................55
SECTION 8.09.  Execution in Counterparts..................................55
SECTION 8.10.  Confidentiality............................................55
SECTION 8.11.  Judgment...................................................56
SECTION 8.12.  Consent to Jurisdiction....................................56
SECTION 8.13.  WAIVER OF JURY TRIAL.......................................57
SECTION 8.14.  Limitation on Liability....................................57
SECTION 8.15.  Accounting Terms...........................................58

                               CREDIT AGREEMENT

                              THIS CREDIT AGREEMENT, dated as of March 18,1999
                         (this "Agreement"), is made among Panamerican Beverages, Inc., a Panamanian corporation (the "Borrower"), the financial institutions (the "Lenders") listed on the signature pages hereof and which may from time to time become parties hereto, ING Baring (U.S.) Capital LLC ("ING Barings"), as administrative agent (together with any successors appointed pursuant to Article VII, the "Administrative Agent") for the Lenders hereunder, J.P. Morgan Securities Inc. as syndication agent (the "Syndication Agent") for the Lenders hereunder, and BankBoston, N.A. as documentation agent (the "Documentation Agent") for the Lenders hereunder.

          WHEREAS, the Lenders have agreed to lend to the Borrower up to U.S. $3300,000,000 for general corporate purposes, including (a) the refinancing of existing indebtedness (particularly the refinancing of the Prior Agreement), and (b) the funding of acquisitions and working capital needs.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:


                                   ARTICLE I

                       Definitions and Accounting Terms

          SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Administrative Agent" has the meaning specified in the preamble to this Agreement.

          "Administrative Agent's Account" shall mean account No. 066-297-311 of ING Barings maintained at The Chase Manhattan Bank, N.A. (ABA No. 021-000-02 1), Att.: for credit to ING Baring U.S. Capital Corporation Loan/Agency, Ref. Panamco $300MM Facility, or such other account at such other bank in New York City as the Administrative Agent shall specify from time to time to the Borrower and the Lenders.

          "Advance" has the meaning specified in Section 2.01.

          "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with"). of a Person means the possession, direct or indirect, of the power to vote 5% or more of the Voting Stock of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise; provided, however, that neither The Coca-Cola Company nor any of its direct or indirect Subsidiaries shall be considered an Affiliate of the Borrower or any of its Subsidiaries.

          "Agent" means any of the Administrative Agent, the Syndication Agent and the Documentation Agent.

          "Alternate Base Rate" means, on any date, a fluctuating rate of interest per annum equal to the higher of

          (a) the Base Rate; and

          (b) the Federal Funds Rate plus 1/2 of 1%.

     The Alternate Base Rate is not necessarily intended to be the lowest rate of interest determined by the Administrative Agent or any Lender in connection with extensions of credit. Changes in the rate of interest on that portion of any Advances bearing interest at the Alternate Base Rate will take effect simultaneously with each change in the Alternate Base Rate.

          "Alternate Base Rate Advances" means Advances bearing the Alternate Base Rate.

          "Applicable Margin" means

          (a) in the case of Alternate Base Rate Advances, (i) for the period from the Closing Date to the date three months after the Closing Date, 2.125% per annum; and (ii) thereafter, a rate determined by the Administrative Agent on each Applicable Margin Adjustment Date equal to the sum of (1) the Applicable Margin for the immediately preceding period plus (or minus if such amount is negative) such number of basis points as equals (2) the remainder of (I) the average of the JP Morgan Index for the 90-day period preceding (but not including) such Applicable Margin Adjustment Date, minus (II) the average of the JP Morgan Index for the 90-day period prior to (but not including) the immediately preceding Applicable Margin Adjustment Date (or, in the case of the initial Applicable Margin Adjustment Date, the 90-day period prior to (but not including) the Closing Date); and

          (b) in the case of Eurodollar Rate Advances, (i) for the period from the Closing Date to the date three months after the Closing Date, 3.125% per annum; and (ii) thereafter, a rate determined by the Administrative Agent on each Applicable Margin Adjustment Date equal to the sum of: (1) the Applicable Margin for the immediately preceding period plus (or minus if such amount is negative) such number of basis points as equals (2) the remainder of (1) the average of the JP Morgan Index for the 90-day period preceding (but not including) such Applicable Margin Adjustment Date, Minus (II) the average of the JP Morgan Index for the 90-day period prior to (but not including) the immediately preceding Applicable Margin Adjustment Date (or, in the case of the initial Applicable Margin

          Adjustment Date, the 90-day period prior to (but not including) the Closing Date);

     provided, however, that (A)(x) the Applicable Margin for Alternate Base Rate Advances shall not exceed 3.750% and shall not be less than 1.375% and (y) the Applicable Margin for Eurodollar Rate Advances shall not exceed 4.750% and shall not be less than 2.375%; and (B) if the Borrower fails to maintain at least two of its three foreign currency long term credit ratings in one of the four highest rating categories (without taking into account subratings (e.g., "+" or "-") in each of such categories) from Standard & Poor's, Moody's or DCR, a supplemental margin of 0.625% immediately will be added to the then Applicable Margin, and such supplemental margin will continue to be in effect until such time as at least two of such credit ratings are restored from Standard & Poor' s, Moody's or DCR.

          "Applicable Margin Adjustment Date" means

          (a) in the case of Alternate Base Rate Advances, the date three months after the Closing Date and, thereafter, the date numerically corresponding to the preceding such date and falling three months after such preceding date; and

          (b) in the case of Eurodollar Rate Advances, the date three months after the Closing Date and, for each Interest Period starting after such three month date, the date two Business Days prior to the start of such Interest Period.

          "Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Administrative Agent and the Borrower, in accordance with Section 8.07 and in substantially the form of Exhibit C hereto.

          "Base Rate" means the rate of interest from time to time announced by the Administrative Agent at its principal office in New York City as its prime commercial lending rate; provided that if the Administrative Agent shall cease to announce a prime commercial lending rate, then "Base Rate" shall mean the arithmetic average of the rates of interest publicly announced by The Chase Manhattan Bank, Citibank, N.A., and Morgan Guaranty Trust Company of New York (or their respective successors) as their respective prime commercial lending rates (or, as to any such bank that does not announce such a rate, such bank's "base" or other rate determined by the Administrative Agent to be the equivalent rate announced by such bank), except that, if any such bank shall, for any period, cease to announce publicly its prime commercial lending (or equivalent) rate, the Administrative Agent shall, during such period, determine the "Base Rate" based upon the prime commercial lending (or equivalent) rates announced publicly by the other such banks.

          "Borrower" shall have the meaning specified in the preamble to this Agreement.

          "Borrower" means a borrowing consisting of simultaneous Advances made by the Lenders.

          "Business Day" means a day of the year on which banks are not required or authorized to close in New York City and, if the applicable Business Day relates to any Eurodollar Rate Advances, on which dealings are carried on in the London interbank market.

          "Capitalized Leases" has the meaning specified in clause (e) of the definition of Debt.

          "Change in Control" means:

          (a) the failure of the Shareholders (as defined in the Voting Trust Agreement) parties to the Voting Trust Agreement collectively to:

               (i) own, directly or indirectly, on the Closing Date and until all Obligations owing under this Agreement and the other Loan Documents are paid in full and all Commitments have expired, at least a majority of the outstanding Voting Stock of the Borrower on a fully diluted basis, free and clear of all Liens; or

               (ii) control directly or indirectly, whether by the percentage of ownership of Voting Stock imposed by any applicable law, the possession of voting power or otherwise, the power to direct the affairs or control the composition of at least a majority of the board of directors, management committee, or other equivalent body, of the Borrower; or

          (b) dissolution or termination of the Voting Trust Agreement; or

          (c) the failure of TCCC to own (as a result of a sale by TCCC of such Common Stock described below), directly or indirectly, on the Closing Date and until all Obligations owing under this Agreement and other Loan Documents are paid in full and all Commitments have expired, at least 25% of the outstanding Class B Common Stock of the Borrower, 22.6% of the outstanding Class A Common Stock of the Borrower and 100% of the outstanding Class C Preferred Stock of the Borrower, in each case, on a fully diluted basis, free and clear of all Liens (it being understood that such percentage mill be reduced on a proportionate basis in the event of any issuance or sale of Class A Common Stock or Class B Common Stock in which TCCC does not acquire its proportionate share); or

          (d) any reduction in the number of directors nominated by TCCC to the Borrower's Board of Directors as compared to the number of such directors nominated by TCCC as of the date of this Agreement.

          "Closing Date" has the meaning specified in Section 3.01.

          "Coca-Cola Entity" means TCCC and any Wholly-Owned Subsidiary of
     TCCC.

          "Commitment" has the meaning specified in Section 2.01 (a).

          "Commitment Expiration Date" means the date 10 days after the Closing Date.

          "Compensation Plan" of the Borrower or any Subsidiary thereof means any program, plan or similar arrangement (other than employment contracts) relating generally to compensation, pension, employment or similar arrangements to which the Borrower or such Subsidiary (individually or in connection with any other Person) may have any liability.

          "Confidential Information" means information furnished by or on behalf of the Borrower or an Affiliate of the Borrower to any Agent or any Lender in a writing designated as confidential, but does not include any such information that (i) is or becomes generally available to the public or (ii) is or becomes available to such Agent or such Lender from a source other than the Borrower or an Affiliate of the Borrower other than as a result of a breach by any Agent or any Lender of its obligations hereunder.

          "Consolidated" refers to the consolidation of accounts in accordance with GAAP.

          "Consolidated Debt" means the outstanding principal amount of all Debt of the Borrower and its Consolidated Subsidiaries.

          "Consolidated EBITDA" means, for any period, the sum, without duplication, of

               (a) Consolidated Operating Income for such period,

          plus

               (b) all depreciation and amortization of assets (including Intangible Assets) of the Borrower and its Subsidiaries deducted in determining Consolidated Operating Income for such period.

          "Consolidated Net Worth" means, for any date, the Consolidated stockholders' equity of the Borrower and its Subsidiaries (set forth on the line "total shareholders' equity" on the Borrower's balance sheet) on such date.

          "Consolidated Operating Income" means, with respect to the Borrower and its Subsidiaries for any period, the Consolidated operating income (or loss), before interest, taxes and extraordinary items, of the Borrower and its Subsidiaries for such period.

          "Consolidated Tangible Net Assets" means as of any date, the total amount of assets of the Borrower and its Subsidiaries, less (i) Intangible Assets and (ii) appropriate adjustments on account of minority interests of other Persons holding equity investments in Subsidiaries, all as reflected on the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of the fiscal quarter immediately preceding such date.

          "DCR" means Duff & Phelps Credit Rating Co.

          "Debt" of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all Obligations of such Person for the deferred purchase price of property or services, (c) all Obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases ("Capitalized Leases"),
     (f) all Obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all Obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any capital stock of or other ownership or profit interest in such Person or any of its Affiliates or any warrants, rights Or options to acquire such capital stock, (h) all Obligations of such Person in respect of Hedge Agreements, (i) all Debt of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss,
     (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (j) all Debt referred to in clauses (a) through (h) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured
     by) any Lien on property (including, without limitation, accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided, however, that Debt shall not include trade accounts payable arising in the ordinary course of business.

          "Default" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

          "Designated Affiliate" means a majority-controlled Affiliate of a Lender whose name and principal place of business are set forth opposite such Lender's name on Annex I hereto under the caption "Designated Affiliates," or in the Assignment and Acceptance pursuant to which it became a Lender, or such other Affiliate or Affiliates, of such Lender as such Lender may specify by notice from time to time to the Borrower and the Administrative Agent.

          "Designated Branch" means the branch of a Lender whose name and location are set forth opposite such Lender's name on Annex I hereto under the caption "Designated Branches" or in the Assignment and Acceptance pursuant to which it became a Lender, or such other branch or branches or other office or offices of such Lender as such Lender may specify by notice from time to time to the Borrower and the Administrative Agent.

          "Disclosure Schedule" means the Disclosure Schedule set forth as Annex II hereto.

          "Documentation Agent" has the meaning specified in the preamble to this Agreement.

          "Eligible Assignee" means (a) a commercial bank, finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) having total assets in excess of U.S. $250,000,000 and (b) any Designated Affiliate or Designated Branch.

          "Eurocurrency Liabilities" has the meaning specified in Regulation D of the of Governors of the Federal Reserve System, as in effect from time to time.

          "Eurodollar Rate" means, for any Interest Period for each Eurodollar Rate Advance comprising part of the Borrowing, an interest rate per annum, equal to the rate per annum obtained by dividing (a) the rate per annum determined by the Administrative Agent based on the rate(s) quoted on the Reuters Screen LIBO Page at approximately 11:00 A.M. (London time) two Business Days before the first day of such Interest Period for a period equal to such Interest Period by (b) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period. If only one rate appears on the Reuters Screen LIBO Page, the rate in clause
     (a) above will be such rate, and if two or more rates appear on the Reuters Screen LIBO Page, the rate in clause (a) above will be the arithmetic mean of such rates. The Eurodollar Rate for each Interest Period for each Eurodollar Rate Advance comprising part of the Borrowing shall be determined by the Administrative Agent.

          "Eurodollar Rate Advances" means Advances bearing interest at a rate determined by reference to the Eurodollar Rate.

          "Eurodollar Rate Reserve Percentage" for any Interest Period for each Advance comprising part of the Borrowing means the reserve percentage applicable two Business Days before the first day of such Interest Period, under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Advances is determined) having a term equal to such Interest Period.

          "Events of Default" has the meaning specified in Section 6.01.

          "Existing Debt" means Debt of the Borrower and its Subsidiaries outstanding on the date hereof.

          "Existing Debt Agreement" means any agreement or instrument pursuant to which any Existing Debt has been issued or incurred.

          "Facility" means the aggregate amount of the Commitments.

          "Federal Bankruptcy Code" means the United States Bankruptcy Code of 1978, as amended from time to time.

          "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "GAAP" means, in the case of the Borrower and its Consolidated Subsidiaries, generally accepted accounting principles in the United States consistent with those applied in the preparation of the financial statements of the Borrower and Consolidated Subsidiaries furnished to the Lenders prior to the date of this Agreement.

          "Governmental Authority" means any federation, nation, state, sovereign, or government, any federal, supranational, regional, state, tribal, local or political subdivision, any governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or any other similar dispute-resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

          "Hedge Agreements" means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to hedge against fluctuations in interest rates or foreign exchange rates.

          "Indemnified Party" has the meaning specified in Section 8.04(b).

          "ING Barings" has the meaning specified in the preamble to this Agreement.

          "Intangible Assets" means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at the end of the last fiscal quarter ended prior to the Closing Date or the date of acquisition, if acquired subsequent to the Closing Date, and all other items which would be treated as intangibles on the Consolidated balance sheet Of the Borrower and its Subsidiaries.

          "Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA to (ii) the Consolidated gross interest expense (including related fees) of the Borrower and its Subsidiaries for such period.

          "Interest Period" means, for each Eurodollar Rate Advance comprising part of the Borrowing, the period commencing on (and including) the date of such Borrowing, and ending on (but excluding) the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, each subsequent period commencing on (and including) the last day of the immediately preceding Interest Period and ending on (but excluding) the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each such Interest Period shall be one or three months, as the Borrower may elect upon notice received by the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the first day of such Interest Period; provided, however, that:

               (a) no Interest Period may end after the Maturity Date;

               (b) Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the Borrowing shall be of the same duration;

               (c) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day;

               (d) except with respect to the Interest Periods described in clause (a) above, whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month; and

               (e) all outstanding Advances originally incurred on the same date shall at all times have the same Interest Period.

          "Investment" in any Person means any loan or advance to such Person, any purchase or other acquisition of any capital stock, warrants, rights, options, obligations or other securities of such Person, any capital contribution to such Person or any other investment in such Person, including, without limitation, any arrangement pursuant to which the investor incurs Debt of the types referred to in clauses (i) and (j) of the definition of "Debt" in respect of such Person and, in the case of any permitted Investment in which the company in which such Investment is made becomes a Subsidiary of the Borrower, the amount of such Investment shall include the amount of any Debt of such Subsidiary at such time; provided that the "cash amount" of any Investment shall not be deemed to include such Debt.

          "Joint Arranger" means each of BancBoston Robertson Stephens, Inc., Banco Bilbao Vizcaya S.A., The Chase Manhattan Bank, Dresdner Bank Luxembourg S.A., ING Barings and J.P. Morgan Securities Inc.

          "JP Morgan Index" means the JP Morgan Latin Euro (LEI) Spread Index (which shall be the "blended spread" as shown on screen "JPMX, table 3, line 10", under the ticker "JPESPRD") quoted at closing on the Bloomberg System (or such other screen or ticker on such system as may replace such screen or ticker on such system for displaying the JP Morgan Latin Euro
     (LEI) Spread Index) as determined by the Administrative Agent on the relevant date of determination.

          "Lender" means each Lender listed on the signature pages hereof and each Eligible Assignee that becomes a party hereto pursuant to Section 8.07.

          "Lending Office" means, with respect to any Lender, the office of such Lender specified as its "Lending Office" opposite its name on Annex I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as it may from time to time specify by notice to the Borrower and the Administrative Agent.

          "Lien" means any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

          "Loan Documents" means this Agreement, each Note and each other instrument, agreement, certificate, notice or other document executed and/or delivered pursuant hereto or thereto or in connection herewith or therewith.

          "Margin Stock" means any "margin stock" or "margin security" as defined in Regulations G, T, U or X of the Board of Governors of the Federal Reserve System.

          "Material Adverse Change" means a material adverse change in the business, condition (financial or otherwise), operations, performance, properties, assets or prospects of the Borrower and its Subsidiaries taken as a whole.

          "Material Adverse Effect" means a material adverse effect on (a) the business, condition (financial or otherwise), operations, performance, properties, assets or prospects of the Borrower and its Subsidiaries taken as a whole or (b) the rights and remedies of any Agent or any Lender under any Loan Document.

          "Maturity Conditions" has the meaning specified in Section
     2.04(b)(i).

          "Maturity Date" means the date that is the third anniversary of the Closing Date; provided, that if, as of the date numerically corresponding to the Closing Date falling twenty-eight months after the Closing Date, the Borrower does not maintain at least two of its three foreign currency long term credit ratings in one of the four highest rating categories (without taking into account subratings (e.g. "+" or "-") in each of such categories) from any two of Standard & Poor's, Moody's or DCR, such date will automatically be the date numerically corresponding to the Closing Date falling thirty months after the Closing Date, without the need for any action by any Lender, any Agent or the Borrower.

          "Mexico" means the United Mexican States.

          "Moody's" means Moody's Investors Service, Inc.

          "Net Cash Proceeds" means, with respect to any sale, lease, transfer or other disposition of any asset by any Person, the aggregate amount of cash received from time to time by or on behalf of such Person in connection with such transaction, after deducting therefrom only (a) reasonable and customary brokerage commissions, legal fees, finder's fees and other similar fees and commissions, (b) the amount of taxes payable in connection with or as a result of such transaction or in connection with dividends paid to enable the Borrower to pay Net Cash Proceeds to the Lenders as contemplated herein, and (c) the amount of any Debt secured by a Lien on such asset that, by the terms of such transaction, is required to be repaid upon such disposition, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid to a Person that is not an Affiliate and are properly attributable to such transaction or to the asset that is the subject thereof.

          "Net Issuance Proceeds" means, with respect to any issuance, sale or incurrence of any Debt in the international financial markets, the aggregate amount of cash received from time to time by or on behalf of such Person after deducting therefrom only (a) placement agents' or underwriters' commissions, and (b) other reasonable and customary fees and expenses (including, without limitation, fees and expenses of counsel and bankers) payable by or on behalf of such Person in connection with such issuance, sale or incurrence, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid or payable to a Person that is not an Affiliate and are properly attributable to such transaction or to the issuance, sale or incurrence that is the subject thereof.

          "Note" means a promissory note of the Borrower payable to the order of any Lender, in substantially the form of Exhibit A hereto, evidencing the indebtedness of the Borrower to such Lender resulting from the Advance made by such Lender.

          "Notice of Borrowing" has the meaning specified in Section 2.02(a).

          "Obligation" means, with respect to any Person, any obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect to such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in
     Section 6.01(e). Without limiting the generality of the foregoing, the Obligations of the Borrower under the Loan Documents include (a) the obligation to pay principal, interest, charges, expenses, fees, reasonable attorneys' fees and disbursements, indemnities and other amounts payable by the Borrower under any Loan Document and (b) the obligation to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of the Borrower in accordance with the Loan Documents.

          "Other Currency" has the meaning specified in Section 8.11 (a).

          "Other Taxes" has the meaning specified in Section 2.11 (b).

          "Panamco Account" means the account of the Borrower maintained with Sun Trust Bank, ABA #061000104, Account #800374228, Att.: Nina M. Waegelin.

          "Permitted Liens" means, with respect to any Person:

               (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business;

               (b) Liens imposed by law, such as carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', producers' and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings of review;

               (c) Liens for taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

               (d) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

               (e) Liens existing on or provided for under the terms of agreements existing on the Closing Date and described in Item 5.02(a) of the Disclosure Schedule;

               (f) Liens on property at the time the Borrower or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into the Borrower; provided, however, that any such Lien may not extend to any other property owned by the Borrower or any of its Subsidiaries;

               (g) Liens securing Hedge Agreements so long as (i) such Hedge Agreements are of the type customarily entered into in connection with, and are entered into for, the bona fide purpose of reducing financial risk relating to interest rate or foreign exchange fluctuations, and (ii) the collateral securing obligations in respect of such Hedge Agreements (A) consists only of cash or cash equivalents, and (B) does not exceed in market value on any date an amount equal to 1.5% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed);

               (h) Liens on accounts receivable, inventory or bottles and cases to secure working capital or revolving credit Debt incurred by any Subsidiary in the ordinary course of business; provided that any such Debt incurred by any such Subsidiary is subject to the limitations set forth in Section 5.026)(ii)(E);

               (i) Purchase Money Liens;

               (j) Liens securing only Debt of a Wholly-Owned Subsidiary of the Borrower to the Borrower or one or more Wholly-Owned Subsidiaries of the Borrower;

               (k) Liens on any property to secure Debt incurred in connection with the construction, installation or financing of bottling facilities financed through Debt issued by a Coca-Cola Entity or any subsidiary of it;

               (l) Liens resulting from the deposit funds or evidences of Debt in trust for the purpose of defeasing Debt of the Borrower or any of its Subsidiaries;

               (m) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment, judgment lien or attachment lien in aid of execution on a judgment);

               (n) rights of a common owner of any interest in property held by such Person;

               (o) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary of such Person; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Subsidiaries;

               (p) any defects, irregularities or deficiencies in title to easements, rights-ofway or other properties which do no-t in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person;

               (q) Liens in favor of the issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of business; provided, however, that the obligations in respect of such, letters of credit do not constitute Debt;

               (r) Liens arising in connection with Capitalized Leases in an aggregate principal amount not to exceed U.S. $75,000,000 at any time outstanding; and

               (s) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Debt secured by any Lien referred to in the foregoing clauses
          (e) through(l); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on or to such property) and (ii) the Debt secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Debt described under clauses
          (e) through (l) at the time the original Lien became a Permitted Lien under this Agreement and (B) any amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

          "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof

          "Prior Agreement" means the U.S. $160,000,000 Credit Agreement dated as of March 15, 1999 among the Borrower, the lenders party thereto, ING Barings as Administrative Agent, J.P. Morgan Securities Inc., as Syndication Agent and BankBoston, N.A., as Documentation Agent.

          "Process Agent" has the meaning specified in Section 8.12(a).

          "Purchase Money Lien" means a Lien on property securing Debt incurred by the Borrower or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

          "Register" has the meaning specified in Section 8.12(a).

          "Required Lenders" means at any time Lenders owed (or holding in the aggregate) at least 66 2/3% of the sum of (a) the then-aggregate unpaid principal amount of the Advances and (b) the then-aggregate unused Commitments; provided, however, that for purposes of this definition neither (i) the Borrower, nor any of its Affiliates, if a Lender, nor
     (ii) any Lender who has defaulted on any of its obligations hereunder, shall be included in (x) the Lenders owed such amount of the Advances or holding such amount of the Commitments or (y) the determination of the aggregate unpaid principal amount of the Advances or the aggregate unused Commitments.

          "Reuters Screen LIBO Page" means the display of London interbank offered rates (commonly known as "LIBOW") of major banks for Eurodollar deposits designated as page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page for the purpose of displaying such London interbank offered rates for Eurodollar deposits).

          "Significant Subsidiary" has the meaning specified for a "significant subsidiary" as defined in Rule 405 under the Securities Act of 1933, as amended.

          "Solvent and "Solvency" mean, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of its liabilities, including, without limitation, contingent liabilities, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute an unreasonably small capital.

          "Standard & Poor's" means Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc.

          "Subsidiary" of any Person means any corporation, partnership, joint venture, trust or estate of which (or in which), directly or indirectly, more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership or joint venture, or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries. References to a Subsidiary, unless otherwise specifically stated, or the context otherwise requires, shall be reference to a Subsidiary of the Borrower.

          "Taxes" has the meaning specified in Section 2.11 (a).

          "TCCC" means The Coca-Cola Company, a Delaware corporation, or any successor thereto.

          "Termination Date" means the earliest of (a) the Maturity Date, (b) the termination in whole of the Commitments pursuant to Section 2.04 or 6.01, or (c) if no Borrowing has then occurred, the Commitment Expiration Date.

          "United States" and "U.S." each means United States of America.

          "Voting Stock" means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

          "Voting Trust Agreement" means the Voting Trust Agreement for Certain Shares of Panamerican Beverages, Inc., amended and restated as of April 20, 1993, and as further amended on July 15, 1993, among the Shareholders parties thereto and the Voting Trustees parties thereto.

          "Wholly-Owned Subsidiary" means, with respect to any Person, any Subsidiary of such Person if all of the common stock or other similar equity ownership interests (but not including preferred stock) in such Subsidiary (other than any directors' qualifying shares or shares issued to Persons to comply with local laws) is owned directly or indirectly by such Person.

          "Year 2000 Problem" means the inability of computers, as well as embedded microchips in non-computing devices, to perform properly date-sensitive functions with respect to certain dates before, on and after December 31, 1999.

          SECTION 1.02. Certain Defined Terms Relating to Environmental Regulation. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Environmental Action" means any administrative, regulatory or judicial action, suit, demand, demand letter, notice of non-compliance or violation, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law or any Environmental Permit, including without limitation (a) any claim by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (b) any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

          "Environmental Law" means any supranational, federal, national, state, provincial, tribal, local or municipal law, rule, regulation, order, writ, judgment, injunction, decree, determination or award of any Governmental Authority within or outside the United States relating to or imposing standards of conduct concerning the environment, health, safety or Hazardous Materials.

          "Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

          "Hazardous Materials" means (a) petroleum or petroleum products, natural or synthetic gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and radon gas, (b) any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants" or "pollutants," or words of similar import, under any Environmental Law, and (c) any other substance, exposure to which is regulated under any Environmental Law.

          SECTION 1.03. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" mean "to but excluding."


                                  ARTICLE II

                       AMOUNTS AND TERMS OF THE ADVANCES

          SECTION 2.01. The Advances.

          (a) Commitments. Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make a single advance (each, an "Advance") to the Borrower on any Business Day during the period from the Closing Date until the Commitment Expiration Date in an aggregate amount not to exceed the amount set forth opposite such Lender's name on Annex I hereto under the caption "Commitment" or, if such Lender has entered into one or more Assignments and Acceptances, set forth in the Register maintained by the Administrative Agent pursuant to Section 8.07(c) (such amount, as reduced pursuant to Section 2.04, being such Lender's "Commitment"). The Lenders' obligation to make the Advances shall be subject to Section 3.01.

          (b) Lenders Not Permitted or Required to Make Advances. No Lender shall be permitted or required to make its Advance to the Borrower if, after giving effect thereto, the aggregate principal amount of all Advances to the Borrower made by all the Lenders would exceed the aggregate amount of the Commitments of all Lenders.

          SECTION 2.02. Making the Advances.

          (a) The Borrowing of Eurodollar Rate Advances shall be made on notice given by the Borrower to the Administrative Agent not later than 4:00 P.M. (New York City time) on the third Business Day prior to the date of the proposed Borrowing (the "Notice of Borrowing"). Immediately following receipt of the Notice of Borrowing, the Administrative Agent shall give to each Lender notice thereof by telex or facsimile transmission. The Notice of Borrowing shall be sent by telex or facsimile transmission, confirmed immediately in writing, in substantially the form of Exhibit B hereto, specifying therein (i) the requested date of such Borrowing, (ii) the requested aggregate amount of such Borrowing, (iii) that such Borrowing will consist of Eurodollar Rate Advances (or, in the circumstances set forth in Section 2.09(c) and Section 2.09(d) only, Alternate Base Rate Advances), and (iv) the Interest Period therefor. The Notice of Borrowing shall be irrevocable and binding on the Borrower. The Administrative Agent shall promptly notify each Lender of the applicable interest rate under Section 2.06. Each Lender shall, before 11:06 A.M. (New York City time) on the date of such Borrowing, make available for the account of its Lending Office to the Administrative Agent at the Administrative Agent's Account, in same day funds, such Lender's ratable portion of such Borrowing. After the Administrative Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will make such funds available to the Borrower by crediting the Panamco Account or such account as the Borrower may designate, in immediately available funds.

          (b) Anything in clause (a) above to the contrary notwithstanding, the Borrower may not (i) request any Borrowing hereunder if the aggregate amount of such Borrowing is less than U.S. $10,000,000 or an integral higher multiple of U.S. $ 1,000,000, or (ii) request Eurodollar Rate Advances for the Borrowing if the obligation of the Lenders to make such Advances shall then be suspended pursuant to Section 2.09.

          (c) Unless the Administrative Agent shall have received notice from a Lender prior to the date of the Borrowing that such Lender will not make available to the Administrative Agent such Lender's ratable portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with clause (a) of this Section 2.02 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have so made such ratable portion available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at (i) in the case of the Borrower, the interest rate applicable at such time under
     Section 2.06 to Advances comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender's Advance as part of the Borrowing for purposes of this Agreement.

          (d) The failure of any Lender to make the Advance to be made by it as part of the Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the date of the Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on the date of the Borrowing.

          SECTION 2.03. Repayment; Notes.

          (a) On the Maturity Date, the Borrower shall repay to the Administrative Agent, for the account of the Lenders, the unpaid outstanding principal amount of the Advances evidenced by the Notes, together with all other Obligations of the Borrower due and payable hereunder, in full in immediately available funds.

          (b) The Advance of each Lender to the Borrower shall be evidenced by a Note payable to the order of such Lender in an amount equal to such Lender's Advance. Each Lender shall record in its records, and on the schedule attached to its Note, the date and amount of the Advance made by such Lender thereunder, each repayment or prepayment thereof, whether such Advance was a Eurodollar Rate Advance or an Alternate Base Rate Advance, and, in the case of Eurodollar Rate Advances, the dates on which the Interest Period for such Advances shall begin and end. The aggregate unpaid principal amount so recorded shall be rebuttable presumptive evidence of the principal amount owing and unpaid on such Note. The failure to so record or any error in so recording any such amount shall not, however, limit or otherwise affect the obligations of the Borrower hereunder or under any Note to repay the principal amount of each Advance together with all interest accruing thereon.

          SECTION 2.04. Reduction of the Commitments.

          (a) Optional. The Borrower may, upon at least three Business Days' notice to the Administrative Agent, terminate in whole or reduce ratably in part the unused portions of the Commitments; provided, however, that each partial reduction shall be in a minimum aggregate amount of U.S. $10,000,000 or an integral multiple of U.S. $1,000,000 in excess thereof or, if the unused portion of the Commitments is less than U.S. $10,000,000, in the amount of such portion.

          (b) Mandatory.

               (i) Upon Receipt of Net Issuance Proceeds. If the Borrower publicly or privately issues, sells or incurs any additional Debt (other than (x) short-term Debt solely used to finance working capital or one or more bottling company acquisitions, and (y) Debt consisting of guarantees by the Borrower of the Debt of any Subsidiary) in the international financial markets on or before the Commitment Expiration Date, and there shall exist at that time any Commitments, the respective Commitments of the Lenders shall, on the date of such issuance, sale or incurrence, automatically be ratably reduced permanently in an aggregate amount equal to the amount by which the cumulative Net Issuance Proceeds therefrom exceeds U.S. $100,000,000; so long as such Debt (x) is scheduled to mature in whole and in part after the date six months after the Maturity Date and (y) is applied to repay or refinance then-outstanding Debt of the Borrower or any Subsidiary (such conditions in clauses (x) and (y) being the "Maturily Conditions"); provided that (I) if any such Debt issued, sold or incurred does not satisfy the Maturity Conditions, the respective Commitments of the Lenders shall on the date of such issuance, sale or incurrence, automatically be ratably reduced permanently in an aggregate amount equal to the cumulative Net Issuance Proceeds thereof, (II) notwithstanding clause (I) above, up to U.S. $100,000,000 of such Debt during the term of this Agreement need not satisfy the Maturity

          Conditions so long as (A) such Debt matures in full at least nine months prior to the Maturity Date and, upon refinancing, such Debt will satisfy the Maturity Conditions, and (B) the proceeds of such Debt are applied to one or more bottling company acquisitions or working capital financing, and (III) if any such Debt issued, sold or incurred is voluntarily prepaid prior to the Maturity Date, the respective Commitments of the Lenders shall, on the date of such prepayment, automatically be ratably reduced permanently in an aggregate amount equal to the amount of such prepayment.

               (ii) Upon Receipt of Net Cash Proceeds. In the event of any sale, lease, transfer or other disposition of (A) any assets (other than shares of capital stock of any Subsidiary) of the Borrower or any of its Subsidiaries (other than sales of inventory, scrap and by-products in the ordinary course of business and sales of vehicles or equipment in the ordinary course of business, provided that the proceeds thereof, in the case of vehicles and equipment, are promptly reinvested in comparable vehicles and equipment) or (B) any capital stock of any Subsidiary of the Borrower, in each case on or before the Commitment Expiration Date, and if there shall exist at that time any Commitments, the respective Commitments of the Lenders shall, on the date of such sale, lease, transfer or other disposition, automatically be ratably reduced permanently in an aggregate amount equal to the amount by which the cumulative Net Cash Proceeds of the assets so sold, leased, transferred or otherwise disposed of under clauses (A) and (B) above exceeds an amount equal to 4.5% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed); provided that, in any such case under clause (A) or (B) above, (I) in the case of any such Net Cash Proceeds received by any such Subsidiary that is not a Wholly-Owned Subsidiary of the Borrower, the respective Commitments shall be ratably reduced permanently by the proportion of such Net Cash Proceeds equal to the percentage of capital stock of such Subsidiary owned directly or indirectly by the Borrower (after giving effect to any applicable sale of shares of capital stock);
          (II) no reduction in Commitments will occur as a result of the Net Cash Proceeds of any sale, lease, transfer or other disposition by any Subsidiary to the Borrower or any other Subsidiary or by the Borrower to any Subsidiary; and (III) at least an amount equal to 2.25% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed) of such cumulative Net Cash Proceeds shall be reinvested promptly in the Borrower or any of its Subsidiaries (it being understood that if such reinvestment does not occur, the respective Commitments of the Lenders will be reduced by an amount equal to all such cumulative Net Cash Proceeds in excess of an amount equal to 2.25% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed)).

          SECTION 2.05. Prepayments.

          (a) Optional. The Borrower may, upon at least five Business Days' notice to the Administrative Agent at any time after 60 days from the Closing Date stating the proposed date and aggregate principal amount of the prepayment, and, if such notice is given, the Borrower shall, prepay the outstanding principal amount of the Advances comprising part of the Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid, without premium or penalty but subject to breakage costs pursuant to Section 2.13.; provided, however, that each partial prepayment shall be in a minimum aggregate principal amount of U.S. $10,000,000 or an integral multiple of U.S. $1,000,000 in excess thereof. Prepayments of Advances will be without premium or penalty; provided that prepayments of Eurodollar Rate Advances not made on the last day of the Interest Period shall be subject to Section 2.13. Any amount prepaid under this Section 2-05(a) may not be reborrowed. All prepayments under this Section 2.05(a) shall be made together with accrued interest to the date of such prepayment on the principal amount prepaid.

          (b) Mandatory.

               (i) From Net Issuance Proceeds. The Borrower shall prepay ratably the outstanding principal amount of the Advances in an aggregate amount equal to the amount by which the cumulative Net Issuance Proceeds of any public or private issuance, sale or incurrence of any additional Debt (other than (x) short-term Debt solely used to finance working capital or one or more bottling company acquisitions, and (y) Debt consisting of guarantees by the Borrower of the Debt of any Subsidiary) in the international financial markets by the Borrower exceeds U.S. $100,000,000 in 1999 or U.S. $250,000,000 during the term of this Agreement, so long as such Debt satisfies the Maturity Conditions; provided that (I) if any such Debt issued, sold or incurred does not satisfy the Maturity Conditions, 100% of the Net Issuance Proceeds thereof shall be applied to prepay ratably the outstanding principal amount of the Advances, (II) notwithstanding clause (I) above, up to U.S. $100,000,000 of such Debt during the term of this Agreement need not satisfy the Maturity Conditions so long as (A) such Debt matures in full at least nine months prior to the Maturity Date and, upon refinancing, such Debt will satisfy the Maturity Conditions, and (B) the proceeds of such Debt are applied to one or more bottling company acquisitions or working capital financing, and (III) if any such Debt issued, sold or incurred is voluntarily prepaid prior to the Maturity Date, the Borrower shall prepay ratably the outstanding principal amount of the Advances in an aggregate amount equal to the amount of such prepayment.

               (ii) From Net Cash Proceeds. The Borrower shall prepay the outstanding principal amount of the Advances in an aggregate amount equal to the amount by which the cumulative Net Cash Proceeds from the sale, lease, transfer or other disposition of (A) any assets (other than shares of capital stock) of the Borrower or any of its Subsidiaries (other than sales of inventory, scrap and by-products in the ordinary course of business and sales of vehicles or equipment in the ordinary course of business, provided that the proceeds thereof, in the case of vehicles and equipment, are promptly reinvested in comparable vehicles and equipment) or (B) any capital stock of any Subsidiary of the Borrower exceeds, in the aggregate under both clauses (A) and (B) above, an amount equal to 4.5% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed); provided that, in any such case under clause (A) or (B) above, (I) in the case of any such Net Cash Proceeds received by any such Subsidiary that is not a Wholly-Owned Subsidiary of the Borrower, the amount of such prepayment shall equal the proportion of such Net Cash Proceeds that is equal to the percentage of capital stock of such Subsidiary owned directly or indirectly by the Borrower (after giving effect to any applicable sale of shares of capital stock); (II) no prepayment shall be required in respect of Net Cash Proceeds of any sale, lease, transfer or other disposition of any assets by any Subsidiary to the Borrower or any other Subsidiary or by the Borrower to any Subsidiary; and (III) at least an amount equal to 2.25% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed) of such cumulative Net Cash Proceeds shall be reinvested promptly in the Borrower or any of its Subsidiaries (it being understood that if such reinvestment does not occur, all such cumulative Net Cash Proceeds in excess of an amount equal to 2.25% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed) shall be applied to prepay Advances).

               (iii) Making of Prepayment. Any prepayment pursuant to this clause (b) shall be made on the second Business Day (or sooner if elected by the Borrower) following the date of receipt by the Borrower of such Net Issuance Proceeds or such Net Cash Proceeds, as the case may be.

               (iv) Accrued Interest. All prepayments under this clause (b) shall be made together, with accrued interest to the date of such prepayment on the principal amount prepaid.

               (v) Timing of Prepayments. Unless otherwise agreed by the Required Lenders, any prepayment made pursuant to this clause (b), shall be subject to Section 2.13.

          SECTION 2.06. Interest.

          (a) Ordinary Interest. (i) The Borrower shall pay interest on the unpaid principal amount of each Eurodollar Rate Advance made to it from the date of such Advance until such principal is paid in full, at a rate per annurn equal to the sum of (A) the Eurodollar Rate for such Interest Period for such Advance plus (B) the Applicable Margin, payable in arrears on the last day of such Interest Period, on the date of any payment or prepayment of such principal amount and on the Termination Date.

               (ii) The Borrower shall pay interest on the unpaid principal amount of each Alternate Base Rate Advance made to it from the date of such Advance until such principal is paid in full, at a rate per annurn equal to the sum of (A) the Alternate Base Rate plus (B) the Applicable Margin, payable in arrears on the last Business Day of each month, on the date of any payment or prepayment of such principal amount and on the Termination Date.

          (b) Default Interest. Upon the occurrence and during the continuance of any Event of Default, the Borrower shall pay interest on the unpaid principal amount of each Advance made to it and on the unpaid amount of all interest, fees and other amounts payable hereunder that is not paid when due, payable in arrears on the dates referred to in clause (a) above and on demand, at a rate per annum equal at all times to 2.0% per annum. above (x) the rate per annurn required to be paid on Eurodollar Rate Advances outstanding at the time pursuant to clause (a) above, in the case of the unpaid principal amount of Eurodollar Rate Advances, and (y) the rate per annum required to be paid on Alternate Base Rate Advances outstanding at the time pursuant to clause (a) above, in the case of the unpaid principal amount of Alternate Base Rate Advances, interest, fees and such other amounts.

          SECTION 2.07. Administrative Agency and Other Fees. (a) The Borrower agrees to pay to the Administrative Agent, such fees as shall be agreed to in writing among the Borrower, the Administrative Agent, the Documentation Agent and the Syndication Agent.

          (b) Commitment Fee. The Borrower agrees to pay to the Administrative Agent, for the account of the Lenders, for the period (including any portion thereof when any of such Lender's Commitments are suspended by reason of the Borrower's inability to satisfy any condition of Article
     III) from the Closing Date until the Commitment Expiration Date, a commitment fee at the rate of 1.0% per annurn (calculated on the basis of a year of 360 days and actual days elapsed) times the amount of such Lender's Commitment which is available and unused from time to time. Such commitment fees shall be payable by the Borrower in arrears on the last Business Day of each calendar quarter and on the Commitment Expiration Date.

          SECTION 2.08. Continuations; Interest Rate Determination.

          (a) The Borrower may continue all or any part of any Eurodollar Rate Advances in a minimum principal amount of U.S. $10,000,000 or a higher integral multiple of U.S. $1,000,000 (or, if smaller than U.S. $10,000,000, the entire outstanding balance of all remaining Advances) into another Eurodollar Rate Advance, by giving written notice thereof to the Administrative Agent not later than 11:00 A.M. (New York City time) at least three Business Days prior to the proposed date of such continuation. Each such notice shall be effective upon receipt by the Administrative Agent, shall be irrevocable, and shall specify the date and amount of such continuation, the Advances to be so continued, and the applicable Interest Period. Promptly upon receipt of such notice, the Administrative Agent shall advise each Lender thereof. Each continuation shall be on a Business Day.

          (b) Failing receipt by the Administrative Agent of any notice of continuation in accordance with clause (a) above, the Borrower shall be conclusively deemed to have elected to continue all Eurodollar Rate Advances for an Interest Period of three months.

          (c) The Administrative Agent shall give prompt notice to the Borrower and the Lenders of the applicable interest rate determined by the Administrative Agent for purposes of Section 2.06(a) or (b).

          SECTION 2.09. Increased Costs, Etc.

          (a) If, due to either (i) the introduction of or any change in, or in the interpretation of, any law or regulation or (ii) the need to comply with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) adopted or made after the date of this Agreement (except, with respect to both subclauses (i) and (ii), any law, regulation, guideline or request addressed in Section 2.11), there shall be any increase in the cost to any Lender or any Person controlling such Lender of agreeing to make or making, funding or maintaining Advances, then the Borrower shall from time to time, upon demand by such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided, however, that, before making any such demand, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender. Such Lender shall promptly notify the Administrative Agent and the Borrower in writing of the occurrence of any such event, such notice to state, in reasonable detail, the reasons therefor and the additional amounts required fully to compensate such Lender for such increased cost or reduced amount; provided, however, that notice in respect of any additional amounts payable hereunder in respect of any Interest Period shall not be effective, and no such additional amounts shall be payable hereunder in respect of such Interest Period, unless such notice is given not later than the 360th day following the Maturity Date. No such additional amounts shall be payable hereunder for increased costs incurred in respect of any period from 90 days after the date on which such Lender becomes actually aware of such increased cost to the date on which such Lender delivers notice' of such increased cost. A certificate as to the amount of such increased cost, submitted to the Borrower by such Lender, shall be conclusive and binding for all purposes, absent manifest error.

          (b) If any Lender determines that (i) the introduction of or any change in, or in the interpretation of, any law or regulation or (ii) the need to comply with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) adopted or made after the date hereof affects or would affect the amount of capital required or expected to be maintained by such Lender or any Person controlling such Lender and such Lender determines that the amount of such capital is increased as a result of such Lender's commitment to lend hereunder and other commitments of this type, then, upon demand by such Lender (with a copy of such demand to the Administrative Agent), the Borrower shall pay to the Administrative Agent for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender in light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender's commitment to lend hereunder; provided, however, that, before making any such demand, each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increase in capital and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender. Such Lender shall promptly notify the Administrative Agent and the Borrower in writing of the occurrence of any such event, such notice to state, in reasonable detail, the reasons therefor and the additional amounts required fully to compensate such Lender for such increased cost or reduced amount; provided, however, that notice in respect of any additional amounts payable hereunder in respect of any Interest Period shall not be effective, and no such additional amounts shall be payable hereunder in respect of such Interest Period, unless such notice is given not later than the 360th day following the Maturity Date. No such additional amounts shall be payable hereunder for increased capital requirements for any period from 90 days after the date on which such Lender becomes actually aware of such increased capital requirements to the date on which such Lender delivers notice of such increased capital requirements. A certificate as to such amounts submitted to the Borrower by such Lender, shall be conclusive and binding for all purposes, absent manifest error.

          (c) If, with respect to any Eurodollar Rate Advances, the Lenders who are owed at least 20% of the then-aggregate unpaid principal amount thereof notify the Administrative Agent that the Eurodollar Rate for any Interest Period for such Eurodollar Rate Advances will not adequately reflect the cost to such Lenders of making, funding or maintaining their Eurodollar Rate Advances for such Interest Period, the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon
     (i) each such Eurodollar Rate Advance will automatically, on the last day of the then-existing Interest Period therefor, convert into an Alternate Base Rate Advance and (ii) the obligation of the Lenders to make Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrower that such Lenders have determined that the circumstances causing such suspension no longer exist.

          (d) Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for any Lender or its Lending Office to perform its obligations hereunder to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances hereunder, then, on notice thereof and demand therefor by such Lender to the Borrower through the Administrative Agent, (i) each Eurodollar Rate Advance of such Lender will automatically, upon such demand, convert, at the end of the current Interest Period therefor (or sooner if required by law), into an Alternate Base Rate Advance and (ii) the obligation of such Lender to make Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrower that such Lender has determined that the circumstances causing such suspension no longer exist; provided, however, that, before making any such demand, such Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would allow such Lender or its Lending Office to continue to perform its obligations to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

          SECTION 2.10. Payments and Computations.

          (a) The Borrower shall make each payment hereunder and under the Notes not later than 11:00 A.M. (New York City time) on the day when due in Dollars to the Administrative Agent at the Administrative Agent's Account in same day funds. The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal, interest or fees ratably (other than amounts payable pursuant to Section 2.09(a), 2.09(b), 2.11 or 2.13) to the Lenders for the account of their Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Lending Office, in each case to be applied in accordance with the terms of this Agreement. Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 8.07(d), from and after the effective date of such Assignment and Acceptance, the Administrative Agent shall make all payments hereunder and under the Notes in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Acceptance shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

          (b) If the Administrative Agent receives funds for application to the Obligations under the Loan Documents under circumstances for which the Loan Documents do not specify the Advances to which, or the manner in which, such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each Lender ratably in accordance with such Lender's proportionate shares of the principal amount of all outstanding Advances, in repayment or prepayment of such of the outstanding Advances or other Obligations owed to such Lender as the Administrative Agent shall direct.

          (c) All computations of interest based on the Eurodollar Rate or the Alternate Base Rate shall be made by the Administrative Agent on the basis of a year of 360 days and 365/66 days, respectively, and for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

          (d) Whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall, in such case, be included in the computation of payment of interest; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar

     Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

          (e) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to any Lender hereunder that the Borrower will not make such payment in full, the Administrative Agent may assume that the Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each such Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrower shall not have so made such payment in full to the Administrative Agent, each such Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at the Federal Funds Rate.

          (f) The Borrower shall make all payments hereunder and under the Notes regardless of any defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Authority or regulatory body and which may adversely affect the Borrower's obligation to make, or the right of the holder of any Note to receive, such payments.

          SECTION 2.11. Taxes.

          (a) Any and all payments to be made by the Borrower hereunder, under the Notes, or under any other Loan Document shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Lender and any Agent, respectively, franchise taxes, taxes, levies, imposts, deductions, charges or withholdings (and all liabilities with respect thereto) imposed on or measured by reference to net income which are imposed on such Lender or such Agent by (i) the United States of America, (ii) any political subdivision of the United States or (iii) any foreign jurisdiction or political subdivision thereof under the laws of which such Agent or such Lender is organized, or in which such Lender or such Agent, respectively, has qualified to do or in fact does business (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Note to any Lender or any Agent, (x) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) such Lender or such Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (y) the Borrower shall make such deductions and (z) the Borrower shall pay the full amount required to be deducted to the relevant taxing authority or other authority in accordance with applicable law. Each Agent and every Lender shall provide to the Borrower such forms and certifications as are reasonably necessary to avoid or reduce the Borrower's obligation to deduct Taxes from any payment hereunder; provided that neither any Agent nor any

     Lender shall be required to furnish any such form or certification to the extent such Person reasonably determines (consistent with its internal policy and legal and regulatory restrictions) that such action would be disadvantageous to such Person.

          (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any excise or property taxes or any other charges or similar levies that arise from any payment made hereunder or under the Notes or any other Loan Documents or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any other Loan Documents (hereinafter referred to as "Other Taxes").

          (c) The Borrower will indemnify each Lender and Agent for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section) paid by such Lender or such Agent (as the case may be) and any liability (including penalties, additions to tax, interest and expenses) arising therefrom or with respect thereto whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within 30 days from the date such Lender or such Agent (as the case may be) make written demand therefor.

          (d) Within 30 days after the date of any payment of Taxes by the Borrower, the Borrower will furnish to the Administrative Agent, at its address referred to in Section 8.02, the original or a certified copy of a receipt evidencing payment thereof (or, if a receipt cannot be obtained in the applicable jurisdiction, other appropriate evidence of payment thereof).

          (e) Without prejudice to the survival of-any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section shall survive the payment in full of principal and interest hereunder and under the Notes.

          SECTION 2.12. Sharing of Payments, Etc. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advance owing to it (other than pursuant to Section 2.09(a) 2.09(b), 2.11 or 2.13) in excess of its ratable share of payments on account of the Advances obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Advances owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, the purchase from such Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such Lender's ratable share of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

          SECTION 2.13. Funding Losses. In the event any Lender shall incur any loss, cost, or expense (including any loss, cost, or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Under to make, continue, or maintain any portion of the principal amount of any Eurodollar Rate Advance), but excluding any loss of any margin above the Eurodollar Rate, as a result of.

          (a) any repayment or prepayment of the principal amount of any Eurodollar Rate Advances on a date other than the scheduled last day of the Interest Period applicable thereto;

          (b) any Eurodollar Rate Advances not being made in accordance with the Notice of Borrowing therefor; or

          (c) any Eurodollar Rate Advances not being continued for the Interest Period specified in accordance with the relevant notice therefor;

then, upon the written notice of such Lender to the Borrower (with a copy to the Administrative Agent), the Borrower shall, within five days of its receipt thereof. pay directly to such Lender (for its own account) such amount as will (in the reasonable determination of such Lender) reimburse such Lender for such loss, cost or expense. Such written notice (which shall include all calculations in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrower.

          SECTION 2.14. Use of Proceeds. The proceeds of the Advances shall be available (and the Borrower agrees that it shall use such proceeds) to refinance Debt under the Prior Agreement and, any remainder, to fund capital expenditures and for general corporate purposes. The Borrower hereby authorizes the Administrative Agent to apply the proceeds of the Borrowing hereunder to repayment of the amount outstanding under the Prior Agreement.


                                  ARTICLE III

                             CONDITIONS OF LENDING

          SECTION 3.01. Conditions Precedent to the Closing Date and Borrowing. The obligation of each Lender to make its Advance on the occasion of the Borrowing is subject to the effectiveness of this Agreement pursuant to
Section 8.06, to satisfaction of the conditions precedent set forth in this
Section 3.01 below (the date on which such effectiveness and these conditions are satisfied or waived being the "Closing Date"), and to satisfaction of the condition that the Closing Date shall occur on or prior to March _, 1999. Each document received by the Administrative Agent and described below shall be dated the Closing Date (unless otherwise specified), in form and substance reasonably satisfactory to the Lenders (unless otherwise specified), accompanied by an English translation thereof if not in English.

          (a) The Agents shall have received counterparts of this Agreement executed by the Borrower and all the Lenders.

          (b) The Agents and the Lenders shall have completed a due diligence investigation of the Borrower and its Subsidiaries with results satisfactory to the

     Agents and the Lenders, and shall have been given such access to the management, records, books of account, contracts and properties of the Borrower and its Subsidiaries, and each shall have received such financial, business and other information regarding the Borrower and its Subsidiaries, as the Agents and the Lenders shall have reasonably requested. This condition will be deemed to be satisfied if, by the close of business, Mexico City time, on March 1, 1999, ING Barings has not notified the Borrower of the failure of such condition to be satisfied.

          (c) There shall not have occurred any material adverse change in any country in which the Borrower and its Subsidiaries operate, or in the international loan syndication or financial or capital market conditions generally from those in effect on the date hereof.

          (d) There shall not have occurred any material adverse change in the condition, financial or otherwise, business, operations, performance, properties or prospects of the Borrower or any of its Subsidiaries since December 31, 1998.

          (e) The Administrative Agent shall have received a certificate of the Borrower, in substantially the form of Exhibit D hereto, signed on behalf of the Borrower by a duly authorized officer or agent of the Borrower and its Secretary or any Assistant Secretary, together with certified copies of (i) the resolutions of the Board of Directors of the Borrower approving the Borrower's execution, delivery, and performance of the Loan Documents and the transactions contemplated thereby, (ii) all documents evidencing other necessary corporate action and consents or approvals of any Governmental Authority, if any, with respect to the Loan Documents and the transactions contemplated thereby, and (iii) the constitutional documents of the Borrower.

          (f) The Administrative Agent shall have received the Consolidated audited financial statements of the Borrower and its Subsidiaries as of December 31, 1998.

          (g) The Administrative Agent shall have received the duly executed Notes payable to the order of the respective Lenders.

          (h) The Administrative Agent shall have received an opinion of Cravath, Swaine & Moore, special New York counsel for the Borrower, in substantially the form of Exhibit E-I hereto and as to such other matters as any Lender through the Administrative Agent may reasonably request.


          (i) The Administrative Agent shall have received an opinion of Arias, Fabrega & Fabrega, local counsel to the Borrower in Panama, in substantially the form of Exhibit E-2 hereto and as to such other matters as any Lender through the Administrative Agent may reasonably request.

          (j) The Administrative Agent shall have received an opinion of Mayer, Brown & Platt, special New York counsel to the Administrative Agent, in substantially the form of Exhibit E-3 hereto and as to such matters as any Lender through the Administrative Agent may reasonably request.

          (k) The Administrative Agent shall have received a letter, in substantially the form of Exhibit F hereto, confirming the appointment of CT Corporation System as Process Agent for the Borrower.

          (1) The Administrative Agent shall have received such other certificates, documents and opinions of counsel as any Lender through the Administrative Agent may reasonably request.

          (m) The Borrower shall have paid all accrued fees of the Administrative Agent (including any such fees as shall be agreed to in writing pursuant to Section 2.07(a)) and reimbursed the Administrative Agent for all reasonable out-of-pocket expenses incurred in accordance with Section 8.04(a)(i).

          (n) the following statements shall be true (and the giving of the Notice of Borrowing and the acceptance by the Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by the Borrower that on the date of such Borrowing such statements are true):

               (i) the representation and warranties of the Borrower contained in each Loan Document and the statements contained in each certificate delivered pursuant to any Loan Document are correct in all material respects on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date except to the extent any such representation and warranty relates solely to an earlier date;

               (ii) no event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, that constitutes a Default.

          (o) The Facility shall have been rated at least "BBB-" by Standard & Poor's.

          SECTION 3.02. Determinations Under Section 3.01. For purposes of determining compliance with the conditions specified in Section 3.01, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Administrative Agent specified in accordance with
Section 8.02 shall have received written notice from such Lender prior to the Borrowing, specifying its objection thereto, and such Lender shall not have made available to the Administrative Agent such Lender's ratable portion of such Borrowing.


                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES

          SECTION 4.01. Representations and Warranties of the Borrower. The Borrower represents and warrants as follows:

          (a) The Borrower and each of its Subsidiaries (i) is a corporation duly organized and validly existing (and, in the case of any such Subsidiary incorporated under the laws of one of the States comprising the United States, in good standing) under the laws of its jurisdiction of formation, (ii) is duly qualified as a foreign corporation in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where failure to so qualify would not have a Material Adverse Effect, and
     (iii) has all requisite corporate power and authority to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted except where the failure to do so would be reasonably likely not to result in a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole.

          (b) Set forth on Item 4.01(b) of the Disclosure Schedule, attached hereto as Annex II, is a complete and accurate organizational chart for the Borrower and its Subsidiaries showing as of the Closing Date (as to each such Subsidiary) (x) the jurisdiction of its incorporation and (y) the percentage of the outstanding shares of each such class owned (directly or indirectly) by the Borrower and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights as at the Closing Date; and the information set forth therein is correct in all material respects. All of the shares of the Borrower and each of its Subsidiaries have been validly issued, fully paid, are non-assessable and are owned by the Borrower or one or more of its Subsidiaries and such stock ownership is shown on the stock registry of the relevant Subsidiary issuing such shares free and clear of all Liens. Except as disclosed in such Item 4.01 (b) of the Disclosure Schedule, all the shares of outstanding capital stock of all of such Subsidiaries that the Borrower purports to own as set forth in Item 4.01
     (b) of the Disclosure Schedule have been validly issued, are fully paid and non-assessable and are owned by the Borrower or one or more of its Subsidiaries free and clear of all Liens.

          (c) The execution, delivery and performance by the Borrower of each Loan Document to which it is or is to be a party, and the consummation of the transactions contemplated hereby and thereby, are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not (i) contravene the Borrower's constitutional documents, (ii) violate any law, rule, regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination or award, (iii) except as set forth on Item 4.01(c) of the Disclosure Schedule, conflict with or result in the breach of, constitute a default under, or cause or permit any mandatory prepayment or acceleration of the maturity of, any material contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting the Borrower, any of its Subsidiaries or any of their properties or assets, or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the properties or assets of the Borrower or any of its Subsidiaries. Neither the Borrower nor any of its Subsidiaries is in violation of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award or in breach of any such contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument, the violation or breach of which would be reasonably likely to result in a Material Adverse Effect.

          (d) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other third party is required for (i) the due execution, delivery, recordation, filing or performance by the Borrower of any Loan Document to which it is or is to be a party, or for the consummation of the transactions contemplated hereby or thereby, or (ii) the exercise by the Administrative Agent or any Lender of its rights under any Loan Document to which the Borrower is a party or the remedies provided thereunder.

          (e) This Agreement has been, and each Loan Document to which the Borrower is or is to be a party when delivered hereunder will have been, duly executed and delivered by the Borrower. This Agreement is, and each other Loan Document to which the Borrower is or is to be a party when delivered hereunder will be, the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and general principles of equity.

          (f) The Borrower and each of its Subsidiaries is in compliance in all material respects with all applicable laws, rules, regulations and orders, except where the failure to so comply would not be reasonably likely to result in a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole.

          (g) The audited Consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 1998, and the related Consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the fiscal year then ended, accompanied (in the case of such Consolidated financial statements) by an opinion of Arthur Andersen & Co., independent public accountants, copies of which have been furnished to each Lender, fairly present in all material respects the Consolidated financial condition of the Borrower and its Subsidiaries as at such dates and the Consolidated results of the operations of the Borrower and its Subsidiaries for the periods ended on such dates, all in accordance with GAAP applied on a consistent basis.

          (h) Since December 31, 1998, there has been no Material Adverse
     Change.

          (i) (i) All written information (other than projections with respect to the future financial performance of the Borrower and its Subsidiaries) heretofore or contemporaneously herewith furnished by or on behalf of the Borrower or any of its Subsidiaries to the Administrative Agent or any Lender for purposes of or in connection with this Agreement, the other Loan Documents and the transactions contemplated hereby and thereby is, and all written information (other than projections with respect to the future financial performance of the Borrower and its Subsidiaries) hereafter famished by or on behalf of the Borrower or any of its Subsidiaries to the Administrative Agent or any Lender pursuant hereto or in connection herewith will be, true and accurate in every material respect on the date as of which such information is dated or certified, and none of such information is or will be incomplete by omitting to state any material fact necessary to make such information not misleading. All projections with respect to the future financial performance of the Borrower and its Subsidiaries heretofore or contemporaneously famished by or on behalf of the Borrower or any of its Subsidiaries to the Administrative Agent or any Lender have been, and all such projections hereafter famished by or on behalf of the Borrower or any of its Subsidiaries to the Administrative Agent or any Lender will be, prepared in good faith and represent or will represent the Borrower's realistic views as to such performance at the time such projections were prepared.

          (j) Except as set forth in Item 4.01(j) of the Disclosure Schedule, there is no action, suit, investigation, litigation or proceeding affecting the Borrower or any of its Subsidiaries (and, with respect to unasserted claims, to the knowledge of the Borrower) (including, but not limited to, any Environmental Action) pending or threatened before any court, Governmental Authority or arbitrator that (i) if adversely determined, would be reasonably likely to result in a Material Adverse Effect or (ii) would be reasonably likely to adversely affect the legality, validity or enforceability of this Agreement, the Notes, any other Loan Document, or the consummation of the transactions contemplated hereby or thereby.

          (k) (i) Neither the Borrower nor any of its Subsidiaries has taken any action (including any steps to terminate any Compensation Plan), nor made any omission (including any failure to make any required contribution to any Compensation Plan), with respect to any Compensation Plan, in either case which (a) would result in a liability to the Borrower or any Subsidiary in excess of U.S. $ 1,000,000 (or the equivalent in any other currency), (b) would give rise to a Lien over any of its properties, assets, or revenues, or (c) would be reasonably be likely to result in a Material Adverse Effect; and

               (ii) the Borrower and each of its Subsidiaries is in compliance in all material respects with the regulatory requirements of applicable law relating to pensions, employee retirement benefits and social security and has made all payments required to be made pursuant thereto. Except as set forth in Item 4.01(k) of the Disclosure Schedule, neither the Borrower nor any of its Subsidiaries sponsors, or is required to contribute to, any Compensation Plan, except such Compensation Plans that do not require funding and that may be terminated by the Borrower or the applicable Subsidiary, as the case may be, without its incurring any liability.

          (l) Except as set forth in Item 4.01(1) of the Disclosure Schedule, each of the Borrower and its Subsidiaries has filed all material tax returns and reports required to be filed, and have paid all material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except (i) those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP or (ii) where the failure to do so could not reasonably be expected to have a Material Adverse Effect. There is no proposed tax assessment against the Borrower or any Subsidiary that, could reasonably be expected to have a Material Adverse Effect.

          (m) (i) Except as set forth in Item 4.01(m) of the Disclosure Schedule, the operations and properties of the Borrower and each of its Subsidiaries comply in all material respects with all Environmental Laws, all materially necessary Environmental Permits have been obtained and are in effect for the operations and properties of the Borrower and its Subsidiaries, the Borrower and its Subsidiaries are in compliance in all material respects with all such Environmental Permits, except where the failure to comply with or obtain such Environmental Permits would not be reasonably likely to result in a Material Adverse Effect and no circumstances exist that could (A) form the basis of an Environmental Action against the Borrower or any of its Subsidiaries or any of their properties that would be reasonably likely -to result in a Material Adverse Effect or (B) cause any such property to be subject to any material restrictions on ownership, occupancy, use or transferability under any Environmental Law; and

               (ii) Hazardous Materials have not been generated, used, treated, handled, stored or disposed of on, or released or transported to or from, any property of the Borrower or any of its Subsidiaries, except in compliance with all Environmental Laws and Environmental Permits, and all other wastes generated at any such properties have been disposed of in compliance with all Environmental Laws and Environmental Permits and except where the failure to comply with Environmental Laws or obtain such Environmental Permits would not be reasonably likely to result in a Material Adverse Effect.

          (n) Neither the Borrower nor any of its Subsidiaries is a party to any Existing Debt Agreement, indenture, loan or credit agreement or any lease or other agreement or instrument or subject to any charter or corporate restriction that materially inhibits the conduct of its business, as currently operated or as planned.

          (o) The Borrower, and each of its Subsidiaries, has reviewed or caused to be reviewed the areas within its business and operations which could be adversely affected by, and has developed or is developing, or has caused to be developed or is causing to be developed a program to address on a timely basis the Year 2000 Problem and has made or caused to be made related appropriate inquiry of material suppliers and vendors. Based on such review and program, the Borrower believes that the Year 2000 Problem will not have a Material Adverse Effect.

          (p) Neither the Borrower nor any of its Subsidiaries is an "investment company" or an "affiliated person" of, or "Promoter" or "principal underwriter" for, an "investment company" required to be registered as such within the meaning of the United States Investment Company Act of 1940, as amended. Neither the making of any Advances, nor the application of the proceeds of repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder.

          (q) Set forth in Item 4.01(q) of the Disclosure Schedule is a complete and accurate list of all material Existing Debt, as of March 18, 1999, showing as of such date the outstanding principal amount thereof. No other material Debt has been incurred since such date. Except as shown in Item 4.01(q) of the Disclosure Schedule, on the date of this Agreement, there is no Debt owing from the Borrower to any of its Subsidiaries. The Obligations of the Borrower under the Loan Documents to which it is a party rank at least pari passu with all other senior, unsecured Debt of the Borrower.

          (r) Neither the Borrower nor any of its property or assets has any immunity from jurisdiction of any court or from set-off or any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of the jurisdiction of its incorporation.

          (s) The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. None of the proceeds of any Advance will be used for the purpose of, or be made available by the Borrower or any of its Subsidiaries in any manner to any other Person to enable or assist such Person in, purchasing or carrying Margin Stock.

          (t) The Borrower, individually and on a Consolidated basis with its Subsidiaries, is, and after giving effect to all Advances under the Facility, will be, Solvent.

          (u) The Borrower will use the proceeds of the Advances to refinance Debt under the Prior Agreement and, any remainder, to fund capital expenditures and for general corporate purposes.

          (v) The Board of Directors of the Borrower adopted by resolution a dividend policy whereby an amount equal to between 15% and 25% of the Borrower's Consolidated net income from the previous year will be paid to shareholders each year, in quarterly distributions, as determined by the Board of Directors. Such dividend policy remains in effect as of the date of this Agreement. Pursuant to the Certificate of Designations in effect as of the date of this Agreement for the Series C Preferred Stock of the Borrower, any change in the Borrower's policy with respect to dividends or distributions to shareholders of the Borrower requires the approval of the holder of the single outstanding share of Series C Preferred Stock. As of the date of this Agreement, the Borrower does not anticipate any change in its dividend policy or in the terms of the Certificate of Designations of the Series C Preferred Stock.


                                   ARTICLE V

                           COVENANTS OF THE BORROWER

          SECTION 5.01. Affirmative Covenants. So long as any Obligations under the Loan Documents shall remain unpaid, or any Lender shall have any Commitment hereunder, the Borrower shall, unless the Required Lenders shall otherwise consent in writing:

          (a) Compliance with Laws, Etc. Except when the failure to do so would not be reasonably likely to result in a Material Adverse Effect, comply, and cause each of its Subsidiaries to comply, in all material respects, with all applicable laws, rules, regulations and orders.

          (b) Payment of Taxes, Etc. Pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the saint shall become delinquent, (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its property or assets and (ii) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained (if required by GAAP), unless and until any Lien resulting therefrom attaches to its property or assets and becomes enforceable against its other creditors.

          (c) Compliance with Environmental Laws. Except when the failure to do so would not be reasonably likely to result in a Material Adverse Effect, comply, and cause each of its Subsidiaries and all lessees and other Persons occupying its properties to comply, in all material respects, with all Environmental Laws and Environmental Permits applicable to its operations and properties; obtain and renew all Environmental Permits necessary for its operations and properties; and conduct, and cause each of its Subsidiaries to conduct, any reasonable investigation, study, sampling and testing, and undertake any reasonable cleanup, removal, remedial or other action necessary to remove and clean up all Hazardous Materials from any of its properties, in accordance with the requirements of all Environmental Laws; provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances.

          (d) Maintenance of Insurance. Maintain, and cause each of its Subsidiaries to maintain, insurance with responsible insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates.

          (e) Preservation of Corporate Existence, Etc. Except as permitted under Section 5.02(b), preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence, rights (charter and statutory) and franchises (including, without limitation, any franchise agreement of the Borrower or any Subsidiary with TCCC or any Affiliate thereof, which agreements shall be preserved and maintained in a manner consistent in all material respects with past practice); provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to preserve any right or franchise, nor shall the Borrower be required to maintain the corporate existence of any Subsidiary if the preservation or maintenance thereof is no longer desirable in the conduct of the business of the Borrower or such Subsidiary, as the case may be, and the failure to preserve any such right or franchise or maintain the corporate existence of such Subsidiary would not be reasonably likely to result in a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole.

          (f) Visitation Rights. At any time during regular business hours upon prior written notice to and approval of the Borrower (which approval shall not be unreasonably withheld or delayed) permit any Agent or any Lender, or any agents or representatives thereof, to examine and make notes with respect to records and books of account of, and visit the properties of, the Borrower and any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Borrower and any of its Subsidiaries with any of their executive officers or directors and with their independent certified public accountants.

          (g) Keeping of Book. Keep, and cause each of its Subsidiaries to keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each such Subsidiary in accordance with GAAP.

          (h) Maintenance of Properties, Etc. Except where the failure to do so would not be reasonably likely to result in a Material Adverse Effect, maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties and assets that are material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

          (i) Transactions with Affiliates.

               (i) Conduct, and cause each of its Subsidiaries to conduct, all transactions otherwise permitted under the Loan Documents with any of its Subsidiaries (x) in the ordinary course of business in accordance with past practices or (y) on terms that are fair and reasonable and no less favorable to the Borrower or such Subsidiary than it would obtain in a comparable arm's-length transaction with a Person not an Affiliate.

               (ii) Conduct, and cause each of its Subsidiaries to conduct, all transactions otherwise permitted under the Loan Documents with any of their Affiliates (other than their Subsidiaries) on terms that are fair and reasonable and no less favorable to the Borrower or such Subsidiary than it would obtain in a comparable arms-length transaction with a Person not an Affiliate.

               (iii) Prior to the Borrower becoming indebted to any Affiliate of the Borrower, cause such Affiliate to execute a subordination agreement in form and substance satisfactory to the Administrative Agent, subordinating such Debt to be owed to such Affiliate to all Obligations of the Borrower under the Loan Documents, and thereafter deliver to the Administrative Agent a copy thereof certified by a duly authorized officer or agent to be a true and correct copy of the original.

          (j) Compliance with Terms of Leaseholds. Except where the failure to do so would not be reasonably likely to result in a Material Adverse Effect, make all payments and otherwise perform in all material respects all obligations in respect of all material leases of real property and cause all of its Subsidiaries to do so, and, to the extent material to the business of the Borrower, keep such leases in full force and effect and not allow such leases to lapse or be terminated or rights to renew such leases to be forfeited or canceled.

          (k) Sales of Assets. Cause any assets that are, in the aggregate during the term of this Agreement, material to the Consolidated financial position of the Borrower, to be sold or otherwise transferred by the Borrower or any of its Subsidiaries to be so sold or transferred at a value that shall reasonably approximate their fair market value (it being understood that "material", for purposes of this clause (k) only, shall mean an amount equal to, for all assets during the term of this Agreement, 4.5% of Consolidated Tangible Net Assets (calculated as of the end-date of the last quarter for which Consolidated financial statements have been distributed)).

          SECTION 5.02. Negative Covenants. So long as any Obligation under the Loan Documents shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrower shall not, without the written consent of the Required
Lenders:

          (a) Liens, Etc. Create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any Lien on or with respect to any of its properties and assets of any character (including, without limitation, accounts and capital stock) whether now owned or hereafter acquired or assign, or permit any of its Subsidiaries to assign, any accounts or other rights to receive revenues, excluding, however, from the operation of the foregoing restrictions:

               (i) Permitted Liens; and

               (ii) Liens securing Debt if, after giving pro forma effect to the incurrence of such Debt (and the receipt and application of the proceeds thereof) or the securing of outstanding Debt, the sum of (without duplication) all Debt of the Borrower and its Subsidiaries secured by Liens (other than Permitted Liens), at the time of determination would not exceed 10% of Consolidated Tangible Net Assets.

          (b) Mergers, Etc. Merge with or into or consolidate with or into any Person, or permit any of its Subsidiaries to do so, unless: (i) either
     (a) such merger or consolidation is between any of the Borrower's Subsidiaries and any of the Borrower's other Subsidiaries, (b) the Borrower shall be the continuing Person in the case of a merger or (c) the resulting or surviving Person if other than the Borrower (the "Successor Company") shall expressly assume, by a written agreement, executed and delivered to the Administrative Agent, in form satisfactory to the Administrative Agent, all the obligations of the Borrower under the Loan Documents; (ii) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Successor Company or any Subsidiary of the Borrower or the Successor Company as a result of such transaction as having been incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default would occur or be continuing and the Borrower shall have delivered to the Administrative Agent an officer's certificate to that effect; and (iii) except in the case of any merger or consolidation under clause (i)(a) above: (A) the Borrower shall have delivered to the Administrative Agent an officer's certificate and an opinion of counsel, each stating that such consolidation or merger and such written agreement comply with the Loan Documents and, if such consolidation or merger results in a Successor Company, that such written agreement constitutes the legal, valid and binding obligation of the Successor Company, enforceable against such entity in accordance with its terms, subject to customary exceptions, and (B) at least two of Standard & Poor's, Moody's or DCR shall have notified the Administrative Agent in writing that the proposed merger or consolidation will not result in a withdrawal or reduction of its credit rating of the Borrower below the lower of the then existing rating thereof.

          (c) Change in Nature of Business. Make, or permit any of its Subsidiaries to make, any material change in the nature and conduct of the business of the Borrower and its Subsidiaries taken as a whole as carried on at the date of this Agreement.

          (d) Accounting Changes. Make or permit, or permit any of its Subsidiaries to make or permit any change in accounting policies or reporting practices, except as required by GAAP or requested by any Governmental Authority (and in each case the Borrower will promptly notify the Administrative Agent and the Lenders of any such change).

          (e) Constitutional Documents. Amend, modify or change in any manner any material term or condition of any constitutional document (including, without limitation, the Voting Trust Agreement, any other shareholders agreement or any similar agreement) of the Borrower or any Subsidiary or take any other action in connection with any constitutional document that would reasonably be likely to result in a Material Adverse Effect, except as permitted by Section 5.02(b).

          (f) Shareholders' Agreements. Enter into, or permit any of its Subsidiaries to enter into, any shareholders' agreement (or similar agreement or arrangement) with any holder of Voting Stock of the Borrower (other than with TCCC or any Subsidiary thereof or with Venbottling Holdings, Inc. or with the voting trustees under the Voting Trust Agreement).

          (g) Change in Control. Take, or allow its Subsidiaries to take, any action that may be reasonably likely to result in a Change in Control.

          (h) Sales, Etc. of Assets. Sell, lease, transfer or otherwise dispose of, or permit any of its Subsidiaries to sell, lease, transfer or otherwise dispose of, any of its assets, including (without limitation) any shares of capital stock of Subsidiaries and any manufacturing plant or substantially all assets constituting the business of a division, branch or other unit operation, except

               (i) sales of inventory, scrap and by-products in the ordinary course of business;

               (ii) sales of equipment and vehicles in the ordinary course of business, provided that the proceeds thereof are promptly reinvested in comparable equipment or vehicles;

               (iii) sales of assets (including, but not limited to, shares of capital stock of Subsidiaries) of the Borrower or any of its Subsidiaries, provided that an amount equal to the Net Cash Proceeds thereof is applied in accordance with and to the extent required under Section 2.05(b) hereof (or the Commitment reductions pursuant to Section 2.04(b), as applicable, shall have occurred), and provided further that at the time of such sale and after giving effect thereto no Event of Default shall have occurred and be continuing; and

               (iv) sales of assets to Affiliates permitted under Section
          5.01(i).

          (i) Debt. Create, incur, assume Or suffer to exist any Debt, or permit any of its Subsidiaries to create, incur, assume or suffer to exist any Debt other than:

               (i) in the case of the Borrower,

                    (A) Debt under the Loan Documents;

                    (B) the Existing Debt identified in Item 4.01(q) of the Disclosure Schedule;

                    (C) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business consistent in all material respects with past practices;

                    (D) any Debt owed by the Borrower to any Subsidiary incurred in the ordinary course of business consistent in all material respects with past practices; provided that all such Debt owed by the Borrower to any Affiliate of the Borrower shall be subordinated to all Obligations of the Borrower under the Loan Documents pursuant to a subordination agreement in form and substance satisfactory to the Administrative Agent;

                    (E) any Debt not otherwise permitted hereunder, provided that (I) an amount equal to the Net Issuance Proceeds from the issuance thereof is promptly applied to reduce the aggregate Commitments and prepay the Advances to the extent required under Section 2.04(b) or 2.05(b) hereof; and (II) at the time such Debt is incurred and after giving effect thereto (and to the repayment required hereunder) no Event of Default shall have occurred and be continuing;

                    (F) any replacement, extension or renewal of any Debt permitted by subclause (B), (D) or (E) above;

               (ii) in the case of any Subsidiary of the Borrower,

                    (A) the Existing Debt identified in Item 4.01(q) of the Disclosure Schedule;

                    (B) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business consistent in all material respects with past practices;

                    (C) any Debt owed by any Subsidiary to any other Subsidiary or to the Borrower incurred in the ordinary course of business consistent in all material respects with past practices;

                    (D) any Debt of any Subsidiary existing at the time such Subsidiary becomes a Subsidiary after the Closing Date unless incurred in anticipation thereof;

                    (E) any Debt of any Subsidiary not otherwise permitted hereunder; provided that (I) the aggregate principal amount of such Debt of all Subsidiaries taken as a whole, before and after giving effect to any such incurrence, shall not exceed at any time 35% of the total Consolidated Debt of the Borrower and its Subsidiaries, and (II) at the time such Debt is incurred and after giving effect thereto, no Event of Default shall have occurred and be continuing; and

                    (F) any replacement, extension or renewal of any Debt permitted by subclause (A), (C) or (D) above.

               For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, the Borrower, in its reasonable discretion, will classify such item of Debt and only be required to include the amount and type of such Debt in one of the above clauses and (ii) an item of Debt may be split between more than one of the applicable types of Debt described above.

          SECTION 5.03. Reporting Requirement. So long as any Obligation under the Loan Documents shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrower shall, unless the Required Lenders shall otherwise consent in writing, furnish to the Lenders:

          (a) Default Notice. As soon as possible and in any event within two days after the occurrence of each Default continuing on the date of such statement, a statement of the chief financial officer of the Borrower setting forth details of such Default and the action that the Borrower has taken and proposes to take with respect thereto.

          (b) Quarterly Financials. As soon as available and in any event within 60 days after the end of each quarter of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and Consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, setting forth in each case in comparative form the corresponding figures for the corresponding period of the preceding fiscal year, all in reasonable detail and duly certified (subject to year-end audit adjustments) by the chief financial officer of the Borrower as having been prepared (with respect to such Consolidated financial statements) in accordance with GAAP, together with a certificate of such officer stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower has taken and proposes to take with respect thereto.

          (c) Annual Financials. As soon as available and in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the annual audit report for such year for the Borrower and its Subsidiaries, including therein a Consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year, and Consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case (with respect to such Consolidated financial statements) accompanied by an opinion of Arthur Andersen & Co. or other independent public accountants of recognized standing acceptable to the Required Lenders, together with (A) a certificate of such accounting firm to the Lenders stating that in the course of the regular audit of the business of the Borrower and its Subsidiaries, which audit was conducted by such accounting firm in accordance with generally accepted auditing standards, such accounting firm has obtained no knowledge that a Default has occurred and is continuing, or if, in the opinion of such accounting firm, a Default has occurred and is continuing, a statement as to the nature thereof, and (B) a certificate of the chief financial officer of the Borrower stating that no Default has occurred and is continuing or, if a default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower has taken and proposes to take with respect thereto.

          (d) Compensation Plans. As soon as possible and in any event within five days after the Borrower knows or has reason to know of any action (including any steps to terminate any Compensation Plan), or any omission (including any failure to make any required contribution to any Compensation Plan), with respect to any Compensation Plan, in either case the result of which (a) could result in the incurrence by the Borrower of any material liability, fine or penalty, or any material increase in the contingent liability of the Borrower with respect to any Compensation Plan, (b) could give rise to a Lien over any of its properties, assets, or revenues, or (c) would be reasonably likely to result in a Material Adverse Effect, notice thereof and copies of all documentation relating thereto.

          (e) Material Adverse Change. As soon as possible and in any event within five days after the Borrower knows or has reason to know of any Material Adverse Change, or any event or circumstance which might result in a Material Adverse Change, notice thereof and copies of all documentation relating thereto.

          (f) Litigation. Promptly after the commencement thereof, notice of all actions, suits, investigations, litigation and proceedings before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, by or against the Borrower or any of its Subsidiaries or Affiliates of the type described in Section 4.01(j).

          (g) Securities Reports. Promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports that the Borrower sends to its stockholders, and copies of all regular, periodic and special reports, and all registration statements, that the Borrower or any of its Subsidiaries files with any securities commission or similar Governmental Authority or with any national securities exchange.

          (h) Creditor Report. Promptly after the furnishing thereof, copies of any statement or report furnished to any other holder of the securities of the Borrower or of any of its Subsidiaries pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Lenders pursuant to any other clause of this Section 5.03.

          (i) Environmental Conditions. Promptly after the occurrence thereof, notice of any condition or occurrence on any property of the Borrower or any of its Subsidiaries that results in a material noncompliance by the Borrower or any of its Subsidiaries with any Environmental Law or Environmental Permit or could form the basis of an Environmental Action against the Borrower or any of its Subsidiaries that would be reasonably likely to result in a Material Adverse Effect.

          (j) Other Information. Such other information respecting the business, financial condition, operations, performance, properties, assets or prospects of the Borrower or any of its Subsidiaries as any Lender through the Administrative Agent may from time to time reasonably request.

          SECTION 5.04. Financial Condition. So long as any Obligation under the Loan Documents shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrower shall, unless the Required Lenders otherwise consent in writing:

          (a) Interest Coverage Ratio. Maintain an Interest Coverage Ratio (calculated as of the last day of each fiscal quarter or year, as reflected in the quarterly or annual financial statements for such fiscal quarter or year, for the twelve-month period ending on the relevant date of determination) of not less than 3.0 to 1.

          (b) Debt to EBITDA Ratio. Maintain a ratio of Consolidated Debt to Consolidated EBITDA (calculated as of the last day of each fiscal quarter or year hereinafter indicated, as reflected in the quarterly or annual financial statements for such fiscal quarter or year, for the twelve-month period ending on the relevant date of determination) of not more than (i) 3.5 to I through the fourth fiscal quarter of 1999, (ii)
     3.0 to I through the fourth fiscal quarter of 2000, and (iii) 2.75 to 1 thereafter.

          (c) Minimum Net Worth. Maintain at all times a minimum Consolidated Net Worth of not less than U.S. $1,750,000,000.


                                  ARTICLE VI

                               EVENTS OF DEFAULT

          SECTION 6.01. Events of Default. If any of the following events ("Events Default") shall occur and be continuing:

          (a) the Borrower shall fail to pay (i) any principal of any Advance, or any interest thereon, when due in accordance with the Loan Documents, or (ii) in the case of fees or other amounts due in accordance with the Loan Documents, within five (5) days of the due date thereof-, or

          (b) any representation or warranty made by the Borrower (or any of its officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made; or

          (c) the Borrower shall fail to perform or observe any term, covenant or agreement contained in (i) Section 5.01(k), Section 5.02, 5.03(a) or
     (e), Section 5.04 or (ii) Section 5.03(b)-(d) or (f)-(j) if such failure shall remain unremedied for five (5) days after the Borrower has knowledge thereof or written notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender; or

          (d) the Borrower shall fail to perform any other term, covenant or agreement contained in any Loan Document on its part to be performed or observed if such failure shall remain unremedied for twenty days after the Borrower has knowledge thereof or written notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender; or

          (e) (x) the Borrower or any of its Subsidiaries shall fail to pay any principal of, premium or interest on any other amount payable in respect of any Debt that is outstanding in an aggregate principal or notional amount of at least U.S. $20,000,000 (or the equivalent in another currency) in the aggregate (but excluding Debt outstanding hereunder) of the Borrower or such Subsidiary (as the case may be), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or (y) any other event shall occur or condition shall exist under any agreement or instrument relating to any such Debt, if the effect of such event or condition is to accelerate the maturity of such Debt or otherwise to cause, or to permit the holder thereof to cause, such Debt to mature; or (z) any such Debt shall be declared to be due and payable or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof (other than, in the case of subclauses (y) and (z) above, any such Debt that has become due and payable as a result solely of any sale of assets by the Borrower or its Subsidiaries, provided that such Debt is paid when due from the proceeds of such sale); or

          (f) the Borrower or any Significant Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower or any of its Significant Subsidiaries seeking to adjudicate it as a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and, in respect of an involuntary proceeding instituted against such Person, the same shall remain unstayed or undismissed for 60 days; or the Borrower or any Significant Subsidiary shall take any corporate action to authorize any of the actions set forth above in this clause; or

          (g) any judgment or order for the payment of money in excess of U.S. $20,000,000 (or the equivalent in another currency) which is not covered by insurance shall be rendered against the Borrower or any of its Subsidiaries and either (i) enforcement proceedings shall have teen commenced by any creditor upon such judgment or order or (ii) there shall be any period J of 3 0 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

          (h) any non-monetary judgment or order shall be rendered against the Borrower or any of its Subsidiaries that is reasonably likely to result in a Material Adverse Effect, and there shall be any period of thirty consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

          (i) the Borrower shall have taken any action (including any steps to terminate any Compensation Plan), or shall have made any omission (including any failure to make any required contribution to any Compensation Plan), with respect to any Compensation Plan, which in either case would (a) result in a liability to the Borrower in excess of U.S. $1,000,000 (or the equivalent in any other currency), or (b) be reasonably likely to result in a Material Adverse Effect; or

          (j) a Change in Control shall occur; or

          (k) any Governmental Authority shall condemn, seize, compulsorily purchase or expropriate all or a substantial part of the assets and properties of the Borrower or its Subsidiaries; or

          (l) by reason of any material interference by any Governmental Authority, or otherwise, the Loan Documents, in whole or in part, shall become invalid, or shall fail to be in full force and effect;

then, and in any such event, the Administrative Agent (i) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the obligation of each Lender to make its respective Advance to be terminated, whereupon the same shall forthwith terminate, and (ii) shall at the request, or may,with the consent, of the Required Lenders, by notice to the Borrower, (x) declare the Notes, all interest thereon and all other amounts payable under this Agreement and the other Loan Documents to be forthwith due and payable, whereupon the Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower and (y) take all remedies as may be available under the Loan Documents or otherwise; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to the Borrower under the Federal Bankruptcy Code or any similar order or adjudication under applicable law that would impose a moratorium on or stay of creditor efforts to collect debts to become effective, (x) the obligation of each Lender to make its respective Advance shall automatically be terminated and (y) the Notes, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrower.


                                  ARTICLE VII

                           THE ADMINISTRATIVE AGENT

          SECTION 7.01. Authorization and Action. Each Lender hereby appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. As to any matters not expressly provided for by the Loan Documents (including, without limitation, enforcement or collection of the Notes), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders, and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that the Administrative Agent shall not be required to take any action that exposes the Administrative Agent to personal liability or that is contrary to this Agreement or applicable law. The Administrative Agent agrees to give to each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement.

          SECTION 7.02. Duties and Reliance, Etc.

          (a) Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Loan Documents, except for its or their own gross negligence or willful misconduct, or shall have any fiduciary duty to any Lender. Without limitation of the generality of the foregoing, the Administrative Agent:
     (i) may treat the payee of any Note as the holder thereof until the Administrative Agent receives and accepts an Assignment and Acceptance entered into by the Lender that is the payee of such Note, as assignor, and an Eligible Assignee, as assignee, as provided in Section 8.07; (ii) may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; and (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of any Loan Document on the part of the Borrower or to inspect the property (including the books and records) of the Borrower; and (iv) shall not incur any liability under or in respect of any Loan Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, telecopy, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

          (b) The Administrative Agent (i) does not make any warranty or representation to any Lender and shall not be responsible to any Lender for the accuracy or completeness of the Confidential Information, warranties or representations made in or in connection with the Loan Documents and (ii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of any Loan Document or any other instrument or document furnished pursuant hereto.

          (c) The Administrative Agent has no duties hereunder or under the other Loan Documents that are not specifically set forth herein or therein.

          SECTION 7.03. Administrative Agent and Affiliates. With respect to its Commitments, the Advance made by it and the Note issued to it, the Administrative Agent shall have the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Administrative Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity as Lender. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with the Borrower, any of its Subsidiaries and any Person who may do business with or own securities of the Borrower or any of its Subsidiaries, all as if they were not the Administrative Agent, and without any duty to account therefor to the Lenders. Each Lender acknowledges that, pursuant to such activities, the Administrative Agent and its Affiliates may receive information regarding the Borrower and its Affiliates (including information that may be subject to confidentiality obligations in favor of the Borrower or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them.

          SECTION 7.04. Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements referred to in Section
4.01 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

          SECTION 7.05. Indemnification. Each Lender agrees to indemnify each Agent (to the extent not promptly reimbursed by the Borrower), ratably according to the principal amount of the Note then held by such Lender (or if no Notes are at the time outstanding, ratably according to the amounts of its Commitment), from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that are actually incurred by or asserted or awarded against such Agent, in each case arising out of or in connection with or in any way relating to the Loan Documents or any action taken or omitted by such Agent under the Loan Documents; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Lender agrees to reimburse each Agent promptly upon demand for such Lender's ratable share of any costs and expenses payable by the Borrower under Section 8.04, to the extent that such Agent is not promptly reimbursed for such costs and expenses by the Borrower.

          SECTION 7.06. Successors to Administrative Agent. The Administrative Agent may at any time assign the rights and obligations hereunder to any of its Affiliates, provided that the Administrative Agent, or a Person owning a majority of the capital stock of the Administrative Agent, owns a majority of the capital stock of such Affiliate, or such Affiliate owns a majority of the capital stock of the Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with or without cause by the Required Lenders. Upon any such resignation or removal, the Required Lenders after consultation with the Borrower shall have the right to appoint a successor Administrative Agent to the Administrative Agent. If no such successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after such retiring Administrative Agent's giving of notice of resignation or the Required Lenders' removal of the retiring Administrative Agent, then such retiring Administrative Agent may, on behalf of the Lenders after consultation with the Borrower, appoint a successor Administrative Agent to such Administrative Agent, which shall be an Eligible Assignee or commercial bank organized under the laws of the United States or of any State thereof and having a combined capital and surplus of at least U.S. $250,000,000. Upon the acceptance of any appointment as the Administrative Agent hereunder by such a successor Administrative Agent, such successor Administrative Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of such retiring Administrative Agent, and such retiring Administrative Agent shall be discharged from its duties and obligations under the Loan Documents. After the Administrative Agent's resignation or removal hereunder as such Administrative Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement.

          SECTION 7.07. Joint Arrangers, Documentation Agent and Syndication Agent. Neither the Joint Arrangers nor the Documentation Agent nor the Syndication Agent shall have any duties, responsibilities or liabilities under any Loan Document.


                                 ARTICLE VIII

                                 MISCELLANEOUS

          SECTION 8.0 1. Amendments, Etc. No amendment or waiver of any provision of this Agreement, the Notes or any other Loan Documents, nor consent to any departure by the Borrower therefor, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall, unless in writing and signed by all the Lenders, do any of the following: (i) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Notes, or the number of Lenders, that shall be required for the Lenders or any of them to take any action hereunder or under any other Loan Document; (ii) amend this Section 8.01;
(iii) increase the Commitments of the Lenders; (iv) reduce the principal of, or interest on (including, without limitation, the rate of interest), the Notes or any fees or other amounts payable hereunder; or (v) postpone the Maturity Date or any date fixed for any payment of interest on the Notes or any fees or other amounts payable hereunder; and provided, however, that no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above to take such action, affect the rights or duties of the Administrative Agent under this Agreement or any Note.

          SECTION 8.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic, facsimile or telex communication) and faxed, telexed or delivered, if to the Borrower, at its address set forth below its signature on the signature pages hereto; if to any Lender, at its Lending Office specified opposite its name on Annex I hereto or in the Assignment and Acceptance pursuant to which it became a Lender; and if to the Administrative Agent, at its address set forth below its signature on the signature pages hereto; or, as to the Borrower or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Administrative Agent. All such notices and communications, shall, when faxed or telexed, be effective when transmitted by facsimile or confirmed by telex answerback, respectively, except that notices and communications to the Administrative Agent pursuant to Article II III or VII shall not be effective until received by the Administrative Agent. All such notices and other communications, if not in English, shall be accompanied by an English translation.

          SECTION 8.03. No Waiver, Remedies. No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right hereunder or under any Note or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by law.

          SECTION 8.04. Costs, Expenses and Indemnification.

          (a) The Borrower agrees to pay on demand (whether or not the transactions contemplated by this Agreement are consummated) (i) all reasonable costs and expenses of each Agent in connection with the preparation, execution, delivery, administration, syndication, modification and amendment of the Loan Documents, including, without limitation, (A) all reasonable out-of-pocket due diligence, transportation, computer, printing, bank meeting, duplication, appraisal, audit, search, filing and recording fees and expenses and, with the prior approval of the Borrower, insurance and consultant fees, and (B) the reasonable fees and expenses of counsel with respect thereto, with respect to advising them as to their rights and responsibilities, or the perfection, protection or preservation of rights or interests, under the Loan Documents, with respect to negotiations with the Borrower or with other creditors of the Borrower or any of its Subsidiaries arising out of any Default or any events or circumstances that may give rise to a Default and with respect to presenting claims in or otherwise participating in or monitoring any bankruptcy, insolvency or other similar proceeding involving creditors' rights generally and any proceeding ancillary thereto and (ii) all costs and expenses of the Agents and the Lenders in connection with the enforcement of the Loan Documents, whether in any action, suit or litigation, any bankruptcy, insolvency or other similar proceeding affecting creditors' rights generally or otherwise (including, without limitation, the reasonable fees and expenses of counsel for the Administrative Agent and each Lender with respect thereto).

          (b) The Borrower agrees to indemnify and hold harmless each Agent and each Lender and each of their Affiliates and their officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that are actually incurred by or asserted or awarded against any Indemnified Parry, in each case arising out of or in connection with or by reason of, or in connection with the preparation for a defense of, any investigation, litigation or proceeding arising out of, related to or in connection with (i) the Borrower's use of the proceeds of any Advance,
     (ii) the actual or alleged presence of Hazardous Materials on any property of the Borrower or any of its Subsidiaries or any Environmental Action relating in any way to the Borrower or any of its Subsidiaries or
     (iii) the Facility or Loan Documents or any Indemnified Person's role in connection therewith, in each case whether or not such investigation, litigation or proceeding is brought by the Borrower or any of its Subsidiaries, directors, shareholders or creditors or an Indemnified Party, whether or not any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

          (c) If the Borrower fails to pay when due any costs, expenses or other amounts payable by it under any Loan Document, including, without limitation, fees and expenses of counsel (including the allocated cost of in-house counsel) and indemnities, such amount may be paid on behalf of the Borrower by the Administrative Agent or any Lender, in its sole discretion, and such amount shall be reimbursed by the Borrower.

          SECTION 8.05. Right of Set-off. Upon the occurrence and during the continuance of any payment Event of Default, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and otherwise apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any and all of the Obligations of the Borrower now or hereafter existing under this Agreement and the Note held by such Lender, irrespective of whether such Lender shall have made any demand under this Agreement or such Note and although such obligations may be unmatured. Each Lender agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender under this
Section 8.05 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender may have.

          SECTION 8.06. Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative' Agent and when the Administrative Agent shall have been notified by each Lender that such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent, and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of all of the Lenders.

          SECTION 8.07. Assignments and Participations.

          (a) Each Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Advance owing to it and the Note held by it); provided, however, that (i) each such assignment shall be of a uniform, and not a varying, percentage of all rights and obligations under this Agreement, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender's rights and obligations under this Agreement, the aggregate amount of the Commitment and Advance of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than U.S. $3,000,000 or a higher integral multiple of U.S. $1,000,000, (iii) unless the assignment is to an existing Lender or an Affiliate of the assigning Lender, the Borrower shall have notified the assigning Lender within five Business Days of the Borrower's receipt of notice of such assignment of the Borrower's approval of such assignment (such approval not to be unreasonably withheld or delayed) and if the Borrower has not notified the assigning Lender of its approval or disapproval of such assignment by such date, the Borrower shall be deemed to have given its approval, (iv) any assignment at any date prior to the date 60 days after the Closing Date shall be made on the last day of an Interest Period, and (v) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance (such acceptance not to be withheld if the conditions set forth above in this Section 8.07 are satisfied) and recording in the Register, an Assignment and Acceptance, together with any Note subject to such assignment and a processing and recordation fee of U.S. $3,000. Upon such execution, delivery, acceptance and recording, from and after the effective date specified in such Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

          (b) By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows, (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or any other Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document, or any other instrument or document furnished pursuant hereto or thereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any of its Subsidiaries or with respect to the performance or observance by the Borrower or any of its Subsidiaries of any of its obligations under this Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto or thereto; (iii) such assignee confirms that it has received a copy of this Agreement and each other Loan Document, together with copies of the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee confirms that it is an Eligible Assignee or an Affiliate of the assignor; (vi) such assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees to be bound by the terms of this Agreement.

          (c) The Administrative Agent shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Advance owing to, each Lender from time to time (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

          (d) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee, together with any Note subject to such assignment, the Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower. Within five Business Days after its receipt of such notice, the Borrower (but only if the Borrower has approved the assignment in accordance with Section 8.07(a), at its own expense, shall execute and deliver to the Administrative Agent in exchange for the surrendered Note a new Note payable to the order of such Eligible Assignee in an amount equal to the Commitment assumed by it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained a Commitment hereunder, a new Note payable to the order of the assigning Lender in an amount equal to the Commitment retained by it hereunder. Such new Note shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Note, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

          (e) Each Lender may sell participations in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitments, the Advance owing to it and the Note held by it) to any Eligible Assignee; provided, however, that (i) such Lender's obligations under this Agreement (including, without limitation, its Commitments) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (v) no participant under any such participation shall have any right to approve any amendment pr waiver of any provision of any Loan Document, or any consent to any departure by the Borrower therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, postpone the Maturity Date or any date fixed for any payment of interest on the Notes or any fees or other amounts payable hereunder, in each case to the extent subject to such participation.

          (f) Notwithstanding any other provision set forth in this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Advance owing to it and the Note held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

          SECTION 8.08. Governing Law. This Agreement and the Notes shall be governed by, and construed in accordance with, the internal laws of the State of New York.

          SECTION 8.09. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

          SECTION 8.10. Confidentiality. Neither the Administrative Agent nor any Lender shall disclose any Confidential Information to any Person without the consent of the Borrower, other than (a) to the Administrative Agent's or such Lender's officers, directors, employees, agents and advisors to the extent necessary and to actual or prospective Eligible Assignees and participants, and then only so long as such Person agrees to keep confidential such information, (b) as required by any law, rule or regulation or judicial process and (c) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking.

          SECTION 8.11. Judgment.

          (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Notes or any other Loan Documents in U.S. Dollars into another currency ( the "Other Currency"), the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase U.S. Dollars in New York City on the Business Day preceding that on which final judgment is given.

          (b) The obligation of the Borrower in respect of any sum due in U.S. Dollars from it to any Lender or the Administrative Agent hereunder or under the Note held by such Lender shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that, on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such Other Currency such Lender or the Administrative Agent (as the case may be) may, in accordance with normal banking procedures, purchase U.S. Dollars with such Other Currency; if the amount of the U.S. Dollars so purchased is less than the sum originally due to such Lender or the Administrative Agent (as the case may be) in U.S. Dollars, the Borrower agrees, as a separate obligation and notwithstanding such judgment, to indemnify such Lender or the Administrative Agent (as the case may be) against such loss, and if the amount of the U.S. Dollars so purchased exceeds the sum originally due to any Lender or the Administrative Agent (as the case may be) in U.S. Dollars, such Lender or the Administrative Agent (as the case may be) agrees to remit to the Borrower such excess.

          SECTION 8.12. Consent to Jurisdiction.

          (a) Each of the Persons parties hereto hereby irrevocably submits to the jurisdiction of any New York State or Federal court sitting in the borough of Manhattan in New York City and any appellate court from any thereof and to the courts of its own corporate domicile with respect to actions brought against it as a defendant in any action or proceeding arising out of or relating to this Agreement or any other Loan Document to which such Person is or is to become a party, and such Person hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or in such Federal court. Each of the Persons parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, any objection it may now or hereafter have as to the venue of any such action or proceeding brought in any such court or that such court is an inconvenient forum. The Borrower hereby irrevocably appoints CT Corporation System, Inc. (the "Process Agent"), with an office on the date hereof at 1633 Broadway Avenue, New York, NY 10019, United States, as its agent to receive on behalf of the Borrower and its property service of copies of the summons and complaint and any other process which may be served in any such action or proceeding. Such service may be made by delivering a copy of such process to the Borrower in care of the Process Agent at the Process Agent's above address, and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf As an alternative method of service, the Borrower also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to the Borrower at its address specified in
     Section 8.02. The Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b) Nothing in this Section shall affect the right of any Lender or any Agent to serve legal process in any other manner permitted by law or affect the right of any Lender or any Agent to bring any action or proceeding against the Borrower or its property in the courts of other jurisdictions.

          (c) To the extent that the Borrower has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Borrower hereby irrevocably waives such immunity in respect of its obligations under this Agreement and the other Loan Documents to which it is or becomes a party.

          (d) Any judicial proceeding by the Borrower against the any Agent or any Lender involving, directly or indirectly, any matter in any way arising out of, related to, or connected to any Loan Document shall be brought only in court in New York, New York, to the extent that jurisdiction may be effected against such Agent or such Lender in New York, New York.

          SECTION 8.13. WAIVER OF JURY TRIAL. THE BORROWER, EACH AGENT AND EACH LENDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS, THE ADVANCES OR THE ACTIONS OF ANY AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

          SECTION 8.14. Limitation on Liability. The Borrower hereby waives, releases and agrees not to sue any Agent or any Lender upon any claim for any special, indirect, consequential or punitive damages suffered by the Borrower in connection with, arising out of, or in any way related to the Loan Documents or the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless it is determined by a judgment of a court that is binding on such Agent or such Lender, and is final and not subject to review on appeal, that such damages were the result of acts or omissions on the part of such Agent or such Lender constituting gross negligence or willful misconduct.

          SECTION 8.15. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP consistently applied, except as otherwise stated herein.


          IN WITNESS WHEREOF, the parties hereto have caused this Agmement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                   PANAMERICAN BEVERAGES, INC.


                                   By /s/ Paulo J. Sacchi
                                      ------------------------------
                                      Title:  Chief Financial Officer
                                      Name Printed:  Paulo J. Sacchi

                                      Torre Dresdner Bank
                                      Piso No. 7. Calle 50
                                      Panama City
                                      Panama
                                      Telephone:  (012 507) 223-9723

                                   with a copy to:

                                      Blvd. Manuel Avila Camacho No. 40
                                      Piso 22
                                      Col. Lomas de Chapultepec
                                      Del. Miguel Hidalgo
                                      11000 Mexico, D.F.
                                      Mexico
                                      Att.:  Paulo J. Sacchi
                                             Carlos Hemindtz
                                      Facsimile:  (011 525) 201-6334/6335
                                      Telephone:  (011 525) 201-6308/6304


                                   ING BARING (U.S.) CAPITAL LLC,
                                   as Adininistrative Agent and Joint Arranger


                                   By /s/ Vincente M. Leon
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Vincente M. Leon

                                      135 East 57th Street
                                      New York. New York 10022
                                      Att:  Emerging Markets
                                      Facsimile:  (212) 593-0566
                                      Telex:  TRT 177792
                                      Telephone:  (212) 446-1923

                                   with a copy to:

                                      Martha 0. Martinez
                                      Facsimile:   (212) 750-8934/486-6341
                                      Telephone:  (212) 409-1783

                                   MORGAN GUARANTY TRUST COMPANY OF
                                   NEW YORK
                                   as Lender


                                   By /s/ Louisa Maria Ruiz Carlile
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Louisa Maria Ruiz Carlile

                                      Attention: Latin America Portolio
                                      60 Wall Street
                                      New York, New York 10260-0060
                                      Att.:  Luisa Maria R. Carlile/Simon Noble
                                      Facsmile:  (212) 648-5487
                                      Telephone:  (212) 648-2325

                                   with a copy to:

                                      Edward Wirth
                                      Facsimile:  (302) 634-4267
                                      Telephone:  (3 02) 634-4273


                                   J.P. MORGAN SECURITIES INC.,
                                   as Syndication Agent and Joint Arranger


                                   By /s/ T.M.T. O'Connor
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  T.M.T. O'Connor

                                      60 Wall Street
                                      New York, New York 10260-0060
                                      Att.:  Toby O'Connor
                                      Facsimile:  (212) 649-5016
                                      Telephone:  (212) 648-0678


                                   BANKBOSTON, N.A.,
                                   as Documentation Agent and Lender


                                   By /s/ Esteban A. Arrando
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed: Esteban A. Arrando

                                      100 Federal Street
                                      Boston, MA 02110
                                      Att.:  Esteban Arrondo/Juan Navas Sacasa
                                      Facsimile:  (617) 434-0601
                                      Telephone:  (617) 434-8976/5118

                                   With a copy to:

                                      Tina Karidoyanes
                                      Facsimile:  (617) 434-0601

                                      Telephone:  (617) 434-3145


                                   BANCBOSTON ROBERTSON STEPHENS, Inc.,
                                   as Joint Arranger


                                   By /s/ Eduardo M. Borges
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Eduardo M. Borges

                                      100 Federal Street
                                      Boston, MA 02110
                                      Att.:  Sit Sel Wei
                                      Facsimile:  (617) 434-1631
                                      Telephone:  (617) 434-0921


                                   BANCO BILBAO VIZCAYA S.A
                                   As Joint Arranger and Lender


                                   By /s/ Alberto Conde
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Alberto Conde


                                   By /s/ John Martini
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  John Martini

                                      1345 Avenue of the Americas
                                      45th Floor
                                      New York, NY 10105
                                      Att.: Laura Sacchi/Felipe Macia
                                      Facsimile:  (212) 259-2216
                                      Telephone:  (212) 728-2390/2392

                                   with a copy to:

                                      Francisco Miguens
                                      Michael Pizzaro
                                      Facsimile:  (212) 333-2904
                                      Telephone:  (212) 728-1682


                                   THE CHASE MANHATTAN BANK,
                                   as Joint Arranger and Lender


                                   By /s/ Jorge Sosa
                                      ------------------------------
                                      Title:  Managing Director
                                      Name Printed:  Jorge Sosa

                                      270 Park Avcnus
                                      19th Floor
                                      New York, New York 10017

                                      Att.:  Joseph Barragan/Roberto Diaz
                                      Facsimile:  (212) 270-9496/4550
                                      Telephone:   (212) 270-6772/9143

                                   with a copy to:

                                      Stephen Grant
                                      Facsimile:  (212) 270-7955
                                      Telephone:   (212) 270-3647


                                   DRESDNER BANK LUXEMB0URG S.A.,
                                   as Joint Arranger and Lender


                                   By /s/ Katharina Bauer
                                      ------------------------------
                                      Title:  Assistant Vice President
                                      Name Printed:  Katharina Bauer


                                   By /s/ Dr. A. Glaesner
                                      ------------------------------
                                      Title:  Adviser
                                      Name Printed:  Dr. A. Glaesner

                                      26 rue du Marche aux Herbes
                                      2097 Luxembourg
                                      Facsimile:  (011352) 4760-393
                                      Telephone:  (011352) 4760-988

                                   with a copy to:

                                      Loan Administration
                                      Facsimile:  (011 352) 4760-565
                                      Telephone:  (011 352) 4760-1


                                   DRESDNER  BANK LATEINAMERIKA AG,
                                   PANAMA BRANCH


                                   By /s/ Bernard Kleinworth
                                      ------------------------------
                                      Title:  General Manager
                                      Name Printed:  Bernard Kleinworth

                                   By /s/ L. De Arango
                                      ------------------------------
                                      Title:  Assistant Secretary
                                      Name Printed:  L. De Arango
                                      Telephone:  206-8280

                                      Torre Dresdner Bank
                                      Calle 50 y 55 Este
                                      Panama 9, Republica de Panama
                                      Att.:  Bernd Kleinworth
                                      Lolitin de Arango
                                      Facsimile:  (011 507) 206-8109/8279
                                      Telephone:  (011 507) 206-8280

                                   ING BANK N.V.,
                                   acting through its Curacao Branch, as Lender


                                   By /s/ W.A.
                                      ------------------------------
                                      Title: Assistant General Manager
                                      Name Printed:  W. A.

                                   By /s/ H.F.J. ten Holt
                                      ------------------------------
                                      Title:  Financial Controller
                                      Name Printed:  H.F.J. ten Holt

                                      Bosques de Alisios 45B rtp. piso,
                                      Bosques de las Lomas
                                      05120, Mexico D.F.
                                      Att.:  Alejandro Aguiler/
                                             Francisco Garcia Mannuzano
                                      Facsimile:  (011 525) 259-2701/
                                                  (011 525) 259-3718
                                      Telephone:  (011 525) 258-2197/
                                                  (011 525) 258-2126

                                   with a copy to:

                                      Martha G. Martinez
                                      Facsimile:  (212) 750-8934/________
                                      Telephone:  (212) 409-1783


                                   COMERICA BANK,
                                   as Lender


                                   By /s/ Shane P. Gadbaw
                                      ------------------------------
                                      Title:  International Finance Officer
                                      Name Printed:  Shane P. Gadbaw

                                      Comerica Bank Tower
                                      500 Woodward Avenue
                                      International Dept. 23rd Floor
                                      Detroit MI 48226-3330
                                      Att.:  Shane P. Gadbaw
                                      Facsimile:  (313) 222-5466
                                      Telephone:  (313) 222-3442

                                   with a copy to:

                                      Deborah Tuccini
                                      Facsimile:  (313) 222-7421
                                      Telephone:  (313) 222-2975

                                   GENERAL ELECTRIC CAPITAL
                                   CORPORATION,
                                   as Lender


                                   By /s/ Michael Gaudino
                                      ------------------------------
                                      Title:  Vice President of GE Capital
                                      Name Printed:  Michael Gaudino

                                      201 High Ridge Road
                                      Stamford, CT 06927-5100
                                      Att:  Jorge Cobos
                                      Facsimile:  (011 525) 257-6027
                                      Telephone:  (011 525) 257-6249

                                   with a copy to:

                                      Monica Macana
                                      Facsimile:  (011 525) 257-6027
                                      Telephone:  (011 525) 257-9576


                                   BANQUE NATIONALE DE PARIS, PANAMA
                                   BRANCH,
                                   as Lender


                                   By /s/ Nicolas Piponiot-Laroche
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Nicolas Piponiot-Laroche

                                   By /s/ Leticia Sang
                                      ------------------------------
                                      Title:  Credit Officer
                                      Name:  Leticia Sang

                                      Edificio Omanco
                                      200 Via Espana
                                      Apartado Aereo 1774
                                      Panama I.R.P.
                                      Att.:  Eric de Romance/Francisco Cobo
                                      Facsimile:  (011 525) 258-2977/2978
                                      Telephone:  (011 525) 258-2921

                                   with  a copy to:

                                      Nair Gonzalez
                                      Facsimile:  (011 507) 263-6970
                                      Telephone:  (011 507) 263-5052


                                   WESTDEUTSCHE LANDESBANK
                                   GIROZENTRALE, NEW YORK BRANCH,
                                   as Lender


                                   By /s/ Dan Lee
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Dan Lee

                                   By /s/ Daniel P. Hitchcock
                                      ------------------------------
                                      Title:  Associate
                                      Name Printed:  Daniel P. Hitchcock

                                      1211 Avenue of the Americas
                                      New York, NY 10036
                                      Att.: Ramon J. Leon/Dan Lee
                                      Facsimile:  (212) 952-5955
                                      Telephone: (212) 852-6195/6174

                                   with a copy to:

                                      Phil Greer
                                      Facsimile:  (212)7684659
                                      Telephone:  (212) 852-6113

                                   LANDESBANK SCHLESWIG-HOLSTEIN
                                   GIROZENTRALS,
                                   as Lender


                                   By /s/ Dr. U. Meyer-Reim
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Dr. U. Meyer-Reim

                                   By /s/ D. Junge
                                      ------------------------------
                                      Title:  Assistant Vice President
                                      Name Printed:  D. Junge

                                      Martensdamm 6
                                      24114 Kiel
                                      Germany
                                      Att.:   Dr. Nikolai Ulrich
                                      Facsimile:  (011 49 431) 900-2751
                                      Telephone:  (011 49 431) 900-2166


                                   ALLSTATE LIFE INSURANCE COMPANY,
                                   as Leader


                                   By /s/ Jerry D. Zinkula
                                      ------------------------------
                                      Title:  Authorized Signatory
                                      Name Printed:  Jerry D. Zinkula

                                   By /s/ Patricia W. Wilson
                                      ------------------------------
                                      Title:  Authorized Signatore
                                      Name Printed:  Patricia W. Wilson

                                      3075 Sanders Road
                                      Northbrook, IL 60062-7127
                                      Att.: Tom Napholz
                                      Facsimile:  (847) 402-3092
                                      Telephone:  (847) 402-7835

                                   with a copy to:

                                      Mary Counley
                                      Telecopy:  (847) 326-5042
                                      Telephone:  (847) 402-7048


                                   CITIBANK MEXICO S.A.,
                                   as Lender


                                   By /s/ Jose M. Urquiza
                                      ------------------------------
                                      Title:
                                      Name Printed: Jose M. Urquiza

                                      Reforma 390
                                      Piso 7
                                      Col. Juarez
                                      06695 Mexico, D.F.
                                      Att.:  Alejandra del Valle
                                      Facsimile:  (011 525) 533-6125
                                      Telephone:  (011 525) 229-7375

                                   with a copy to:

                                      Emilia Ponce
                                      Facsimile:  (011 525) 533-6125
                                      Telephone:  (0 11525) 229-7343

                                   KREDIETBANK S.A. LUXEMBOURGEOISE,
                                   as Lender


                                   By /s/ Vincent Penders
                                      ------------------------------
                                      Title:  1er Fonde de Pouvoir
                                      Name Printed:  Vincent Penders


                                   By /s/ Philippe van Dooren
                                      ------------------------------
                                      Title:  1er Fonde de Pouvoir
                                      Name Printed:  Philippe van Dooren

                                      43 Boulevard Royal
                                      L-2955 Luxembourg
                                      Att.:  Maarten Van Mechelen
                                      Facsimile:  (011 352) 4797-73367
                                      Telephone:   (011 352) 4797-3939

                                   with a copy to:

                                       Guillaume De Groot-Herzog
                                       Facsimile:  (011 352) 4797-73138
                                       Telephone:  (011 352) 4797-3922


                                   HAMBURGISCHE LANDESBANK
                                   GIROZENTRALE
                                   as Lender


                                   By /s/ Peter Mattias
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Peter Mattias


                                   By /s/ Elke Hamann
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Elke Hamann


                                      Gerhart-Hauptrnann-Platz 50
                                      20095 Hamburg
                                      Germany
                                      Att.:  Dr. Ralf Deutsch
                                      Facsimile:  (011 49  40) 3333-1160
                                      Telephone:  (011 49 40) 3333-2795

                                   with a copy to:

                                      Peter Matthias
                                      Facsimile:  (011 49 40) 3333-3008
                                      Telephone:  (011 49 40) 3333-2869

                                   COOPERATIVE CENTPLALE RAIFFEISEN
                                   BOERENLEENBANK B.A., "Rabobank
                                   Nederland", NEW YORK BRANCH,
                                   as Lender


                                   By /s/ Hans F. Breukhoven
                                      ------------------------------
                                      Title:  Vice President
                                      Name Printed:  Hans F. Breukhoven


                                   By /s/
                                      ------------------------------
                                      Title:
                                      Name Printed:

                                      245 Park Avenue
                                      New York, NY 10167
                                      Att.: Ellen Tackling/Juan Calderon
                                      Facsimile: (212) 993-0973/
                                                 (011 525) 261-0061
                                      Telephone: (212) 916-7856/
                                                 (011 525) 261-0028

                                   with a copy to:

                                      Malacia Anderson
                                      Facsimile:  (201) 499-5326
                                      Telephone:  (201) 299-5321


                                   ARGENTIARIA CAJA POSTAL Y BANCO
                                   HIPOTECARIO S.A., NEW YORK BRANCH,
                                   as Lender


                                   By /s/ Augusto Godoy
                                      ------------------------------
                                      Title:  General Manager
                                      Name Printed:  Augusto Godoy

                                      320 Park Avenue, 20th Floor
                                      New York, New York 10022
                                      Att.:  Gerardo Torres/Nurys Maleki
                                      Facsimile:  (212) 832-0965/
                                                  (212) 755-4211/14
                                      Telephone:  (212) 605-9841

                              FACILITY AGREEMENT
                              ------------------


                                    between

          C.A. Embotelladora Caracas, C.A. Emotelladora Antimano, Hit
            de Venezuela, S.A., Embotelladora Carabobo, S.A., C.A.
           Embotelladora Lara, Embotelladora Aragua, S.A., Gaseosas
         Orientales, S.A., Embotelladora Guarico, S.A., Embotelladora
           La Perla, S.A., Embotelladora Caroni, S.A., Embotelladora
           Maturin, S.A., Embotelladora Orinoco, S.A., Embotelladora
               Guayana, S.A., C.A. Embotelladora Nacional, C.A.
         Embotelladora Coro, C.A. Embotelladora Valera, Embotelladora
                   Barinas, S.A., C.A. Embotelladora Tachira
                               each as Borrower,
                             together as Borrowers


                                      and


                          Hollandsche Bank-Unie N.V.
                                   as Lender


                             Dated 22 January 1999



                                 NAUTA DUTILH
                                   Amsterdam

This Facility Agreement (as from time to time amended and/or supplemented hereafter: the "Agreement") is made the 22nd day of January 1999,

between

(1) C.A. Embotelladora Caracas, C.A. Embotelladora Antimano, Hit de Venezuela, S.A., Embotelladora Carabobo, S.A., C.A. Embotelladora Lara, Embotelladora Aragua, S.A., Gascosas Orientales, S.A., Embotelladora Guarico, S.A., Embotelladora La Perla, S.A., Embotelladora Caroni, S.A., Embotelladora Maturin, S.A., Embotelladora Orinoco, S.A., Embotelladora Guayana, S.A., C.A. Embotelladora Nacional, C.A. Embotelladora Coro, C.A. Embotelladora Valera, Embotelladora Barinas, S.A., C.A. Embotelladora Tachira, all companies with limited liability duly organized and existing under the laws of Venezuela, whose registered company seat is in Venezuela, each as Borrowers, together as Borrowers (the "Borrower", the "Borrowers") for the purposes of this Agreement all represented by Panamco de Venezuela S.A. as their attorney-in-fact, a company with limited liability duly organized and existing under the laws of Venezuela, whose registered company seat is in Venezuela (the "Agent");

and

(2) Hollandsche Bank-Unie N.V., a public company with limited liability duly organized and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands, for the purposes of this Agreement acting through its branch in Rotterdam, the Netherlands, as lender (the "Lender");

WHEREAS

(A) Upon the terms and subject to the conditions mentioned hereinafter the Lender has agreed to provide the Borrowers with a credit facility (the "Facility") for the purpose of refinancing the existing USD 125,000,000.- (one hundred twenty five million US Dollars) of debt of the Borrowers with Panamerican Beverages, Inc., in the maximum amount of USD 125,000,000.-- (one hundred twenty five million US Dollars) available to the Borrowers upon the terms and conditions of this Agreement, and the Borrowers are willing to accept this facility upon the same terms and conditions;

(B) In order to induce the Lender to provide the Borrowers with the Facility, ABN AMRO Bank N.V., a public company with limited liability, duly organized and existing under the laws of the Netherlands, whose company seat is at Amsterdam, the Netherlands, for the purposes of the Guarantee and Indemnity acting through its office at Rotterdam, the Netherlands, (the "Guarantor") has entered into a guarantee and indemnity agreement with the Lender dated 22 January 1999 (the "Guarantee and Indemnity") pursuant to which the Guarantor shall guarantee to the Lender the due and proper fulfilment of the Borrowers' obligations under or in respect of the Facility;


NOW IT IS HEREBY AGREED AS FOLLOWS:

1.   Interpretation

1.1 All capitalized terms used herein shall, except where the context otherwise requires, have the following meanings:

Agreement:                              This Facility Agreement as from time to
                                        time amended and/or supplemented;

Annual Accounts:                        In relation to the Borrowers, the
                                        Borrowers' audited consolidated balance
                                        sheet in respect of a financial year of
                                        the Borrowers as of the end of such
                                        financial year and their profit and loss account for the year then ended together with the explanatory notes thereto in accordance with the General Accepted
                                        Accounting Principles of Venezuela
                                        ("VGAAP");

Availability Period:                    The period starting from the Closing
                                        Date and ending on the Commitment
                                        Termination Date;

Closing Date:                           22 January 1999;

Committed Amount:                       The maximum aggregate
                                        principal amount of USD 125,000,000.--
                                        (one hundred twenty five million US
                                        Dollars) which is available to the
                                        Borrowers under the facility;

Commitment Termination
Date: The earliest of: (i)3 (three) years after the closing date, (ii) the date on which the Loan shall be immediately due and payable pursuant to Clause 13.1 or Clause 13.2, or (iii) any other date on which the Loan shall be immediately due and payable, (iv) the date on which a prepayment in full of the Loan has been made in accordance with Clause 5;

Currency Restriction:                   Any directive or instruction of any
                                        Governmental authority, monetary or
                                        other competent body of any state
                                        having jurisdiction over any actions
                                        performed or to be performed under the
                                        Agreement, or the interpretation or any
                                        change therein, or the application of
                                        such directive or instruction, which
                                        would (a) lawfully prohibit the Lender
                                        or the Borrowers from transferring the
                                        Loan and/or any interest due or any
                                        other payment under the Agreement out
                                        of Venezuela, or (b) lawfully prohibit,
                                        prevent or restrict, directly or
                                        indirectly, the conversion or exchange
                                        of the lawful currency of Venezuela
                                        into foreign currency in Venezuela or
                                        the transfer or payment of foreign
                                        currency out of Venezuela (including,
                                        without limitation, by the imposition of delays or discriminatory rates of exchange, by adverse affecting the operations of any means of payment or by reducing liquidity within a financial market or system); Drawdown: Any drawing made or to be made under the Facility by the Borrowers pursuant to Clause 3; Event of Default: Any event which is or may become (with the passage of time and/or the giving of notice and/or the making of any determination) one of those events specified in Clause 13;

Governmental Authority:                 (i) Any present or successor government
                                        of Venezuela and any court, ministry or
                                        other central or local governmental,
                                        regulatory or administrative authority,
                                        department, commission, bureau or
                                        agency of Venezuela, including, without
                                        limitation, the central bank or monetary authority of Venezuela, in each case which has de iure or de facto control in all or in part of Venezuela; and

                                        (ii) any supranational international
                                        body or treaty organization of which
                                        Venezuela may be a member from time to
                                        time which issues laws which are
                                        generally implemented or followed in
                                        Venezuela or by
                                        which Venezuela is bound due to its
                                        international obligations.

Interest Payment Date:                  The last day of each Interest Period;


Interest Period:                        In relation to a Drawdown, a period of
                                        3 (three) months by reference to which
                                        interest is to be calculated on the
                                        amount of such Drawdown, provided that
                                        if such period would end on a day which
                                        is not a business day it shall be
                                        extended to the next business day,
                                        unless this day falls in the next
                                        calendar month, in which case it shall
                                        be shortened to end on the immediately
                                        preceding business day and that no
                                        Interest Period shall extend beyond the
                                        Commitment Termination Date;

LIBOR: In relation to any period for which an interest rate is to be determined hereunder, (i) the interest rate, expressed as a rate per annum, as established by the British
                                        Bankers Association as published on the
                                        LIBO-page of the Reuters Monitor Money
                                        Rate Service (or such other page as may
                                        replace the USD page for the purpose
                                        of displaying the London inter-bank
                                        offered rates of leading reference
                                        banks) at 11.00 a.m. London time on the
                                        first day of that period as the London
                                        inter-bank market for USD deposits for
                                        a period similar to that of the period
                                        concerned, or (ii)
                                        if no such offered rate appears on the
                                        Reuters Monitor Money Rate service then
                                        the rate per annum determined by the
                                        Lender to be equal to the arithmetic
                                        mean (rounded upwards, if not already
                                        such a multiple, to the nearest whole
                                        multiple of one-eights of one per cent)
                                        of the rates at which it was offering
                                        to prime banks in the London Inter Bank
                                        Market for deposits in USD and for a
                                        period similar to that of the period
                                        concerned at or about 11.00 a.m. London
                                        time on the relevant day;

Loan:                                   The aggregate amount at any time
                                        outstanding under the Facility;

Margin:                                 410 basis points per annum;

Repayment Date:                         The Commitment Termination Date;

Request for Drawdown:                   a request to draw down hereunder in the
                                        form attached hereto as Schedule I;

USD or US Dollars:                      The lawful currency of the United States
                                        of America.

1.2  Any reference in this Agreement to:

         a "business day" shall be construed as a reference to a day (other than a Saturday or a Sunday) on which banks are generally open for business in Venezuela, Panama and the Netherlands;

         "indebtedness" includes any obligation (whether incurred as principal debtor, co-debtor, surety or otherwise) for the payment or repayment of money, whether present or future, actual or contingent; the

          "Lender" shall be construed so as to include its and any successors, transferees and assigns in accordance with their respective interests;

          a "person" includes any natural person, firm, corporation, business trust, partnership, joint venture, association, trust, company, unincorporated organisation, institution, government, state or agency of a state or subdivision of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing, or any other entity;

          "tax" includes any present or future tax, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty payable in connection with any failure to pay or any delay in paying any of the same);

          the "winding-up" of a legal person includes the amalgamation, reconstruction, reorganisation, dissolution ("ontbinding"), liquidation, merger (including statutory merger ("juridische fusie")) or consolidation of that legal person, and any equivalent or analogous procedure under the law of any jurisdiction in which that legal person is incorporated, domiciled or resident or carries on business or has assets.

     1.3 The headings in this Agreement are inserted for convenience only. Unless the context requires otherwise, terms defined in the plural include the singular and vice versa. References to "Clauses" and "Schedule" are to be construed as references to the clauses of and schedule to this Agreement.

     1.4 Save where the contrary is indicated, any reference in this Agreement to:

          (a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

          (b) a law shall be construed as a reference to such law as the same may have been, or may from time to time be, amended or re-enacted; and

          (c) a time of day shall, except as stated otherwise, be construed as a reference to Amsterdam time.

2.   The Facility

2.1 The Lender undertakes to lend to the Borrowers upon the terms and subject to the conditions hereof the Committed Amount. Notwithstanding anything herein to the contrary, the Lender shall not be under any obligation to lend to the Borrowers any amount exceeding the Committed Amount at any time.

2.2 The Facility shall be used by the Borrowers for refinancing the USD 125,000,000.- (one hundred twenty five million US Dollars) of debt of the Borrowers with Panamerican Beverages, Inc.;

2.3 The Committed Amount will be available to the Borrowers to be drawn down in USD.

2.4 After termination of this Agreement and as long as the Borrowers shall not have paid to the Lender all amounts due under this Agreement, any and all obligations of the Borrowers towards the Lender under this Agreement shall remain in force.

2.5 Each Borrower is jointly and severally liable for the obligations of any Borrower under or pursuant to this Agreement. Each Borrower hereby unconditionally guarantees and promises to pay to the Lender the obligations of any other Borrower under or pursuant to this Agreement.

3.   Drawdown

3.1 Subject to the conditions set forth in this Agreement the Borrowers are allowed to make one Drawdown, 2 (two) weeks after the Closing Date at the latest.

3.2 When the Borrowers wish to make the Drawdown, they shall give 2 (two) business days prior notice to the Lender specifying the proposed Drawdown. Such notice shall state;

     (a) the day on which the proposed Drawdown shall he made (which shall be a business day);

     (b)  payment instructions thereto.

     Such notice shall be irrevocable and the Borrowers shall be obliged to draw in accordance with such notice. In case notice is given by telephone, the written confirmation by the Lender shall be binding.

3.3 The Drawdown will be made on the proposed date for Drawdown, provided that:

     (a) the Lender has received a statement from the Guarantor, in form and substance acceptable to the Lender, that the Drawdown is covered by the Guarantee and Indemnity;

     (b) no Event of Default as referred to in Clause 13 would occur as a result of the Drawdown being made;

     (c) no Event of Default as referred to in Clause 13 has occurred before or on the proposed date for Drawdown;

     (d) all representations and warranties made in Clause l0 will be correct in all respects if repeated on the proposed date for Drawdown;

     (e)  all conditions precedent as referred to in Clause 4 have been met;
          and

     (f) the aggregate amount drawn down and outstanding under this Facility will not exceed the Committed Amount.

3.4 If for any reason, excluding any default by the Lender, the proposed Drawdown is not made hereunder after notice of borrowing therefor has been given in accordance with Clause 3.2 hereof, the Borrowers will pay to the Lender such amount as the Bank may certify as necessary to compensate it for any direct losses or expenses on account of funds acquired, contracted for or utilized in order to fund the Drawdown.

3.5 The Borrowers shall use monies granted to them under the Facility only for the purpose defined in Clause 2.2 hereof. Without prejudice to the foregoing and to the remaining provisions of this Agreement, the Lender shall not be obliged to inquire as to the application by the Borrowers of the monies made available to the Borrowers nor shall it be responsible for such application or the consequences thereof.

3.6 Any payment to be made by the Lender pursuant to the Request for Drawdown will be made to the account in the

     Agent who will represent the Borrowers before the Lender.

4.   Conditions Precedent

4.1 The Facility will become available to the Borrowers subject to the fulfilment to the satisfaction of the Lender of the following conditions precedent:

     (a) receipt by the Lender of each of the Borrowers' up-to-date memorandum and articles of association or of their other constituent documents;

     (b) receipt by the Lender of a legal opinion issued by the external counsel, acceptable to the Lender and the Borrowers on terms subject to conditions acceptable to the Lender;

     (c) receipt by the Lender of a tax opinion issued by reputable Venezuelan tax advisors on terms subject to conditions acceptable by the Lender;

     (d) receipt by the Lender of the Guarantee and Indemnity to be issued by the Guarantor, subject to the terms and conditions acceptable to the Lender;

     (e) receipt by the Lender of certified true copies of documents, or other evidence satisfactory to the Lender, constituting or evidencing any consents, authorisations, licences or approvals of, or registrations, recordings and filings with any Governmental Authority required in Venezuela for the execution, delivery, and/or the performance of this Agreement or for the validity and enforceability hereof;

     (f) receipt by the Lender of a copy, certified as a true copy by the Borrowers' board of directors, of all actions required to be taken by Borrowers and their boards of directors approving the execution, delivery and performance of this Agreement and the terms thereof and authorising a person or persons to execute this Agreement, the Request for Drawdown and other notices or documents required in connection herewith;

     (g) receipt by the Lender of evidence of authority and a specimen signature of the named person or persons having executed (i) this Agreement and

                  (ii) the certificate referred to in provision (h) below on behalf of the Borrowers;

     (h) receipt; by the Lender of a certificate of each of the Borrowers containing a list of names, titles and specimen signatures of the persons authorised to act on behalf of the Borrowers and who shall sign any of the documents pursuant to, or in connection with, this Agreement on behalf of the Borrowers;

     (i) the Lender shall have received any other documents which its counsel may reasonably require;

     (j) receipt by the Lender of the Indemnity and the Deposit and Pledge Agreement, both to be issued by the Panamerican Beverages Inc., a Panamanian company.

5.   Prepayment

5.1 The Borrowers may, if they have given the Lender not less than 5 business days' written prior notice to that effect, prepay the whole or any part being an amount or a whole multiple of USD 1,000,000 without any penalty or cost. Prepayment may only be made on an interest Payment Date for the Drawdown.

5.2 Any notice of prepayment given by the Borrowers pursuant to Clause 5.1 shall specify this Interest Payment Date upon which such prepayment is to be made and the amount of such prepayment and shall irrevocably oblige the Borrower to make such prepayment on such date. Any such prepayment shall be made together with accrued interest thereon.

5.3 Prepayment in accordance with the provisions of this Clause 5 shall not cause a penalty or premium to become due by the Borrowers.

6.   Interest and Interest Periods

6.1 The Borrowers shall pay the Lender interest on the Loan, which interest shall be calculated by reference to each Interest Period and at a rate equal to 3 months LIBOR in relation to the relevant Interest Period plus the margin. The interest shall be payable in arrears on each Interest Payment Date.

6.2 The first Interest Period in respect of the Drawdown will commence on the date on which such Drawdown is made.

6.3 Each subsequent Interest Period will commence forthwith upon the expiry of the previous relative Interest Period and shall, subject as provided herein, have a duration of 3 (three) months.

6.4 Interest shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

6.5 Any amount of interest which shall become due by the Borrowers shall bear interest as from the day on which it becomes due.

7.   Default Interest and Indemnity

     If the Borrowers fail to pay any sum (whether of principal, interest, fees or otherwise) due at any time under this Agreement on the due date for payment thereof, the Borrowers shall (without prejudice to the right of the Lender to obtain additional indemnification for all damages suffered due to the Borrowers' failure and not covered by this Clause) pay interest on the whole amount which is overdue from the due date thereof up to and including the date of actual payment at the rate which is 3 (three) months LIBOR plus the Margin plus 2% (two percent) per annum. As far as the overdue principal of the Loan is concerned this interest shall replace the applicable interest calculated in accordance with Clause 6.1. hereof. For the purpose of calculating this interest Clause 6.4 hereof shall apply.

8.   Repayment

8.1 Subject to the terms of this Agreement, the Borrowers shall repay the Loan in full on the Repayment Date.

8.2 On the Repayment Date, the Borrowers shall make the amount due available by payment in USD and to such account and at such time as notified by the Lender to the Agent.

8.3 All amounts paid by or on behalf of the Borrowers on the Commitment Termination Date or such other date as provided in this Agreement shall be applied in settlement of the following items in the following order:

     (a)  charges, costs, expenses;
     (b)  compensation and indemnification provided for in this Agreement;
     (c)  fees;
     (d)  default interest;
     (e)  interest; and
     (f)  principal,

or such other order as the Lender determines and the Agent may agree.

8.4 Any payment to be made by the Borrowers on a day which is not a business day shall instead be due on the next business day unless this day falls in the next calendar month, in which case the due date for payment of such sum shall be the immediately preceding business-day.

8.5 All payments (whether of principal, interest, fees or otherwise) to be made by the Borrowers to the Lender hereunder shall be made in full without the Borrowers being entitled to any set-off or counterclaim and shall be made free and clear of and without deduction or withholding for or on account of any present or future income or other taxes, duties, fees, deductions, withholdings, restrictions or conditions or any nature whatsoever (other than taxes imposed on or measured by reference to, income, which are imposed by the Netherlands on the Lender ("Income Taxes")). However, if at any time any applicable law or regulation requires any person to make any such deduction or withholding from any payment under this Agreement then:

     (i) the Borrowers will forthwith pay to the Lender, such additional amounts as will result in the net receipt by the Lender (fee and clear of any such deductions and withholdings) of the full amount which it would have received had no such deduction or withholding been required to be made; and

     (ii) the Borrowers will upon demand from the Lender furnish to it (a) a true copy of the receipt(s) certified by each of the relevant Borrowers of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid or (b) in the absence of such receipt, a certificate of deduction or equivalent evidence of the relevant deduction or withholding.

8.6 As soon as the Borrowers are aware that any such deduction, withholding or payment is required (or of any change in any such requirement), they shall

     (i) immediately notify the Lender and (ii) forward within 45 (forty five) days after such deduction, withholding or payment is made, true copies certified by each of the relevant Borrowers or the Agent of the official receipts or other official documentation acceptable to the Lender evidencing such deduction, withholding or payment.

9.   Increased Costs

9.1 If the Lender determines that, as a result of (i) the introduction of or any change in, or in the interpretation or application of, any law (which shall for this purpose include, without limitation, any removal or modification of any exemption currently in force in favor of the Lender and any treaty at any time in force between Venezuela and the Netherlands) or (ii) compliance by the Lender with any directive or instruction of any central bank or other fiscal, monetary or other authority or any agency of any state or government (including, without limitation, a directive or instruction which affects the manner in which the Lender allocates capital resources to its obligations under this Agreement):

     (a) the costs to the Lender of making, maintaining or funding all or any part of the Facility (or the Drawdown) or any overdue sum is increased; and/or

     (b) the Lender becomes liable to make any payment (not being a payment of tax on its overall net income) on, or calculated by reference to, the amount of the Loan made by it hereunder and/or any sum (to be) received by it hereunder; and/or

     (c) the Lender forgoes any interest or other return on, or calculated by reference to, the amount of any sum (to be) received by it under this Agreement;

     then the Borrowers shall indemnify the Lender on demand against those increased costs, payment or forgone interest or other return and/or liabilities and, accordingly, shall from time to time on demand (whenever made) pay to the Lender such amount as is, in the Lender's reasonable opinion, necessary to indemnify it.

9.2 Notwithstanding the provisions of Clause 9.1 above, if the Lender determines that, as a result of the introduction of or any change in, or in the interpretation or application of any applicable tax law or regulations (other than changes in, or in the interpretation of, tax laws or regulations regarding Income Taxes), including any applicable tax treaty at any time in force between Venezuela and the Netherlands, its interests as a lender hereunder are adversely affected, the Lender has the right to reset the rate of the Margin and/or any fees payable hereunder to an extent as it, in its reasonable opinion, believes is necessary to fully compensate the Lender.

9.3  Clause 9.1 shall not apply to any increased costs referred to under 9.1
     (a), (b) or (c) above arising in respect of the period ending on the day falling 60 days after notification of the relevant increased costs is given to the Borrowers.

9.4 Notwithstanding the provisions of Clause 5.1 of this Agreement, if an increase of the Margin is implemented by the Lender due to the conditions set forth on the preceding paragraph, the Borrowers shall have the option, but not the obligation to prepay all or part of the outstanding principal and accrued interest thereon at any time within 30 days of such increase without any penalty or costs if such payment is made on an Interest Payment date for the Drawdown and with payment of any reasonable administration costs of the Lender if such payment is not made on an Interest Payment Date.

10.  Representations and warranties

10.1 Each of the Borrowers acknowledges that the Lender has entered into this Agreement in full reliance on the following statements and represents and warrants to the Lender that:

     (a) Status: they are limited liability companies duly incorporated and validly existing under the laws of Venezuela, are duly qualified to do business in such other jurisdictions or nations where, because of the nature of their activities or properties, such qualification is required and have the power to carry on the business which they are currently conducting and to own their properties and other assets;

     (b) Authorization: all corporate or other action required to be taken by such Borrower in order (a) to enable them lawfully to enter into, exercise their rights and perform and comply with their obligations under this Agreement to which they are a party, (b) to ensure that those obligations are valid, legally binding and enforceable, and (c) to make this Agreement admissible in evidence in the courts of Venezuela have been taken;

     (c) Obligations binding: the obligations expressed to be assumed by the Borrowers in this Agreement are legal and valid obligations binding on it and enforceable in accordance with the terms thereof, subject to applicable bankruptcy, insolvency, reorganisation and similar laws affecting creditors generally and all of the Borrowers' indebtedness under this Agreement is and will at all times be direct, unconditional and general indebtedness of the Borrowers and ranks, and will at all times rank, at least pari passu in priority of payment and in all other respects with all other unsecured and unsubordinated indebtedness of the Borrowers except such priority of payments as may be determined by operation of law;

     (d) Non-violation of laws and other agreements: the execution of this Agreement and any other document executed or to be executed hereunder by the Borrowers and the performance of obligations hereunder and thereunder and compliance with the provisions hereof and thereof do not and will not (i) contravene any applicable law or other regulation or any judgment or authorisations, approvals, licences or consents to which the Borrowers are subject or the Borrowers' constitutive documents, or (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Borrowers are a party or are subject or by which they or any of their assets are bound except for contraventions, conflicts or actions which result in a default or breach that will not have a material adverse effect on any of the Borrowers' abilities to perform their obligations under this Agreement;

     (e) No immunity from jurisdiction: none of the assets, if any, of the Borrowers has any right of immunity from jurisdiction of any court or from set-off or any legal process(whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) in respect of their obligations under this Agreement in Venezuela;

     (f) Official consents: all consents, licenses, approvals and authorisations of and all registrations, recordings or filings with any governmental agency or other instrumentality or official of or in Venezuela, required in Venezuela with respect to the execution, delivery, performance, validity and/or enforceability of this Agreement against the Borrowers in Venezuela have been obtained or, as the case may be, made on or prior to the date of execution hereof and are in full force and effect as of the day of execution of this Agreement except for any consents, licenses, approvals and authorisations of and all registrations, recordings or filings with any governmental agency or other instrumentality or official of or in Venezuela which if not obtained or made would effect any of the Borrowers abilities to perform their obligations under this Agreement;

     (g) Authorised persons: the person(s) executing and delivering this Agreement (and whose name(s) and specimen signature(s) have been submitted to the Lender in accordance with Clause 4(g)) is and shall be (are respectively) fully authorised to execute the same for and on behalf of the Borrowers and any single one of the officers of the Borrowers shown in the certificate issued on behalf of the Borrowers in accordance with Clause 4(h) and in each updated version thereof issued on behalf of the Borrowers is authorised as indicated in said certificate to sign all notices, communications and certificates in connection with this Agreement;

     (h) No Event of Default: no Event of Default has occurred and is continuing or will occur as a result of the Drawdown made hereunder nor has any event occurred, which with the giving of notice and/or lapse of time would constitute an Event of Default;

     (i) No cross default: none of the Borrowers are in breach of or in default under any agreement to an extent or in a manner which has or which could have a material adverse effect on it or on its ability to perform its obligations under this Agreement;

     (j) Accounts: to the extent applicable, the Annual Accounts of the last financial year,

     (i) have been prepared in accordance with the VGAAP with respect to the preparation of annual accounts, consistently applied;

     (ii) give a true and fair view of the assets and liabilities and of the net worth, the financial position and results of any of the Borrowers at the date and for the period indicated;

(k) No Material Adverse Change: since their most recent financial stalements which ended on December 31, 1997 there has been no material adverse change in the business or financial condition of any of the Borrowers;

(l) True, complete and accurate information: all the information supplied by any of the Borrowers to the Lender in connection herewith is true, complete and accurate in all material respects and none of the Borrowers are aware of any material facts or circumstances that have not been disclosed to the Lender which might if disclosed adversely affect the decision of the Lender to enter into this Agreement on the terms set out herein;

(m) Litigation: no litigation, arbitration or administrative proceeding has been instituted or is pending, or, to the best of the Borrowers' belief, threatened which might have a material adverse effect on them or its ability to perform its obligations under this Agreement or which questions the legality, validity, or binding effect of any provision hereof;

(n) Winding up: none of the Borrowers have taken any corporate action nor have any steps been taken or legal proceedings been instituted or threatened against them for its winding-up;

(o) Accord: none of the Borrowers are involved in negotiations with any one or more of their creditors in relation to readjustment or rescheduling of their indebtedness or a general assignment for the benefit of their creditors;

(p) (In)solvency: none of the Borrowers have taken any corporate action nor have any steps been taken or legal proceedings been instituted or threatened against them for their entering into a suspension of payments or for bankruptcy or for the appointment of a receiver or similar officer of them or of any or all of their assets;

10.2 Repetition: Each of the representations set out in Clause 10.1 shall be deemed to be repeated (1) on the date on which the Request for Drawdown is made and (ii) the first day of each Interest Period, always updated with respect to the circumstances then subsisting.

11.  Covenants

11.1 Each of the Borrowers undertakes that, with effect from the date of this Agreement until all their liabilities under this Agreement have been discharged, it shall;

     (a) Approvals: obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required in or by all applicable laws to enable any of the Borrowers to lawfully perform the obligations expressed to be assumed by them hereunder and to ensure the legality, validity, enforceability and admissibility in evidence hereof and thereof pursuant to such laws;

     (b) Insurance: maintain insurance policies on and in relation to their business and assets with reputable insurance companies against such risks and to the extent usual for companies carrying an a business such as that carried on by any of the Borrowers and promptly pay all premiums in respect thereof and deliver to the Lender at their request copies of all such policies, provided that, if for any reason any insurance premium has not been paid when due the relevant Borrower shall have 30 days to pay the full amount due;

     (c) Taxes: comply in all respects with all taxation laws in all jurisdictions in which they are subject to taxation and duly pay all the taxes due and payable by them except that, to the extent permitted by applicable law, none of the Borrowers need not pay any such taxes the payment of which is being contested in good faith and by proper proceedings, the pending of which operates to prevent the collection of the same and operates to prevent any realisation in respect thereof on any property of any of the Borrowers, and against which any of the Borrowers are maintaining adequate reserves;

     (d) Books and records: maintain their corporate books and records and their accounting books, records and reports relating to their business and financial condition in good order and as required by applicable laws;

     (e) Corporate existence: preserve and maintain their corporate existence and not sell, lease or otherwise dispose of its assets other than in the ordinary course of business or in a way that would have a material adverse effect on its corporate existence and operations;

     (f) Conduct of business: comply with present and future laws, rules, orders, regulations or requirements (including requirements in the field of environmental laws and regulations) of any governmental or other authority applicable to them or their properties and keep all their properties in their business in good working order and condition, and maintain all their rights, privileges and franchises that are necessary or desirable for the orderly and efficient conduct of their business, and shall conduct their business in an orderly, efficient and regular manner, except for such non-compliance which does not have a material adverse effect on the Borrowers' ability to perform their obligations under this Agreement;

     (g) Further assurances: do all such things and sign or procure the signing of all such documents as are in the reasonable opinion of the Lender necessary or desirable to ensure that the Lender obtains the full benefit of their rights and benefits hereunder.

11.2 Each of the Borrowers undertakes that, from the date of this Agreement until all their liabilities under this Agreement have been discharged, they shall not without the consent of the Lender (which shall not be unreasonably withheld) change the nature of its business (whether by disposal, acquisition or otherwise.

12.  Information

12.1 Each of the Borrowers undertakes that, from the date of this Agreement until all liabilities under this Agreement have been discharged, it shall:

     (a) as soon as the same become available, but in any event within 180 days after the end of each of their financial years, deliver to the Lender copies of their Annual Accounts for such financial year, audited by Arthur Andersen or other independent public accountants reasonably acceptable to the Lender;

     (b) furnish the Lender with such information, documents and records about the business, financial condition, operations and prospects of themselves as the Lender may from time to time require;

     (c) forthwith notify the Lender of any litigation, arbitral or administrative proceeding commenced against them which could reasonably be expected to have a material adverse effect on them or their ability to perform the obligations under this Agreement;

     (d) forthwith inform the Lender of any occurrence (including, without limitation, any third party claim or liability) of which they become aware which could have a material adverse effect on them or their ability to perform their obligations under this Agreement;

     (e) forthwith inform the Lender of any occurrence of an Event of Default.

13.  Events of Default

13.1 Upon the occurrence of any of the following events:

     (a) Non payment: any Borrower shall fail for whatever reason to pay (i) any principal, or any interest on the Loan, when due in accordance with this Agreement, or (ii) in the case of fees or other amounts due in accordance with this Agreement, within 5 days of the due date thereof;

     (b) Breach of warranty: any representation or warranty made by the Borrowers under or in connection with this Agreement shall prove to have been incorrect and/or misleading in any material respect when made or deemed made; or

     (c) Breach of other obligations: any Borrower shall fail to perform any other term, covenant or agreement contained in this Agreement on its part to be performed or observed if such failure shall remain unremedied for 30 days after such Borrower has knowledge thereof or written notice thereof shall have been given to such Borrower by the Bank;

     (d) Cross default: any Borrower (x) shall fail to pay any principal of, premium or interest on any other amount payable in respect of any debt that is outstanding in an aggregate principal or notional amount of at least USD 20,000,000 (or the equivalent in any other currency) (but excluding debt outstanding hereunder) of such Borrower, when the same becomes due and payable (whether by schedule maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period if any, specified in the agreement or instrument relating to such debt; or
          (y) any other event shall occur or condition shall exist under any agreement or instrument relation to any such debt, if the effect of such event or condition is to accelerate the maturity of such debt or otherwise to cause, or to permit the holder thereof to cause, such debt to mature; or (z) any such debt shall be declared to be due and payable or required to be prepaid or redeemed or by any other reason (other than by a regularly schedule required prepayment or redemption) purchased or defeased, or an offer to prepay, redeem, purchase or defease such debt shall be required to be made in each case prior to the stated maturity thereof; or

     (e) Insolvency, Winding up etc.: any Borrower shall generally not pay its debts as such debts become due, or shall (x) admit in writing its inability to pay its debts generally, or shall make general assignment for the benefit of creditors, or any proceedings shall be instituted by or against any Borrower seeking to adjudicate it as a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and, in respect of an involuntary proceeding instituted against such Borrower, the same shall remain unstayed or undismissed for 60 days or any Borrower with principal outstanding on the Drawdown shall take any corporate action to authorize any of the actions set forth above in this clause; or

     (f) Judgments: any judgment or order for the payment of money in excess of USD 20,000,000 (or the equivalent in another currency) which is not covered by insurance, shall be rendered against any Borrower and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

     (g) Consolidation, Merger, Sale of Assets, Etc.: Any of the Borrowers will, in any single transaction or through a series of transactions, consolidate, amalgamate or combine with or merge with or into or directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to any person different from the Borrowers;

     (h) Change of Control: Panamerican Beverages Inc. ceases to be the indirect 100% shareholder in any of the Borrowers; or

     (i) Attachment: the whole or a substantial part of any of the Borrowers' assets is taken in execution or seized by way of security or the whole or a substantial part of any of the Borrowers' properties is sold, encumbered, expropriated, confiscated, lost or damaged without the Lender's prior consent, and such seizure, sale, encumbrance, expropriation, confiscation, loss or damage has a material adverse effect on the operator; or

     (j) Material Adverse Change: any circumstances arise which, in the reasonable opinion of the Lender, give reasonable grounds for belief that any of the Borrowers may default under paragraph (a); or

     (k)  Third party guarantees: any circumstances mentioned in paragraphs
          (a) through (j) occur in respect of a third party who has provided the Lender, directly or indirectly, with any type of security for the Loan, or that party cancels or withdraws that type of security, or a third party that has provided or promised to provide the Lender, directly or indirectly, with security for the Loan defaults in the performance of any obligations; in respect of the security provided or promised; or

     (l) Other circumstances: any circumstance or event whatsoever, including but not limited to any law, rule, regulation, order, decree or other measure or action of a Governmental Authority, arises which affects the legality, validity or enforceability of any obligation of, or payment by, the Borrowers hereunder, or the ability, power or authorisation of the Borrowers perform such obligations or make such payments, whether or not the Borrowers have caused such event or circumstance, or such event or circumstance is attributable to (in
          Dutch: "toerekenbaar aan") the Borrowers, provided that in the event of a Currency Restriction, no Event of Default shall have deemed to occur if the Borrowers are able to duly and punctually perform all obligations under this Agreement;

     then:

     the Lender may by notice to the Borrowers cancel the Committed Amount, whereupon the same shall be reduced to zero and/or declare the Loan, the aggregate amount of interest calculated pursuant to Clause 6, all fees and any other sum then outstanding under this Agreement immediately due and payable, whereupon they shall become so due and payable.

13.2 If at any time the Lender determines, in his reasonable opinion, that it is or will become unlawful or contrary to any directive or instruction of any central bank or any agency of any state, or contrary to the interpretation or application of such directive or instruction, for it to make, fund or allow to remain outstanding all or any part of the Loan or to perform its obligations hereunder or for any of the Borrowers to perform its obligations hereunder, then:

     (a) the Lender shall not thereafter be obliged to perform its obligations under this Agreement and the Committed Amount shall be reduced to zero; and

     (b) the Borrowers shall pay to the Lender on demand the Loan together with the aggregate amount of interest calculated in accordance with Clause 6, costs thereon and any and all other sums due hereunder. If any (part of) such payment is made on a date which is not a Repayment Date, the Borrowers shall pay to the Lender, at its request, such amount or amounts as is/are, in the Lender's opinion, necessary to compensate it for any loss or premium or penalty incurred by it in respect of funds borrowed by it for the purpose of maintaining the Loan.

13.3 Promptly upon receipt of notice from the Lender that the Committed Amount has been or will be reduced in connection with any applicable legal limit, the Borrowers will within a term reasonably determined by the Lender, taking into account the interests of the Borrowers, repay to the Lender the excess, if any, at such time of the Loan over the reduced Committed Amount, together with any interest accrued but not paid over such excess up to and including the date of payment.

14.  Fees, Costs and Expenses

14.1 The Borrowers agree to pay to the Lender the following fees:

     The Borrowers shall reimburse and/or indemnify all legal and, if necessary, fiscal fees and out-of-pocket expenses (including VAT with respect to which the Lender is not otherwise entitled to reimbursement and other taxes) incurred by the Lenders and/or the Guarantor in the negotiation, preparation, execution, documentation, and Closing Date within 5 (five) business days after the date of signing of this Agreement. These expenses also include expenses made in connection with the protection of the Lender's and/or the Guarantor's rights, or in suing for, or recovering any sum due to the Lenders and/or the Guarantor under the Facility Agreement or any opinion or document contemplated hereby;

14.2 Whether or not this Agreement is completed or actually signed or any payment is made by the Lender to the Borrowers under this Agreement, the Borrowers shall pay:

     (a) on demand, all costs and expenses (including, but not limited to, legal and accounting fees) incurred by the Lender in connection with the preparation or negotiation of or entry into this Agreement and/or any amendment of, supplement to or waiver in respect of, this Agreement or the Guarantee and Indemnity;

     (b) on demand, all costs and expenses (including, but not limited to, legal and accounting fees) incurred by the Lender in protecting or enforcing any rights under this Agreement and/or any such amendment, supplement or waiver; and

     (c) promptly, and in any event before any interest or penalty becomes payable, any stamp, documentary, registration or similar duty or tax payable in connection with the entry into, performance, enforcement or admissibility in evidence of this Agreement and/or any such amendment, supplement or waiver, and shall indemnify the Lender against any liability with respect to or resulting from any delay in paying or omission to pay any such duty or tax.

15.  Remedies, waivers and amendments

15.1 No failure to exercise, nor any delay in exercising on the part of the Lender, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided for herein are cumulative and not exclusive of any rights or remedies provided by law.

15.2 Any provision of this Agreement may be amended or supplemented only if the Borrowers and the Lender so agree in writing.

16.  Set-Off and waiver of suspension

16.1 The rights of the Lender under this Clause are in addition to other rights and remedies which the Lender may have.

                                                                            28
16.2 The Borrowers hereby waive the right to suspend their performance of this Agreement for example by invoking any rule of law giving the Borrowers the right to suspend their performance (opschortingarecht) such as provided by articles 6:37, 6:52 up to and including 6:57 and 6:262 up to and including 6:264 of the Dutch Civil Code.

17.  Assignment

17.1 The Borrowers may not assign part or all of their rights hereunder without the prior written consent of the Lender.

17.2 The Lender may assign part or all of its rights hereunder without the consent of the Borrowers being required but will provide them with prior notice of any assignment. In the case of such an assignment by the Lender, the Borrowers undertakes to execute all documentation necessary to expeditiously effect the assignment to the prospectus assignee.

17.3 The Lender may disclose to a potential assignee, or to any person who may otherwise enter into contractual relations with the Lender in relation to this Agreement and/or the Guarantee and Indemnity, such information about the Borrowers as the Lender may reasonably think fit.

18.  Partial Invalidity

     The illegality, invalidity or unenforceability of any provision of this Agreement or any part thereof under the law of any jurisdiction shall not affect its legality, validity or enforceability of any other provision. Any illegal, invalid or unenforceable provision shall have the effect of a provision that would be valid, the purpose of which conforms to the first mentioned provision to such an extent that it must be assumed that such provision would jurisdiction nor the legality, valid have been included in this Agreement if the first mentioned provision had been omitted in view of its illegality, invalidity or unenforceability.

19. Notices

19.1 Unless otherwise specifically provided herein, any notice or other communication under or in connection with this Agreement shall be in writing and may be sent by facsimile, by courier or by post and shall be deemed to have been received upon delivery when sent by courier service, three days after despatch when sent by post or upon confirmation of receipt by the addressee when sent by facsimile.

19.2 A notice by facsimile will be subsequently confirmed promptly in writing.

19.3 For the purposes hereof, the addresses of the Lender and the Borrowers (until notice of a change thereof is delivered as provided in this Clause) shall be as specified below:

     (a)  To the Lender:
          Hollandsche Bank-Unie N.V.
          Regional Office Rotterdam
          Special Products Department
          Coolsingel 104 3011 AG ROTTERDAM
          The Netherlands
          Telefax:
          Attn.

     (b)  To the Borrowers:
          Panamco de Venezuela S.A.
          4 Transversal, Los Cortijos
          de Lourdes, Caracas
          Venezuela
          Telefax: 582 2036169
          Attn.: Chief Financial Officer

          With a copy to:
          Panamerican Beverages, Inc.
          Blvd. Manuel Avila Camacho. No 40. Piso 22
          Lomas de Chapultepec
          Mexico D.F., Mexico 11000
          Telefax: 525 201 6337.
          Attn: Chief Financial Officer

20.  Counterparts

     This Agreement may be signed in any number of counterparts, and by the parties hereto on separate counterparts, each of which, when so executed, shall be an original, but all of which taken together shall constitute one and the same instrument.

21.  General Terms and Conditions

     The General Terms and Conditions of the Lender, of which the Borrowers hereby acknowledge to have received a copy, are applicable between the Lender and the Borrowers. In case of a conflict between those terms and this Agreement, the provisions of this Agreement will prevail.

22.  Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

23.  Jurisdiction

23.1 Each of the parties hereto irrevocably agrees that all disputes arising out of this Agreement shall be submitted to the competent court of Amsterdam.

23.2 The submission to the jurisdiction of the court referred to in Clause
     23.1 shall not (and shall not be construed so as to) limit the right of the Lender to institute proceedings against the Borrowers in any other court of competent jurisdiction nor shall the instituting of proceedings by the Lender in any one or more jurisdictions preclude the instituting of proceedings by the Lender in any other jurisdiction, whether concurrently or not.

24.  Language

     All correspondence relating to this Agreement shall be made and executed in the English language.


IN WITNESS WHEREOF the parties hereto have executed this Agreement with effect as of 22 January 1999.

/s/ Carlos Hernandez-Artigas         /s/ J. J. Kole
----------------------------         ---------------

Panamco de Venezuela S.A.             Hollandsche Bank-Unie N.V.

On behalf of the Borrowers

Name: Carlos Hernandez-Artigas        Name: J. J. Kole

Title: Alternate Director             Title: Account Manager

                                      /s/ P. P. Boule
                                      ---------------
                                      Name: P. P. Boule

                                      Title: Proxy

                          DEPOSIT AND PLEDGE AGREEMENT

This Document and Pledge Agreement is made the 22nd day of January 1999 between:


PANAMERICAN BEVERAGES INC., a company with limited liability, duly organised and existing under the laws of Panama, whose registered company seat is at Panama City (the "Depositor"),


and


HOLLANDSCHE BANK - UNIE N.V., a public company with limited liability, duly organised and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands, for the purposes of this Agreement acting through its office at Rotterdam, Netherlands ("HBU"/the "Lender"),


and


ABN AMRO BANK N.V., a public company with limited liability duly organised and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands, for the purposes of this agreement acting through its office at Amsterdam, the Netherlands ("ABN AMRO")

WHEREAS:

(A) On 22 January 1999, HBU, as Lender, has entered into an agreement providing for a credit facility for the purpose of refinancing of the USD 125,000,000.-- facility of the Borrowers with Panamerican Beverages, Inc., in an amount up to USD

         125,000,000.-- (ONE HUNDRED TWENTY-FIVE MILLION US DOLLARS) (THE "FACILITY") C.A. EMBOTELLADORA CARACAS, C.A. EMBOTELLADORA ANTIMANO, HIT DE VENEZUELA, S.A., EMBOTELLADORA CARABOBO, S.A., C.A. EMBOTELLADORA LARA, EMBOTELLADORA ARAGUA, S.A., GASEOSAS ORIENTALES, S.A., EMBOTELLADORA GUARICO, S.A., EMBOTELLADORA LA PERLA, S.A., EMBOTELLADORA CARONI, S.A., EMBOTELLADORA MATURIN, S.A., EMBOTELLADORA ORINOCO, S.A., EMBOTELLADORA GUAYANA, S.A., C.A. EMBOTELLADORA NACIONAL, C.A. EMBOTELLADORA CORO, C.A. EMBOTELLADORA VALERA, EMBOTELLADORA BARINAS, S.A., C.A. EMBOTELLADORA TACHIRA, all companies with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seats are at Venezuela (each a "Borrower", together the "Borrowers"), for the purposes of the Facility Agreement all represented by Panamco de Venezuela S.A. as their attorney-in-fact, a company with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seat is at Venezuela, as may be amended from time to time (the "Facility Agreement");

(B) In order to induce the Lender to provide the Facility to the Borrowers, ABN AMRO, as Guarantor, has entered into a guarantee and indemnity agreement with the Lender dated 22 January 1999 (the "Guarantee and Indemnity") pursuant to which ABN AMRO has inter alia guaranteed to the Lender the due, proper and punctual fulfilment by the Borrower of its obligations under or in respect of the Facility Agreement;

(C) In order to induce ABN AMRO to enter into the Guarantee and Indemnity, the Depositor on 22 January 1999, has agreed to indemnify ABN AMRO from and against all costs, liabilities, taxes and losses which ABN AMRO might incur as a result of a demand under the Guarantee and Indemnity (the "Indemnity");

(D) The Depositor, HBU and ABN AMRO have further agreed that the Depositor shall place one or more deposits with HBU and pledge such deposits to ABN AMRO as a security for the due and proper fulfilment of the Depositor's obligations under the Indemnity and/or this Agreement;

(E) In anticipation of the execution of the Facility Agreement, the Guarantee and Indemnity, the Indemnity and this Agreement and upon request of the Depositor on 22 January 1999 the Deposit Account has been credited with a Deposit up to USD 125,000,000.-- (one hundred twenty-five million US Dollars) and the Lender has made available to the Borrower a Drawdown in the equivalent amount;

(F) HBU, ABN AMRO and the Depositor wish to record the terms and conditions of such deposits and the pledge thereof as set forth herein;


NOW IT IS HEREBY AGREED AS FOLLOWS:


1.        INTERPRETATION

          Capitalised terms used herein (including in the recitals hereof) and not otherwise defined have the meanings set forth in the Facility Agreement. In addition, the following terms have the following meanings:

          Agreement:

          This Deposit and Pledge Agreement:

          Deposit:

          Any deposit made (or, as the case may be, to be made) pursuant to Clause 2 hereof;

          Deposit Account:

          The account specified in Clause 2.1 hereof;

          Deposit Balance:

          As at any date, the aggregate credit balance on the Deposit Accounts;

          Deposit Claims:

          All of the Depositor's claims (in Dutch: "vorderingsrechten") and other transferable rights existing now and in the future against HBU with respect to and on account of the Deposit Accounts;

          Deposit and Pledge Agreement:

          This Deposit and Pledge Agreement;

          Deposit and Pledge Form:

          A form substantially in the form of Schedule 1 hereto;

          Guarantee Fee:

          400 basis points per annum:

          Interest Period:

          In relation to any Deposit, a period by reference to which interest is to be calculated on such Deposit;

          Secured Liabilities:

          Any and all liabilities and moneys, whether actual or contingent, which are now or may at any time hereafter be due, owing or payable from or by the Depositor to HBU resulting from or in connection with the Indemnity and/or this Agreement.

2.        The Deposit


2.1       Deposit Account
          ---------------

          HBU has agreed to open and maintain an account in the name of the Depositor, the particulars of which are as follows:

          Account Name:     Panamerican Beverages Inc, Panama
          Account Number:            53.03.88.383

         provided that the Depositor in respect of such account has complied, or shall comply upon first request of HBU with the usual procedures of HBU with respect to the opening of a bank account in the Netherlands.


2.2      Deposit Amount
         --------------

         During the term of the Facility Agreement, the Depositor undertakes to place with HBU, net of any withholding or other taxes, costs and expenses, Deposits with HBU in USD in an amount of at least 100% of the equivalent of the Facility. Prior to each Drawdown to be made by he Borrowers under the Facility the Depositor shall place a Deposit in an amount of at least 100% of the equivalent of the proposed Drawdown on the same date, but not later than 10:00 a.m. New York time on such date and, for the same period as the proposed Drawdown.


2.3 The Deposit shall be placed by the Depositor provided that before the proposed date of the Deposit, HBU has received a Deposit and Pledge Form from and duly completed and signed by the Depositor, receipt of which shall further oblige the Depositor to make the Deposit on the date stated therein and upon the terms and conditions set forth therein, both as stipulated by HBU in Clause 2.2 above. Upon the deposit of the Deposit with HBU in accordance with this Clause 2, the Deposit shall be credited to the Deposit Account.

2.4 HBU shall only give a statement as referred to in article 3.3(a) of the Facility Agreement if the Deposit Account has been credited in accordance with article 2.3 hereof with an amount equal to the proposed Drawdown and after receipt of the Relevant Deposit and Pledge Form duly signed and delivered by the Depositor.


3.       RESTRICTIVE CONDITIONS

         The Depositor expressly acknowledges and agrees with HBU that it shall have no right to withdraw the Deposit Balance or any portion thereof or obtain repayment thereof or of any portion thereof except as expressly provided in this Agreement, and shall at all times maintain the Deposit Balance with HBU and not take, nor permit to be taken, any action to withdraw or set off the Deposit Balance or any portion thereof or otherwise seek repayment thereof or any portion thereof, except as expressly provided in this Agreement. The Depositor will not pledge, assign, encumber, transfer or otherwise dispose of any of its right, title and interest in and to the Deposit Balance or this Agreement, except as expressly provided herein. Further, the Depositor shall not permit any limited right (in Dutch "beperkt recht"), encumbrance, attachment or other lien to exist on the Deposit Balance or this Agreement, except with the prior written consent of HBU other than the right of pledge created in this Agreement, and in the event any such lien shall arise, the Depositor shall promptly cause the same to be removed, discharged or otherwise bonded to HBU's satisfaction and shall indemnify HBU on demand against any loss, liability or expense any of them may incur by reason thereof.


4.       INTEREST AND FEE

4.1. HBU shall pay to the Depositor interest on each Deposit on the last day of each Interest Period relating to such Deposit. The rate of interest applicable during each

         Interest Period relating to such Deposit shall be 3 months LIBOR plus the Guarantee Fee for the relevant Interest Period.


4.2.     INTEREST PERIOD
         ---------------

         In respect of each Deposit, the corresponding Interest Period shall commence on the date when such Deposit is made and shall have a duration equal to the Interest Period of the Drawdown under the Facility Agreement and each subsequent Interest Period in relation to such Deposit shall commence on the first day of and have a duration equal to the Drawdown under the Facility Agreement, provided that no Interest Period shall extend, and no interest shall accrue, after the Commitment Termination Date.


4.3. Interest shall be calculated on the basis of the actual number of days elapsed in a 360 day year and shall be payable at the end of each Interest Period.


4.4 Payment of interest calculated in accordance with Section 4.1 shall be made to the Deposit Account.


5.       Repayment, Prepayment


5.1.     Repayments
         ----------

         Notwithstanding anything to the contrary contained in this Agreement, until the discharge in full of all Secured Liabilities, the Depositor shall not be entitled to demand and HBU shall not be obliged to (re)pay the Deposit Balance or any portion thereof, except that the Depositor may, by two Business Days' prior written notice to HBU, require the repayment of the amount, if any, by which the Deposit Balance at any time exceeds the aggregate amount of the Loan and other amounts due under the Facility Agreement.

5.2.     Prepayment
         ----------

         HBU will have the right, exercisable at its sole discretion and based on the full repayment of the Facility, to repay the Deposit Balance or any part thereof at the last day of an Interest Period.


6.       Payments


6.1      Payment Instructions
         --------------------

         Subject as otherwise provided in this Agreement, any provisions to be made by HBU to the Depositor under this Agreement shall be made in accordance with the written instructions of the Depositor.


6.2      Currency
         --------

         Any payment in respect of a Deposit made hereunder shall be made effectively in the currency of such Deposit.


6.3.     Business Day Convention
         -----------------------

         If any payment hereunder is required to be made on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day unless such Business Day falls in the next calendar month, in which case the due date for payment shall be the immediately preceding Business Day, and any interest amount payable shall be adjusted accordingly.


7.       Taxes, Legality and Changes in Laws


7.1.     Withholding Taxes
         -----------------

         If any deduction or withholding of tax is required by law to be made from any payment to be made by HBU to the Depositor under this Agreement, HBU shall pay the full amount of the deduction or withholding tax to the relevant taxation or other authorities and notify the Depositor of the amount so deducted or withheld.


7.2.     Indemnify
         ---------

         The Depositor shall indemnify HBU against all costs and expenses, including taxes, that HBU may incur as a result of a failure to deduct or withhold any taxes as required by law.


7.3.     Legality
         --------

         Notwithstanding anything herein to the contrary, HBU shall not be obliged to pay or repay the Depositor if and to the extent and for so long as such payment or repayment is blocked or suspended by reason of any law, judicial order or injunction or other legal proceedings obtained or commenced by any person other than HBU, binding HBU, and may pay or repay the Deposit Balance as directed by any such law, order, injunction or proceedings and shall not be liable to the Depositor for so doing, provided always that HBU shall give notice of such law, order, injunction, or proceedings to the Depositor and shall, subject to the Depositor indemnifying HBU against its costs in connection therewith, take such action legally available to it and acceptable to HBU as the Depositor may reasonably require in connection with such blocking, suspension, order, injunction or proceedings.

7.4.     Change in laws
         --------------

         Notwithstanding anything to the contrary herein, if HBU determines that, as a result of the introduction of or any change in, or in the interpretation or application of any applicable laws or regulations, including any tax laws and including any applicable treaty or tax treaty (other than taxes imposed on or measured by references to, income, which are imposed by the Netherlands on the Lender) at any time in force between Venezuela and the Netherlands or any requirement of any bank, central bank or other fiscal, monetary or other authority, its interests hereunder are adversely affected, HBU has the right to reset the rate of any interest payable hereunder to an extent as it, in its reasonable opinion believes is necessary to fully compensate HBU.


8.       Pledge


8.1. As security for the due and punctual fulfilment of the Secured Liabilities the Depositor hereby pledges to ABN AMRO, or, as the case may be, pledges in advance to ABN AMRO, all Deposit Claims, it being understood, for the avoidance of doubt, that all claims (in Dutch:
         "vorderingsrechten") of the Depositor in respect of amounts at any time credited to the Deposit Account after the date hereof shall automatically be subject to the right of pledge created hereby from the time and date of such amounts being so credited. To the extent not already created hereunder, the pledge of the Deposit Claims shall be created by the Depositor by means of signing and delivery of the Deposit and Pledge Form.

8.2. In connection with the provisions of Article 3:236 and 3:94 of the Netherlands Civil Code HBU hereby acknowledges that it has received notice of the said pledge.

8.3 The Depositor hereby declares that it is fully acquainted with all the terms and conditions of the Facility Agreement and waives its rights under Article 3:251 subsection 1 and, if applicable, 3:234 of the Netherlands Civil Code.

         In the event of failure by the Depositor in the performance of any of the Secured Liabilities, ABN AMRO will be entitled to enforce its right of pledge by any means necessary and permitted by law.

9.       Representations and Warranties of the Depositor

         The Depositor hereby represents and warrants to HBU and ABN AMRO as follows:

          (a) The Depositor is a private company with limited liability, duly organised and existing under the laws of Panama and has full power, authority and legal right to enter into this Agreement and perform its obligations hereunder;

          (b) The execution, delivery and performance by the Depositor of this Agreement have been duly authorised by all necessary action and will not contravene any applicable law, judgment, governmental rule, regulation or any order of any court or regulatory body binding on the Depositor or any provisions of its articles of association or other constitutive documents and will not result in the breach of or constitute a default under or require any consent under any agreement, instrument or document to which it is a party or by which it or any of its property may be bound or affected except as shall not have a material adverse effect on the Depositor's ability to perform its obligations under this Agreement;

          (c) All authorisations, consents, approvals and licenses of, and filings and registrations with, any governmental authority required under applicable law or regulations for it to enter into and perform this Agreement have been obtained and are in full force and effect except as shall not have a material adverse effect on Depositor's ability to perform its obligations under this Agreement;

          (d) When executed, this Agreement shall have been duly executed and delivered on behalf of the Depositor and constitute legal, valid and binding obligations of the Depositor, enforceable against the Depositor in accordance with its terms; and

          (e) The Depositor has power (in Dutch: "beschikkingsbevoegd") to pledge its rights, title and interest in the Deposit Balance; except as provided in this Agreement there are no liens, attachments, encumbrances or limited property rights (in Dutch:
               "beperkte rechten") in favour of any third parties on or against its rights, title and interest in the Deposit Balance, nor has it previously and/or in advance transferred or created, or promised to transfer or create any liens, encumbrances or limited property rights on or against its rights, title and interest in the Deposit Balance to or in favour of any third parties.


10.      Evidence

         An extract from the books of ABN AMRO or HBU signed by two of its duly authorised officers, shall constitute conclusive evidence of any sums due hereunder, under the Facility Agreement or under the Indemnity, subject, however, to proof to the contrary being furnished.


11.      No Waiver

         ABN AMRO shall not be required to provide the Depositor with a statement to the effect that it has waived its right of pledge until such time as, in their respective opinions, all Secured Liabilities have been discharged in full.

12.       Notices


12.1. Unless otherwise expressly specified or permitted by the terms hereof, all notices shall be given in writing, or by facsimile. Any such notice will be deemed to be given as follows:


12.2. A notice by facsimile will be subsequently confirmed promptly in writing

          (a)   if in writing, when delivered; and
          (b) if in facsimile, when received, but only if at the time of transmission, a message confirmation is received by the sender.

12.3 The addresses and fascimile number for each party for all notices under or in connection with this Agreement are:

          (a)   if to HBU:
                Hollandsche Bank-Unie N.V.
                Regional Office Rotterdam
                Special Products Department
                Coolsingel 104
                3011 AG Rotterdam
                The Netherlands
                Telex no.
                Fax: +31 10 2820134
                Tel: +31 10 2820389

                Attn.:

          (b)   if to the Depositor:
                Panamerican Beverages Inc.
                Manuel Avila Camacho N(degree) 40
                Piso 22, Col. Lomas de Chapultepec
                11000 Mexico D.F., Mexico
                Fax no. 525 201 6337
                Tel no.  525 201 6300
                Attn.:  Chief Financial Officer

          (c)   if to ABN AMRO:
                ABN AMRO Bank N.V.

                Attention:  Financial Engineering/Remko de Bie
                Foppingadreef 22
                P.O. Box 283
                1000 EA Amsterdam
                The Netherlands
                Fax no: 31 20 629 4779
                Tel no:  31 20 629 3495


13.       Costs

          The Depositor agrees to reimburse HBU for all reasonable costs and expenses incurred by HBU in relation to the entering into and performance and enforcement of this Agreement, including but not limited to legal fees.

14.       Termination

          This Agreement or the obligations of the parties hereunder shall not terminate until all amounts on deposit hereunder shall have been paid as required hereby and the Facility Agreement has also been terminated.

15.       Amendments

          Amendments to this Agreement are effective only when agreed upon in writing and when duly signed by both parties. Waivers of any rights or claims under this Agreement are effective only when confirmed in writing by the party making such a waiver, in accordance with the provisions of Clause 12 hereof.

16.       Severability

          The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision of this Agreement. Any illegal, invalid or unenforceable provision shall, to the extent possible, be deemed to have been replaced by a legal, valid and enforceable provision the intent of which conforms to the intent of the original provision to such a degree that it must be assumed that such provision would have been included in this Agreement if the original provision had been omitted in view of its illegality, invalidity or unenforceability.


17.       Miscellaneous


17.1. Headings used in this Agreement are for ease of reference only and shall not affect the interpretation of this Agreement.

17.2 This Agreement may be entered into in any number of counterparts, and by the parties hereto on separate counterparts, each of which, when so executed, shall be an original, but all of which together shall constitute one and the same instrument.


18.       General Terms and Conditions

          The General Terms and Conditions of HBU, of which the Depositor hereby acknowledges to have received a copy, are applicable between HBU and the Depositor, except that article 18 does not apply. In case of a conflict between those terms and this Agreement, the provisions of this Agreement will prevail.


19.       Governing Law and Jurisdiction


19.1.     Governing Law
          -------------

          This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.


19.2      Jurisdiction
          ------------

          The parties hereto agree for the benefit of HBU that all disputes arising out of or in connection with this Agreement will be submitted to the competent court in Amsterdam. The submission to the jurisdiction of the court referred to in the preceding sentence shall not (and shall not be construed so as to) limit the right of HBU to institute proceedings against the Depositor in any other court of competent jurisdiction nor shall the instituting of proceedings by HBU in any one or more jurisdictions preclude the instituting of proceedings by HBU in any other jurisdiction, whether concurrently or not.

IN WITNESS WHEREOF the parties hereto have executed this Agreement respectively with effect as of 22 January 1999.


Hollandsche Bank-Unie N.V.                Panamerican Beverages Inc.

/s/ P. P. Boute                           /s/ Paulo J. Sacchi
--------------------------                -----------------------------------
Name:  P. P. Boute                        Name: Paulo J. Sacchi
Title: Proxy                              Title:  Chief Financial Officer


/s/ J. J. Kole
--------------------------
Name:  J. J. Kole
Title: Account Manager


ABN AMRO Bank N.V.

/s/ R. Y. de Bie
--------------------------
Name:  R. Y. de Bie
Title: Advisor

/s/ M. B. Volger
--------------------------
Name:  M. B. Volger
Title: Advisor

                            GUARANTEE AND INDEMNITY


This Guarantee and Indemnity is made the 22nd day of January 1999 between:


ABN AMRO BANK N.V., a public company with limited liability, duly organised and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands (the "Guarantor"),


and


Hollandsche Bank-Unie N.V., a public company with limited liability, duly organised and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands, for the purposes of this Agreement acting through its office at Rotterdam, the Netherlands ("HBU");


WHEREAS:


(A) On January 22, 1999, HBU has entered into an agreement providing for a credit facility for the purpose of refinancing of the USD 125,000,000.-- facility of the Borrowers maturing late December 1998 in an amount up to USD 125,000,000.--(one hundred twenty-five million US Dollars) (the "Facility") to C.A. Embotelladora Caracas, C.A. Embotelladora Antimano, Hit de Venezuela, S.A., Embotelladora Carabobo, S.A., C.A. Embotelladora Lara, Embotelladora Aragua, S.A., Gascosas Orientales, S.A., Embotelladora Guarico, S.A., Embotelladora La Perla, S.A., Embotelladora Caroni, S.A., Embotelladora Maturin, S.A., Embotelladora Orinoco, S.A., Embotelladora Guayana, S.A., C.A. Embotelladora Nacional, C.A. Embotelladora Coro, C.A. Embotelladora Valera, Embotelladora Barinas, S.A., C.A. Embotelladora Tachir, all companies with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seats are at Venezuela, (each a "Borrower", together the "Borrowers"), for the purposes of the Facility Agreement all represented by Panamco de Venezuela S.A. as their attorney-in-fact, a company with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seat is at Venezuela, as may be amended from time to time (the "Facility Agreement");


(B) In order to induce HBU to provide the Facility to the Borrower, the Guarantor has agreed to enter into this Agreement on the terms and conditions set out below;


(C) In order to induce the Guarantor to enter into this Agreement, Panamerican Beverages Inc., a company with limited liability, duly organised and existing under the laws of Panama, whose registered company seat is at Panama City, Panama (the "Depositor"), has agreed to indemnify the Guarantor from and against all costs, liabilities, taxes and losses which the Guarantor might incur as a result of a demand under the Guarantee and Indemnity (the "Indemnity") to the Guarantor;


(D) The Depositor, the Guarantor and the Lender have further agreed that the Depositor shall place one or more deposits with the Lender and pledge such deposits to the Guarantor, the terms and conditions of which deposits and pledge have been recorded in the deposit and pledge agreement between the Depositor, the Guarantor and the Lender (the "Deposit and Pledge Agreement"), as a security for the due and proper fulfillment of the Depositor's obligations under the Indemnity and/or the Deposit and Pledge Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:


1.   Interpretation


     Capitalised terms used herein (including in the recitals hereof) and not otherwise defined have the meanings set forth in the Facility Agreement. In addition, the following terms have the following meanings:


     Act of State:
     Any law, rule or regulation of Venezuela, or any political subdivision thereof, or any order, decree, decision, award, directive, instruction, or other measure, or action of Venezuela or any political subdivision thereof, or of any Governmental Authority, or the interpretation of any of the foregoing, and any demand, request, application or other action filed with any Governmental Authority, or any other court of authority of competent jurisdiction, which purports or seeks to, or has the effect of:
     - terminating, extending, increasing, or otherwise modifying the Agreement or any provision thereof to the detriment of the Lender; - expropriating, confiscating or seizing (control over), or changing or adversely affecting the ownership, control, operation or management of any of the Borrowers or the Lender, of all or a substantial part of their business or assets, with or without compensation; or


     Agreement:
     This Guarantee and Indemnity, as amended from time to time.


     Facility Repayment Restriction:
     Any Act of State, Currency Restriction or Political Risk Event affecting the performance of either party's obligations under the Facility Agreement or the enforceability thereof.

     New Money Credit:
     Any loan or granting of credit by HBU to or on the credit of (i) Venezuela, (ii) any Governmental Authority, (iii) any person which is citizen of, or is organised or exists under the laws of Venezuela or the majority of the ownership interest of which is owned, directly or indirectly by Venezuela or any Governmental Authority or (iv) any person which conducts business in Venezuela ((i) through (iv) jointly the "Venezuelan Persons"), which loan or grant of credit is made in a foreign currency pursuant to an agreement or agreements entered into at the request of Venezuela or any Governmental Authority and HBU and other holders of foreign currency indebtedness of Venezuelan Persons, but only to the extent that the amount of such loan or granting of credit is determined by reference to the Lender's commitment under the Facility Agreement, advances under the Facility Agreement or to previous New Money Credits determined by reference to such commitments or advances.


     Political Risk Event:
     Any type of war, invasion, embargo, rebellion, revolution, riot or sabotage and any politically motivated work stoppage or slowdown, labour unrest or violence in Venezuela or any political subdivision thereof.


2.   Guarantee


     The Guarantor irrevocably and unconditionally guarantees under all circumstances and subject to the terms of this Agreement to HBU, as principal and primary obligor and not merely as surety the due, proper and punctual observance and performance of all the terms and conditions on the part of the Borrower contained in the Facility Agreement.


     Therefore the Guarantor hereby agrees to pay to HBU upon its first written demand any and every sum or sums of money whether actual or contingent, which are according to such demand now or may be at any time hereafter due, owing or payable from or by the Borrower to HBU resulting from or in connection with the Facility Agreement, and which shall not have been paid at the time such demand is made.


3.   Indemnity


     The Guarantor hereby irrevocably and unconditionally agrees as primary obligation to indemnify HBU from time to time upon its first written request all amounts which are according such request owing by the Borrower to HBU, from and against any and all losses, costs, liabilities and taxes which might be incurred by HBU as a result of (i) a Facility Repayment Restriction or (ii) any failure of the Borrower to make due, proper and punctual payment of all sums payable by it to HBU under and in accordance with the Facility Agreement including, but not limited to, all losses, costs, liabilities and taxes which HBU might incur as a result of the Facility Agreement being or becoming void, voidable, unenforceable or ineffective as against the Borrower for any reason whatsoever, whether or not caused by or attributable to (in Dutch: "toerekenbaar aan") the Borrower and whether or not known to HBU, the amount of such loss being the amount which HBU would otherwise have been entitled to recover from the Borrower.


4.   New Money Credit Obligation


     The Guarantor hereby irrevocably and unconditionally, as its own primary and independent obligation, agrees, from time to time upon HBU's first demand, to indemnify HBU for all amounts which, in accordance with the statement of HBU have been paid by it in order to extend New Money Credit in its own name or to purchase, if legally permissible, by way of assignment from HBU such New Money Credit or to purchase from HBU a 100% participating interest therein, without recourse except as to title and amount at a price equal to the amount of the New Money Credit extended by HBU.


     In the event HBU, at its discretion, has either extended New Money Credit in its own name or purchased such New Money Credit by assignment or by purchase of a 100% participating interest therein, HBU agrees to assign or transfer to the Guarantor any claim it may have against the relevant Venezuelan Persons under the New Money Credit, against payment in full by the Guarantor of all amounts paid or payable by HBU in respect thereof or otherwise by the Guarantor hereunder.


5.   Interest


     The Guarantor undertakes to pay interest on any amount demanded of it under this Agreement from the date of demand until actual payment (whether before or after judgement) at a rate per annum that is equal to 3 months LIBOR plus 2 percent. Such interest will be compounded monthly if not paid on demand, but without prejudice to HBU's right to require payment of such interest.


6.   Taxes


     All payments to be made by the Guarantor under this Agreement shall be made without any set-off or counterclaim whatsoever and free and clear of any deduction or withholding on account of any taxes (other than taxes imposed on or measured by reference to, income, which are imposed by the Netherlands on the Lender) or otherwise. If the Guarantor is required by any law or any competent authority to make any deduction or withholding (on account of taxes or otherwise) from any payment to be made hereunder, it shall, together with such payment pay such additional amount as may be required to ensure that HBU receives (free of any taxes, other deduction or withholding) the full amount which it would have received if no such deduction or withholding had been required.


7.   Costs, charges and expenses


     The Guarantor shall from time to time forthwith on demand pay to or reimburse HBU for all reasonable cost, charges and expenses (including legal and other fees on a full indemnity basis) incurred by HBU in exercising any of its rights or powers under this Agreement, suing for and recovering any sums due under this Agreement, otherwise preserving or enforcing its rights under this Agreement, defending any claims brought against it in respect this Agreement or releasing this Agreement.


8.   Consents, waivers and renewals


     The Guarantor agrees that HBU may at any time and from time to time, either before or after the maturity thereof, without further consent of the Guarantor, but with written notification of such changes to the Guarantor, extend the time of payment of or renew any of the sum or sums of money due under the Facility Agreement and may also make any agreement with the Borrower for the extension, renewal, payment, compromise, discharge, or release thereof, in whole or in part, or for modification of the terms thereof or of any agreement between HBU and the Borrower, without in any way impairing or affecting this Agreement.


9.   Continuing Guarantee and Indemnity


     This is a continuing Agreement and shall remain in full force and effect and is binding upon the Guarantor and its successors and assigns until all amounts due and payable under the Facility Agreement and this Agreement shall irrevocably have been paid in full.

10.  Evidence of debt


     Any statement purporting to show an amount or amounts received and the timing of each such receipt of funds due from the Guarantor under this Agreement and signed as correct by a duly authorised officer of HBU shall, in the absence of manifest error, be conclusive evidence of the amount or amounts so received and the timing thereof.


11.  Subrogation and assignment

     Notwithstanding anything to the contrary herein the Guarantor shall not be subrogated in the rights of any claim of HBU against the Borrowers under the Facility Agreement until all amounts due to HBU hereunder shall have been paid in full by the Guarantor. To the extent that such subrogation shall be illegal, invalid or ineffective for any reason whatsoever, HBU hereby assigns to the Guarantor, as the Guarantor hereby accepts from HBU the assignment of any claim which HBU at any time may have against the Borrowers under the Facility Agreement with respect to any amount so paid by the Guarantor to HBU.


12.  Notices


12.1 Unless otherwise specifically provided herein, any notice or other communications under or in connection with this Agreement shall be in writing, with a copy to Panamerican Beverages, Inc. and may be sent by facsimile, by courier or by post and shall be deemed received upon delivery when sent by courier service, three days after dispatch when sent by post or upon confirmation of receipt by the addressee when sent by facsimile.


12.2 A notice by facsimile will be subsequently confirmed promptly by courier or by post in writing.

12.3 The address and facsimile number for each party for all notices under or in connection with this Agreement are:


     Guarantor:
     ABN AMRO Bank N.V.
     Attention: Financial Engineering/Remko de Bie
     Foppingadreeff 22
     P.O. Box 283
     1000 EA Amsterdam
     The Netherlands
     fax no. +31 20 629 4779
     tel no. +31 20 629 3495


     HBU:
     Hollandsche Bank-Unie N.V.
     Special Products Department
     Coolsingel 104
     3011 AG Rotterdam
     The Netherlands
     telex no.
     fax: +31 10 2820134
     tel: +31 10 2820389


     With a copy of all material notices to:
     Panamerican Beverages, Inc.
     Manuel Avila Camacho, N(degree) 40
     Piso 22, Col. Lomas de Chapultepec
     11000 Mexico D.F., Mexico

     Tel: 525 201 6300
     Fax: 525 201 6337


13.  Information


     Within 2 (two) business days after the receipt of a Deposit placed by the Depositor with the Guarantor, the Guarantor shall notify HBU of the amount and the date of such Deposit.


14.  Headings


     Headings used in this Agreement are for ease only and shall not affect the interpretation of this Agreement.


15.  Governing Law


     This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the Netherlands.


16.  Jurisdiction


16.1 Each of the parties hereto irrevocably agrees that all disputes arising out of this Agreement shall be submitted to the competent court of Amsterdam.


16.2 The submission to the jurisdiction of the competent court referred to in Clause 16.1 shall not (and shall not be construed so as to) limit the right of HBU to institute proceedings against the Guarantor in any other court of competent jurisdiction nor shall the instituting of proceedings by HBU in any one or more jurisdictions preclude the instituting of proceedings by HBU in any other jurisdiction, whether concurrently or not.

17.  Counterparts

     This Agreement may be signed in any number of counterparts which taken together shall be deemed to constitute one and the same instrument.


IN WITNESS WHEREOF, this Agreement was signed by the Guarantor and HBU on the day and year first above written.

Hollandsche Bank Unie N.V.                  ABN AMRO Bank N.V.

/s/ J. J. Kole                               /s/ R. Y. de Bie
--------------------------                  -----------------------
Name:  J. J. Kole                            Name:  R. Y. de Bie
Title: Account Manager                       Title: Advisor

/s/ F. W. R. Hamel                           /s/ M. B. Volger
--------------------------                  -----------------------
Name:  F. W. R. Hamel                        Name:  M. B. Volger
Title: Account Manager                       Title: Advisor

                                   INDEMNITY


This Indemnity Agreement is made the 22nd day of January 1999 between:

Panamerican Beverages Inc., a company with limited liability, duly organised and existing under the laws of Panama, whose registered company seat is at Panama City, Panama (the "Company"),

And

ABN AMRO Bank N.V., a public company with limited liability, duly organised and existing under the laws of the Netherlands, whose registered company seat is at Amsterdam, the Netherlands ("ABN AMRO"),


WHEREAS:

(A) On 22 January 1999, Hollandsche Bank-Unie N.V. (the "Lender") has entered into an agreement providing for a credit facility for the purpose of refinancing of the USD 125,000,000.-- facility of the Borrowers with Panamerican Beverages Inc. in an amount up to USD 125,000,000.-- (one hundred twenty five million US Dollars) (the "Facility"), C.A. Embotelladora Caracas, C.A. Embotelladora Antimano, Hit de Venezuela, S.A., Embotelladora Carabobo, S.A., C.A. Embotelladora Lara, Embotelladora Aragua, S.A., Gaseosas Orientales, S.A., Embotelladora Guarico, S.A., Embotelladora La Perla, S.A., Embotelladora Caroni, S.A., Embotelladora Maturin, S.A., Embotelladora Orinoco, S.A., Embotelladora Guayana, S.A., C.A. Embotelladora Nacional, C.A. Embotelladora Coro, C.A. Embotelladora Valera, Embotelladora Barinas, S.A., C.A. Embotelladora Tachira, all companies with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seats are at Venezuela, (each a "Borrower, together the "Borrowers"), for the purposes of the Facility Agreement all represented by Panamco de Venezuela S.A. as their attorney-in-fact, a company with limited liability, duly organised and existing under the laws of Venezuela, whose registered company seat is at Venezuela, as may be amended from time to time (the "Facility Agreement");

(B) In order to induce the Lender to provide the Facility to the Borrowers, ABN AMRO has entered into a guarantee and indemnity agreement with the Lender dated 22 January 1999 (the "Guarantee and Indemnity") pursuant to which ABN AMRO has inter alia guaranteed to the Lender the due, proper and punctual fulfilment by the Borrower of its obligations under or in respect of the Facility Agreement;

(C) In order to induce ABN AMRO to enter into the Guarantee and Indemnity the Company on 22 January 1999 has agreed to indemnify ABN AMRO from and against all costs, liabilities, taxes and losses which ABN AMRO might incur as a result of a demand under the Guarantee and Indemnity (the "Indemnity");

(D) The Company and the Lender have agreed that the Company shall place one or more deposits with the Lender and pledge such deposit(s) to ABN AMRO as a security for the due and proper fulfilment of the Company's obligations under the Indemnity;


NOW IT IS HEREBY AGREED AS FOLLOWS:

1.   Interpretation

     Capitalised terms used herein (including in the recitals hereof) and not otherwise defined have the meanings set forth in the Facility Agreement. In addition, the following terms have the following meanings:

     Agreement:
     This Indemnity, as amended from time to time.

     New  Money Credit:
     Any loan or granting of credit by the Lender or, as the case may be, ABN AMRO to or on the credit of (i) Venezuela, (ii) any Governmental Authority, (iii) any person which is citizen of, or is organised or exists under the laws of Venezuela or the majority of the ownership interest of which is owned, directly or indirectly by Venezuela or any Governmental Authority or (iv) any person which conducts business in Venezuela ((i) through (iv) jointly the "Venezuelan Persons"), which loan or grant of credit is made in a foreign currency pursuant to an agreement or agreements entered into at the request of Venezuela or any Governmental Authority and the Lender or, as the case may be, ABN AMRO and other holders of foreign currency indebtedness of Venezuelan Persons, but only to the extent that the amount of such loan or granting of credit is determined by reference to the Lender's commitment under the Facility Agreement, advances under the Facility Agreement or previous New Money Credits.

2.   Indemnity

     The Company hereby irrevocably and unconditionally, as its own primary and independent obligation, undertakes to indemnify ABN AMRO and hold it harmless with respect to all payments at any time made by ABN AMRO pursuant to the Guarantee and Indemnity, and all reasonable legal and other costs, charges and expenses of whatever nature incurred by ABN AMRO in connection with its performance thereunder and to pay to ABN AMRO, without set-off or counterclaim, upon its first written demand, all amounts stated by ABN AMRO to be due and owing by the Company to ABN AMRO hereunder, including interest and other costs.

     The Company agrees to pay regardless of any objections by the Borrowers and regardless of whether any of the financial obligations under the Facility Agreement or, the Guarantee and Indemnity are or become void, voidable or unenforceable.

     Any amount referred to in the preceding paragraph shall be payable by the Company by way of indemnity (and not as penalty).

3.   New Money Credit Obligation

     The Company hereby irrevocably and unconditionally, as its own primary and independent obligation, undertakes, within five Business Days of receipt of ABN AMRO's first written notice to indemnify ABN AMRO for all amounts which, in accordance with the statement of ABN AMRO, have been paid by it in order to, if legally permissible, extend the New Money Credit in its own name in lieu of the Lender, or purchase, if legally permissible, by way of assignment from the Lender such New Money Credit or purchase from the Lender a 100 % participating interest therein, without recourse except as to title and amount at a price equal to the amount of the New Money Credit extended by the Lender. In the event ABN AMRO, at its discretion, has either extended the New Money Credit in its own name or purchased by assignment or by purchase of a 100% participating interest therein without recourse except as to title and amount at a price equal to the amount of the New Money Credit extended by the Lender, ABN AMRO agrees to assign or transfer to the Company any claim it may have against the Venezuelan Persons under the New Money Credit.

4.   Assignment

     ABN AMRO agrees to assign to the Company any claim against the Lender under the Guarantee and Indemnity or the Borrowers under the Facility Agreement to which ABN AMRO may be legally subrogated, or which may be assigned by the Lender to ABN AMRO, or which ABN AMRO may otherwise have against the Borrower or any Venezuelan Person or as a result of any payment by ABN AMRO pursuant to the Guarantee and Indemnity. ABN AMRO shall have no obligation to make or co-operate to effect such assignment until amounts which are or may at any time become due from the Company to ABN AMRO under this Agreement will have been paid in full, in each case without deduction or withholding on account of any taxes or otherwise.

     The Company shall reimburse any reasonable costs or expenses incurred by ABN AMRO in connection with such assignment or any action to be taken by ABN AMRO in respect thereof. ABN AMRO shall have no liability for the lack of validity, enforceability or effectiveness of its subrogation to any claim of the Lender against the Borrowers or for any assignment or other action taken pursuant to this Clause 4.

5.   Continuing Indemnity

     This is a continuing Agreement and shall remain in full force and effect and is binding upon the Company and its successors and assigns until all amounts due and payable under the Facility Agreement, the Guarantee and Indemnity and this Agreement will irrevocably have been paid in full.

6.   Taxes

     All payments to be made by the Company under this Agreement shall be made without any set-off or counterclaim whatsoever and free and clear of any deduction or withholding on account of any taxes (other than taxes imposed on or measured by reference to, income, which are imposed by the Netherlands on the Lender ("Income Taxes")) or otherwise. If the Company is required by any law or any competent authority to make any deduction or withholding (on account of taxes, other than Income Taxes or otherwise) from any payment to be made hereunder, it shall, together with such payment pay such additional amount as may be required to ensure that ABN AMRO receives (free of any taxes, other deduction or withholding) the full amount which it would have received if no such deduction or withholding had been required.

7.   Costs, charges and expenses

     The Company shall from time to time forthwith on demand pay to or reimburse ABN AMRO for all reasonable cost, charges and expenses (including reasonable legal and other fees on a full indemnity basis) incurred by ABN AMRO in exercising any of its rights or powers under this Agreement, suing for and recovering any sums due under this Agreement, otherwise preserving or enforcing its rights under this Agreement, defending any claims brought against it in respect of this Agreement or releasing this Agreement.

8.   Evidence of debt

     Any statement purporting to show an amount or amounts received and the timing of each such receipt of funds due from the Company under this Agreement and signed as correct by two duly authorised officers of ABN AMRO shall, in the absence of manifest error, be conclusive evidence of the amount or amounts so received and the timing thereof.

9.   Availability of Defences

     The Company acknowledges and agrees that its obligations under this Agreement are those of a primary obligor and not merely those of a surety. To the extent the obligations of the Company under and in connection with this Agreement would be construed by any court as those of a surety the Company hereby waives all defences afforded to sureties by law, including but not limited to those provided in article 7:851 up to and including 7:856 of the Civil Code of the Netherlands.

10.  Acknowledgement and General Indemnity

     The Company acknowledges and agrees for the benefit of ABN AMRO and, by way of third party stipulation (in Dutch: "derdenbeding"), for the benefit of the Lender, that:

     (a) neither ABN AMRO nor the Lender is making any representation with respect to the legality, validity, enforceability or effectiveness of any of the provisions of the Facility Agreement, the Guarantee and Indemnity or this Agreement (together the "Operative Documents"), or any of them or any of the transactions contemplated thereby;

     (b) neither the Lender nor ABN AMRO will have any liability with respect to any failure or inability of the Borrower or the Company to realise any tax or other benefit anticipated by either of them from the Operative Documents, or any of them, or any of the transactions contemplated thereby; and

     (c) the Company will hold each of ABN AMRO and the Lender harmless from, and promptly upon request indemnify each of them for any loss, damage, cost or expense that either of them may incur as a result of
          (i) the illegality, invalidity, unenforceability or ineffectiveness of any of the provisions of the Operative Documents, or any of the transactions contemplated thereby, except to the extent that such illegality, invalidity, unenforceability or ineffectiveness would arise solely as a matter of Netherlands law or (ii) the characterisation of the Facility Agreement as anything other than a loan facility from a Dutch commercial banking institution to a local Venezuelan company.

11.  Benefit of Indemnity

     The Company expressly agrees that it is entering into this Agreement for the benefit of ABN AMRO. Any assignee of ABN AMRO shall have the benefit of this Agreement provided that it also assumes ABN AMRO's obligations under this Agreement and provided that such assignee has assumed ABN AMRO's obligations under the Guarantee and Indemnity. The Company irrevocably agrees for the benefit of any such assignee by way of third party stipulation (in Dutch: "derdenbeding") that such assignee shall be entitled to exercise all of ABN AMRO's rights under this Agreement as if such assignee was originally party to this Agreement in lieu of ABN AMRO.

12.  Notices

12.1 All notices or other communications under or in connection with this Indemnity shall be given in writing or by facsimile. Any such notice will be deemed to be given as follows:

     (a)  if in writing, when delivered;

     (b) if by facsimile, when received, but only if at the time of transmission, a message confirmation is received by the sender.

12.2 A notice by telex or facsimile will be subsequently confirmed promptly in writing.

12.3 The address, telexnumber and facsimile number for each party for all notices under or in connection with this Indemnity are:

ABN AMRO:
ABN AMRO Bank N.V.
Attention: Financial Enginering/Remko de Bie
Foppingadreef 22
P.O. Box 283
1000 EA Amsterdam
The Netherlands
fax no. + 31 20 629 4779
tel no. + 31 20 629 3495

The Company:
Panamerican Beverages Inc.
Manuel Avila Camacho N(degree) 40
Piso 22, Col. Lomas de Chaputepec
11000 Mexico D.F., Mexico
fax no. 525 201 6337
tel no. 525 201 6300
Attn.: Chief Financial Officer

13.  Information

     ABN AMRO undertakes to inform the Company in writing of any payments, which the Lender has received from ABN AMRO in connection with the Guarantee and Indemnity.

14.  Headings

     Headings used in this Agreement are for ease only and shall not affect the interpretation of this Agreement.

15.  Governing Law; Jurisdiction

15.1 This Indemnity and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of The Netherlands.

15.2 The Company hereby irrevocably submits to the non-exclusive jurisdiction of the competent court of Amsterdam with respect to any dispute, which may arise with respect to this Agreement, or further agreements resulting therefrom.

15.3 The submission by the Company to the jurisdiction of the competent court of Amsterdam shall not limit the right of ABN AMRO to take proceedings against the Company in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

16.  Counterparts

     This Agreement may be signed in any number of counterparts which taken together shall be deemed to constitute one and the same instrument.

17.  General Terms and Conditions

     The General Terms and Conditions of ABN AMRO, of which the Company hereby acknowledges to have received a copy, are applicable between ABN AMRO and the Company. In case of a conflict between those terms and this Agreement, the provisions of this Agreement will prevail.


IN WITNESS WHEREOF, this Agreement was signed by the Company and ABN AMRO on the day and year first above written.

Panamerican Beverages, Inc.                          ABN AMRO Bank N.V.


/s/ Paulo J. Sacchi                                  /s/ R. Y. de Bie
----------------------------                         ---------------------
Name:  Paulo J. Sacchi                               Name:  R. Y. de Bie
Title: Chief Financial Officer                       Title: Advisor


                                                     /s/ M. B. Volger
                                                     ---------------------
                                                     Name:  M. B. Volger
                                                     Title: Advisor

                   AMENDMENT NO. 1 TO SHAREHOLDER AGREEMENT


          AMENDMENT NO. 1 dated as of November 15, 1999 (this "Amendment"), to the Shareholder Agreement dated as of May 9, 1997 (as may be amended, supplemented or modified from time to time, the "Shareholder Agreement"), between Panamerican Beverages, Inc., a corporation organized under the laws of Panama (the "Company") and Venbottling Holdings Inc., a corporation organized under the laws of Panama (the "Investor").

          WHEREAS, the Company and the Investor entered into the Shareholder Agreement;

          WHEREAS, the Company and the Investor desire to amend the Shareholder Agreement as set forth herein.

          NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Company and the Investor agree as follows:


                          ARTICLE I
           Amendments to the Shareholder Agreement


          1. Section 1.1 is hereby amended by inserting the following at the end of the proviso to the definition of "Registration Expenses":

          ", or (z) up to $45,000 related to the preparation and filing (including confidential submission thereof) of any registration statement covering any Registrable Shares (including, but not limited to the fees and disbursements of the Company's legal counsel, accountants and advisors), other than the expenses related to the making of road shows". The sum of the amounts included in the "Registration Expenses" (including the amount described in clause
          (z) above) plus the amounts referred to in clauses
          (x) and (y) hereof are collectively referred to herein as the "Total Registration Costs."

          2. The following proviso is added at the end of
Section 4.5:

          "provided, however, that none of the Investor, its Qualifying Transferees or the Company shall be required to comply with the provisions of this
          Section 4.5 so long as the number of Shares sold by the Investor or Qualifying Transferee together with Shares sold by the Investor or Qualifying Transferee during the preceding six month period does not exceed (i) one percent of the shares of Class A common stock of the Company as set forth on the books of the Company's transfer agent immediately prior to such sale, or (ii) the average weekly reported volume of trading in the Class A common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. At such time that the Investor is no longer deemed to be an Affiliate of the Company, the provisions of this Section 4.5 shall have no further force and effect."

          3. Section 5.1(a) is hereby amended as follows:

          (i) the reference to "45 days" is replaced with "10 days";

          (ii) the language in clause (z) of the first paragraph shall be replaced with the following:

          "if the Company confidentially submits (or otherwise files) a registration statement, which the Investor subsequently withdraws prior to its effectiveness, the Investor may not make another such request within the 60 day period following the date the Company receives written notice from the Investor that the Investor withdraws such request".

          (iii) the following paragraph shall be inserted after the first paragraph of Section 5.1.(a):

               "The Company will be deemed to have complied with the requirement that it file a registration statement with the Commission as set forth in this
          Section 5.1 if the Company confidentially submits a registration statement to the Commission and otherwise satisfies its obligations set forth herein. To the extent permitted by applicable law, the Company, in connection with any request made by the Investor for registration pursuant this
          Section 5.1(a), shall confidentially submit the registration statement in lieu of making a public filing thereof. If requested by the Investor, the Company shall not publicly file (or request the acceleration of effectiveness of) such registration statement for a period of up to 90 days following the date on which the Commission indicates that the registration statement will not be reviewed, or if the registration statement has been reviewed, the date on which the Commission indicates that it has no further comments on the registration statement provided, however, that the Company shall be entitled at all times to make all filings or take other actions it deems necessary or appropriate under the Securities Exchange Act of 1934".

          (iv) the phrase "and, if the Investor pays the Registration Expenses in connection therewith, the Investor may require the Company to treat the request attributable to such Withdrawn Registration or Withdrawn Request as not occurring" in the last clause of the second paragraph of
Section 5.1(a) shall be replaced in its entirety by "and, if the Investor pays the Total Registration Costs in connection therewith, the Investor may require the Company to treat one request attributable to a Withdrawn Registration or Withdrawn Request as not occurring."

          (v) the following paragraph shall be inserted after the second paragraph of Section 5.1(a):

               "If the Investor does not instruct the Company in writing to request acceleration of the effectiveness of any registration statement that the Company has filed (or confidentially submitted) at the request of the Investor within 60 days of the date on which the Commission either indicates that it will not review the registration statement or it has no further comments, the registration statement will be deemed withdrawn by the Investor in accordance with the provisions of this Section
          5.1 and the Investor shall pay (or reimburse the Company for) such amounts as required by the
          Section 5.1(c), as amended".

          4. Section 5.1(b)(ii) is hereby amended to replace the reference to "90 days" with "60 days".

          5. Section 5.1(c) is hereby amended by adding the following paragraph to such Section:

               "The Investor shall pay (or reimburse the Company for) all expenses specified in the proviso of the definition of "Registration Expenses" in
          Section 1.1 in connection with any Demand
          Registration, except that the expenses specified in clause (z) shall be payable by the Investor only to the extent attributable to shares of stock offered by the Investor. In addition, (i) if the Investor makes a fourth registration request from the date of this Amendment No. 1, the Investor shall pay (or reimburse the Company for) up to $80,000 of the Registration Expenses incurred in connection with such registration that would otherwise be payable by the Company (including the $45,000 payable pursuant to clause (z) of proviso to the definition of Registration Expenses), and (ii) if the Investor makes a fifth registration request from the date of this Amendment No. 1, the Investor shall pay (or reimburse the Company for) the Total Registration Costs in connection with such registration".

          6. Section 5.3(a)(ii) is hereby amended to replace the first reference to "90 days" in the first clause with "60 days".

          7. Section 5.3(a) is hereby amended by adding the following:

          "(ix) in connection with an underwritten offering pursuant to Section 5.1, the Company will be prepared to begin making road show presentations within 15 days following the later of the date on which (i) the Commission indicates that it will not review the registration statement or that it has no further comments on the registration statement, if it has reviewed such registration statement, and
          (ii) the Company receives a written instruction from the Investor and the managing underwriter that the Investor and the managing underwriter intend to begin the road show in connection with the Registrable Shares covered by the registration statement immediately after such 15 day period. Nothing herein shall be construed to require the Company to begin making road show presentations until the registration statement has been publicly filed with the Commission in accordance with the terms of this Article V."

                          ARTICLE II
                        Miscellaneous

          1. Except as specifically amended hereby, the Shareholder Agreement shall remain in full force and effect. After the date hereof, any reference to the Shareholder Agreement shall mean the Shareholder Agreement as amended hereby.

          2. The parties hereto agree that:

          (i) pursuant to the provisions of Section 5.1(a), as amended, the registration statement confidentially submitted by the Company with the Commission on August 2, 1999, (the "August 2 Registration Statement") in accordance with the Investor's request received on May 18, 1999, is hereby withdrawn by the Investor;

          (ii) notwithstanding anything forgoing to the contrary, the Investor will not be liable for the amount set forth in clause (z) of the proviso to amended Section 1.1 of the Shareholder Agreement in connection with the August 2 Registration Statement; however, the Investor will be liable for any other amounts otherwise due under the Shareholder Agreement; and

          (iii) from the date hereof, the Investor will only be entitled to make five additional registration requests pursuant to the terms of the Shareholder Agreement.

          3. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Shareholder Agreement.

          4. This Amendment shall be effective as of May 18, 1999.

          5. THIS AMENDMENT SHALL BE GOVERNED BY, AND
CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW
YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES OF SUCH
STATE.

          6. Counterparts. This Amendment may be executed in one or more, all of which together shall be considered one and the same agreement, and shall become effective when one more of such counterparts have been signed by each party and delivered to the other party. Delivery of a signature page of this Amendment by telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized representatives as of the day and year first written above.

                              PANAMERICAN BEVERAGES, INC.,

                              by /s/ Paulo J. Sacchi
                                 ------------------------------
                                 Name: Paulo J. Sacchi
                                 Title: Chief Financial Officer


                              VENBOTTLING HOLDINGS, INC.

                              by /s/  Gustavo A. Cisneros
                                 ------------------------------
                                 Name:  Gustavo A. Cisneros
                                 Title:

                         AMENDMENT NO. 1 dated as of August 30, 1999 (this
                    "Amendment"), to the Credit Agreement dated as of March 18, 1999 (as may be amended, supplemented or modified from time to time, the "Credit Agreement"), among Panamerican Beverages, Inc., a Panamanian corporation (the "Borrower"), the lenders named therein (the "Lenders"), ING Baring (U.S.) Capital LLC, as administrative agent (in such capacity, the "Administrative Agent") for the Lenders, J.P. Morgan Securities Inc. as syndication agent (the "Syndication Agent") for the Lenders, and Bank Boston N.A., as documentation agent (the "Documentation Agent") for the Lenders.


          A. Pursuant to the Credit Agreement, the Lenders have extended credit to the Borrower, and have agreed to extend credit to the Borrower, in each case pursuant to the terms and subject to the conditions set forth therein.

          B. The Borrower has requested that, pursuant to Section 8.01 of the Credit Agreement, the Required Lenders agree to amend certain provisions of the Credit Agreement as provided herein.

          C. The Required Lenders are willing so to amend the Credit Agreement pursuant to the terms and subject to the conditions set forth herein.

          D. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

          Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

          SECTION 1. Amendments. Section 1.01 of the Credit Agreement is hereby amended by inserting the following:

         (a) definition in the appropriate alphabetical order:

          "Back-to-Back Loan" means Debt of any Subsidiary owed to a third party that is fully collateralized by the proceeds of Debt incurred by the Borrower.

          (b) proviso at the end of the definition of "Consolidated Debt":

          "provided, however, that Debt of the Borrower's Consolidated Subsidiaries shall not include any Debt, of any Subsidiary to the extent, but only to the extent, that such Debt, (i) is held by the Borrower, whether in the form of a loan, participation interest or other instrument evidencing indebtedness or other Obligation of the Subsidiary so long as material enforcement, waiver or amendment decision regarding such Debt may be taken only by the Borrower, or
          (ii) represents a Back-to-Back Loan"

          (c) proviso as the end of the definition of "Interest Coverage
Ratio"

          provided, however, the calculation of the Interest Coverage Ratio shall not include any interest on any Debt of any Subsidiary, to the extent that such Debt (i) is owed by a Subsidiary to the Borrower, whether in the form of a loan, participation interest or other instrument evidencing indebtedness or other Obligation of the Subsidiary so long as material enforcement, waiver or amendment decision regarding such Debt may be taken only by the Borrower, or
          (ii) represents a Back- to-Back Loan"

          SECTION 2. Representations and Warranties. The Borrower represents and warrants to the Administrative Agent, to the Syndication Agent, the Documentation Agent and to each of the Lenders that:

               (a) This Amendment has been duly authorized, executed and delivered by the Borrower and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

               (b) Before and after giving effect to this Amendment, the representations and warranties set forth in Article IV of the Credit Agreement are true and correct in all material respects with the same effect as if made on the date hereof, except to the extent such representations and warranties expressly relate to an earlier date.

               (c) Before and after giving effect to this Amendment, no Event of Default or Default has occurred and is continuing.

          SECTION 3. Conditions to Effectiveness. This Amendment shall become effective as of March 18, 1999 when the Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of the Borrower and the Required Lenders.

          SECTION 4. Credit Agreement. Except as specifically amended hereby, the Credit Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. After the date hereof, any reference to the Credit Agreement shall mean the Credit Agreement as amended hereby.

          SECTION 5. Loan Document. This Amendment shall be a Loan Document for all purposes.

          SECTION 6. Effective Time. This Amendment shall be effective as of March 18, 1999.

          SECTION 7. Applicable Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

          SECTION 8. Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 9. Expenses. The Borrower agrees to reimburse the Administrative Agent for its out-of-pocket expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of Mayer, Brown & Platt, counsel for the Administrative Agent.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first written above.

                                       PANAMERICAN BEVERAGES, INC.,

                                         by /s/ Paulo J. Sacchi
                                            -----------------------------------
                                            Name: Paulo J. Sacchi
                                            Title: Chief Financial Officer

                                       ING BARING (U.S.) CAPITAL LLC,
                                       individually and as Administrative
                                       Agent,

                                         by /s/ Michele M. Mangan
                                            -----------------------------------
                                            Name: Michele M. Mangan
                                            Title: Vice President

                                       J.P. MORGAN SECURITIES INC.,
                                       individually and as Syndication
                                       Agent,

                                         by /s/ TMT O'Connor
                                            -----------------------------------
                                            Name: TMT O'Connor
                                            Title: Vice President

                                       BANK BOSTON N.A.,
                                       individually and as Documentation
                                       Agent,

                                         by /s/ Esteban A. Arrando
                                            -----------------------------------
                                            Name: Esteban A. Arrando
                                            Title: Vice President

                                             SIGNATURE PAGE TO
                                           AMENDMENT NO. 1 AND
                                            WAIVER DATED AS OF
                                               August 30, 1999





  To Approve the Amendment:



  Name of Institution                   Morgan Guaranty Trust Company of
                                        New York
                                        ---------------------------------------
                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                BancBoston Robertson Stephens, Inc.
                                     ------------------------------------------

                                     by

                                        /s/ Maria Lagos      /s/ Manuel Sanchez
                                        ---------------------------------------
                                        Name:  Maria Lagos       Manuel Sanchez
                                        Title: Vice President Vice President


  Name of Institution                Banco Bilbao Vizcaya S.A.
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                The Chase Manhattan Bank
                                     ------------------------------------------

                                     by

                                        /s/ Joseph Barragan
                                        ---------------------------------------
                                        Name:  Joseph Barragan
                                        Title: Managing Director

  Name of Institution                Dresdner Bank Luxembourg S.A.
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                Dresdner Bank Lateinamerika AG,
                                     Panama Branch
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                ING BANK N.V., acting through its
                                     Curacao Branch
                                     ------------------------------------------

                                     by

                                        /s/ R.W. Linok          W.P.J. ten Holt
                                        ---------------------------------------
                                        Name:  R.W. Linok       W.P.J. ten Holt
                                        Title: Risk Manager Financial Control


  Name of Institution                Comerica Bank
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                General Electric Capital Corporation
                                     ------------------------------------------

                                     by

                                        /s/ James C. Ugern
                                        ---------------------------------------
                                        Name:  James C. Ugern
                                        Title:

  Name of Institution                Banque Nationale de Paris,
                                     Panama Branch
                                     ------------------------------------------
                                     by

                                        /s/ Mair Gonzalez          Leticia Sang
                                        ---------------------------------------
                                        Name:  Mair Gonzalez       Leticia Sang
                                        Title: Vice President Credit Officer


  Name of Institution                Westdeutsche Landesbank Girozentrale,
                                     New York Branch
                                     ------------------------------------------
                                     by

                                        /s/ Robert D. Wagner
                                        ---------------------------------------
                                        Name:  Robert D. Wagner
                                        Title: Vice President


  Name of Institution                Landesbank Schleswig-Holstein
                                     Girozentrale
                                     ------------------------------------------
                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                Allstate Life Insurance Company
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                Allstate Insurance Company
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:

  Name of Institution                Citibank Mexico S.A.
                                     ------------------------------------------

                                     by

                                        /s/ Jose Maria Urquiza
                                        ---------------------------------------
                                        Name:  Jose Maria Urquiza
                                        Title: Vice President

  Name of Institution                Kredietbank S.A. Luxembourgeoise
                                     ------------------------------------------

                                     by

                                     /s/Garing van Otolgers     Vincent Penders
                                     ------------------------------------------
                                     Name:  Garing van Otolgers Vincent Penders

                                     Title: Senior Service Manager

  Name of Institution                Hamburgische Landesbank Girozentrale
                                     ------------------------------------------

                                     by

                                        ---------------------------------------
                                        Name:
                                        Title:


  Name of Institution                Cooperatieve Centrale Raiffeisen-
                                     Boerenleenbank B.A., "Rabobank
                                     Nederland", New York Branch
                                     ------------------------------------------

                                     by

                                        /s/ Michael V.M. van der Voort
                                        ---------------------------------------
                                        Name:  Michael V.M. van der Voort
                                        Title: Vice President

  Name of Institution                Argentaria Caja Postal y Banco
                                     Hipotecario S.A., New York Branch
                                     ------------------------------------------

                                     by

                                        /s/ Augusto Godoy
                                        ---------------------------------------
                                        Name: Augusto Godoy
                                        Title: General Manager

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Panamerican Beverages, Inc.
                                   (Registrant)

                                   by:   /s/ Paulo J. Sacchi
                                         -------------------------------
                                         Name:  Paulo J. Sacchi
                                         Title: Senior Vice President-
                                                Finance and Treasurer


Date:  March 17, 2000